As filed with the Securities and Exchange Commission on June 23, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TOBIRA THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	20-5531916
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tobira Therapeutics, Inc.

701 Gateway Blvd, Suite 200,

South San Francisco, CA 94080

(650) 741-6625

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Laurent Fischer, M.D.

Chief Executive Officer

Tobira Therapeutics, Inc.

701 Gateway Blvd, Suite 200,

South San Francisco, CA 94080

(650) 741-6625

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Jay K. Hachigian, Esq. Bennett L. Yee, Esq. Richard C. Blake, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, CA 94063 (650) 321-2400	Christopher Peetz Chief Financial Officer Tobira Therapeutics, Inc. 701 Gateway Blvd, Suite 200, South San Francisco, CA 94080 (650) 741-6625	Peter N. Handrinos, Esq. Robert W. Phillips, Esq. Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value	$69,000,000	$8,887.20

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated June 23, 2014

                     Shares

Common Stock

Tobira Therapeutics, Inc.

                    , 2014.

Tobira Therapeutics, Inc. is offering              shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $         and $         per share.

We have granted the underwriters the option to purchase up to an additional              shares of common stock.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “TBRA.”

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 11 of this prospectus.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and under applicable Securities and Exchange Commission rules and have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Neither the Securities and Exchange Commission nor any state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	We refer you to “Underwriting” beginning on page 129 of this prospectus for additional information regarding total underwriting compensation.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

BMO Capital Markets • JMP Securities • Oppenheimer

Nomura

You should rely only on the information contained in this prospectus and any free writing prospectus we have prepared in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with information or make any representations different from or in addition to those contained in this prospectus or any free writing prospectus we have prepared in connection with this offering. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of any information that others may give you. We are offering to sell shares of common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

Through and including                     , 2014 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat liver disease, human immunodeficiency virus, or HIV, fibrosis and inflammation. Our lead product candidate, cenicriviroc, or CVC, is a proprietary immunomodulator that can potentially be used to treat a number of disease states with high unmet medical need. We are developing CVC for nonalcoholic steatohepatitis, or NASH, for which we plan to begin a Phase 2 clinical trial in the second half of 2014. We also plan to advance CVC in a fixed-dose combination for HIV type 1, or HIV-1, infection through Phase 3 development and commercialization in collaboration with a strategic partner or with non-dilutive financing. CVC is a once-daily pill with well-established safety and tolerability in approximately 550 subjects dosed in completed Phase 1 and Phase 2 trials, including 115 HIV-1 infected subjects on treatment for up to 48 weeks.

CVC is a first-in-class oral, long-acting, once-daily, potent dual inhibitor, or antagonist, of chemokine receptor type 2, or CCR2, and type 5, or CCR5, with anti-inflammatory and anti-fibrotic activity. We are initially developing CVC for NASH, a liver disease characterized by fatty deposits, cellular damage, inflammation and fibrosis. CVC binds to both CCR2 and CCR5 and blocks the migration of immune cells to the liver in response to cellular damage, thereby disrupting the immuno-inflammatory cascade and the activation of fibrosis generating hepatic stellate cells, or HSCs. We believe CVC is an excellent candidate for the chronic treatment of NASH due to its safety profile and first-in-class dual mechanism of action targeting fibrosis-generating cells. We believe there are no other product candidates in development or approved for NASH that target the immuno-inflammatory pathways responsible for fibrosis.

NASH is a severe type of non-alcoholic fatty liver disease, or NAFLD. NAFLD is the most common liver disease and is associated with obesity and type-2 diabetes and is characterized by the accumulation of fat in the liver with no other apparent causes. The rising prevalence of obesity-related disorders has contributed to a rapid rise in the prevalence of NASH and NAFLD. In the United States, NAFLD affects approximately 27%-34% of the population, or an estimated 86 million to 108 million people. Approximately 10%-20% of people with NAFLD will progress to NASH. Current estimates place NASH prevalence at approximately 9 million to 15 million people in the United States, or 3%-5% of the population, with similar prevalence in other major markets. Prevalence is also rising in developing regions, likely due to the adoption of a more sedentary lifestyle and westernized diet consisting of processed food with high fat and fructose content.

In addition to the accumulation of fat in the liver, NASH is characterized by inflammation and cellular damage with or without fibrosis. NASH is a severe condition that can lead to fibrosis and eventually progress to cirrhosis, portal hypertension, esophageal varices, ascites, liver cancer and liver failure. Progression to cirrhosis and other late stage complications can occur within 5 to 10 years after initial NASH diagnosis. NASH patients with type-2 diabetes and/or obesity are at a significantly higher risk of disease progression. Once the disease advances beyond NASH to these life-threatening conditions, liver transplantation is the only alternative. The Centers for Disease Control and Prevention, or CDC, projects the prevalence of obesity to increase from 34% of the U.S. population to 42% by 2030. Driven by the epidemic of obesity, NASH is projected to become the leading cause of liver transplants by 2020. Given the extremely limited availability of organ donors and high transplant costs, NASH patients who require transplantation will place a significant economic burden on the healthcare system.

There is a significant unmet need for well-tolerated oral treatments for NASH. As there are no approved pharmaceutical agents for NASH, its market size is difficult to estimate. However, we believe there is a significant market opportunity in NASH and that other well-established markets targeting liver disease, such as hepatitis C, or HCV, provide a good basis for comparison. HCV affects 3.2 million people in the United States and is forecasted by Datamonitor to have $8.0 billion of drug sales in 2015. We believe that NASH, with no cure or effective treatment available, is a significantly larger market opportunity than HCV as the prevalence of NASH is estimated to be three to five times that of HCV in the United States.

Our Development Plans

In the second half of 2014, we plan to submit an investigational new drug application, or IND, with the Division of Gastroenterology and Inborn Errors Products of the U.S. Food and Drug Administration, or FDA, and initiate our Phase 2 proof of concept study, entitled “Cenicriviroc Efficacy and Safety Study in Adult Subjects with Nonalcoholic Steatohepatitis and Liver Fibrosis”, which we refer to as CENTAUR. CENTAUR is planned to be a randomized, double-blind study of CVC versus placebo in patients with NASH and liver fibrosis, including those with type-2 diabetes and/or one or more components of metabolic syndrome. The study will be conducted in North America, Europe and potentially other regions and will be led by Dr. Scott Friedman as lead principal investigator. We plan to enroll approximately 250 patients in a two-arm clinical trial randomized 1:1 for once-daily treatment with CVC or placebo for a first period of one year. Following the primary endpoint at one year, the double-blind will be maintained; patients on CVC will continue on CVC and patients on placebo will either start receiving CVC or continue on placebo for a second year (1:1). The primary analysis will be conducted at one year and endpoints will include an improvement in the NAFLD Activity Score, or NAS, without worsening of fibrosis as assessed by liver biopsy, collagen morphometry, resolution of NASH, validated fibrosis scores, noninvasive imaging and biomarkers. Endpoints will be measured again at two years. Under our current timeline, we expect the results from our primary analysis to be completed in 2016. In September 2013, the American Association for the Study of Liver Disease, or AASLD, and the FDA conducted a joint workshop focused on trial designs and endpoints in drug and diagnostic development for liver disease secondary to NAFLD, including NASH. The CENTAUR study design includes surrogate efficacy endpoints anticipated to be required for approval of a therapeutic for NASH after taking into consideration input from experts involved in the joint workshop. We expect additional FDA guidance to be available by the time we plan our Phase 3 program for NASH.

In addition, under our active IND for HIV-1 treatment under the FDA’s Division of Antiretroviral Products filed in December 2003, we are currently conducting an open label Phase 1 clinical trial in adult subjects (n=32) with either normal hepatic function or a Child-Pugh liver disease score of A or B. A Child-Pugh score is a well-established medical scoring system used to assess the prognosis of liver disease. Depending on the degree of abnormalities, cirrhotic patients can be classified as having mild (Child-Pugh A), moderate (Child-Pugh B) or severe (Child-Pugh C) liver impairment. Patients with “normal hepatic function” are those without known liver disease and therefore do not meet the criteria required for Child-Pugh classification. We expect to complete the trial in the third quarter of 2014. The objectives of this study are to compare multiple-dose pharmacokinetics, evaluate the safety and tolerability of CVC and evaluate changes in pro-inflammatory cytokines and biomarkers of bacterial translocations in the two populations.

We are also developing CVC as part of a fixed-dose combination backbone with lamivudine, also known as 3TC, for the treatment of infection by HIV-1, the virus that causes acquired immunodeficiency syndrome, or AIDS. A fixed-dose combination product contains at least two pharmaceutical agents in a single tablet, in this case CVC and lamivudine, and is then tested or used in combination with additional therapies to provide a complete anti-retroviral regimen. The term “backbone” is commonly used in the context of HIV treatment to describe fixed-dose combination products which may be used with other HIV drugs and allow for a variety of three-drug combinations.

CVC inhibits CCR5, the primary co-receptor required for HIV-1 to infect immune cells. Despite the availability of potent and well-tolerated classes of anti-HIV therapeutics combined in single tablet regimens, patients on chronic therapy face toxicities due to lifelong treatment and are particularly at risk for metabolic, cardiovascular and renal disease complications. U.S. sales of HIV therapies are forecasted to be $9.6 billion in 2014 and growing to $12.8 billion in 2020, according to Datamonitor. Based on efficacy and safety results from a completed randomized Phase 2b study and our end of Phase 2 meeting with the FDA, we believe that CVC, as part of a novel fixed-dose CVC/3TC backbone in combination with other agents used to treat HIV-1 has the potential to provide good efficacy and tolerability and to address toxicities associated with currently used established backbones such as kidney and bone toxicity, hypersensitivy reaction and risk of myocardial infarction. Furthermore, despite recently approved potent and well-tolerated classes of third agent drugs including integrase inhibitors, patients with HIV face chronic toxicity and are developing and dying from “age-related diseases” a decade younger than their uninfected counterparts. We plan to advance this Phase 3 program in collaboration with a strategic partner or with non-dilutive financing.

Below is our clinical and preclinical pipeline:

Our Management Team

Our management team has extensive experience in developing and commercializing therapeutics for liver disease and treatment of HIV infection. Our Chief Executive Officer, Dr. Laurent Fischer, has been involved with Tobira since 2009, providing strategic direction to our programs in fibrosis and HIV. Dr. Fischer was Chief Executive Officer of Ocera Therapeutics, Inc. and Jennerex, Inc., both developers of therapeutics for advanced liver disease. Dr. Fischer also has experience developing and launching products for HIV infection at Dupont-Merck Pharmaceutical Company, Dupont Pharmaceuticals Company and F. Hoffmann-La Roche, Ltd. Our Chief Medical Officer, Dr. Éric Lefebvre, has held senior management roles in clinical development and medical affairs in HIV and HCV drug development at Tibotec Pharmaceuticals, Inc., Janssen Pharmaceuticals, Inc. and GlaxoSmithKline, Inc. Canada. Our Chief Financial Officer, Christopher Peetz, has held financial and corporate development leadership roles with mergers and acquisition experience at Jennerex, Inc. and Onyx Pharmaceuticals, Inc. Our Chief Operating Officer, Helen Jenkins, has held senior operational leadership roles at Nuon Therapeutics, Inc., Saegis Pharmaceuticals, Inc. and Genentech, Inc. Our Vice President of Regulatory Affairs, Martine Kraus, has held various leadership roles at Gilead Sciences, Inc. and has led the regulatory approval of several anti-viral products and combinations, including Truvada.

Our Strategy

Our goal is to become a leading biopharmaceutical company developing and commercializing innovative immunomodulatory therapies for liver disease, HIV, fibrosis and inflammation. To achieve our goal, we plan to:

•

Complete clinical development and seek regulatory approval of CVC in NASH. We plan to initiate a Phase 2 clinical trial of CVC in NASH in the second half of 2014. NASH is a disease driven by the growing epidemic of obesity, with a significant unmet need for approved therapies that are effective and well tolerated. We believe CVC is an excellent candidate for the chronic treatment of NASH due to its safety profile and first-in-class dual mechanism of action targeting fibrosis-generating cells.

•

Establish commercial capabilities to market CVC as a leading treatment for NASH. If approved, we intend to establish a specialty sales force and develop targeted commercial capabilities in key geographies to promote CVC to liver specialists and other physicians treating this disease. Patients with NASH are primarily managed by a concentrated group of liver specialists in the United States. We believe this will enable us to launch CVC in NASH in a cost-effective, targeted manner.

•

Advance the clinical development program for CVC in HIV-1 in collaboration with a strategic partner or with non-dilutive financing. We have obtained initial evidence of efficacy and safety in a Phase 2b clinical trial of CVC in HIV-1 infected patients. We intend to seek collaborators or non-dilutive financing to initiate and complete Phase 3 clinical testing of a fixed-dose combination backbone of CVC/3TC in HIV-1 infected patients and seek approval of this novel CVC-containing regimen for use in combination HIV therapy with third agents.

•

Opportunistically grow our pipeline through additional indications for CVC and in-licensing opportunities. We believe that CVC has the potential to be an effective immunomodulatory treatment for other CCR2 and CCR5 mediated inflammatory and fibrotic driven diseases such as kidney fibrosis, graft-versus-host disease, or GVHD, and certain cancers. For example, results from a completed study of kidney fibrosis in mice will be presented at the International AIDS Conference in July 2014. We will continue to seek ways to broaden our pipeline and leverage our capabilities and expertise.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to: presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” disclosure in this prospectus; not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; having reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements; being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek stockholder approval of any golden parachute payments not previously approved; and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company” and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and our stock price may be more volatile. As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the first fiscal year in which our annual gross revenues exceed $1 billion;

•

the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such fiscal year; or

•	the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Summary Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our securities. Some of these risks are:

•

We have a limited operating history, have incurred significant operating losses since inception, including an accumulated deficit of $92.5 million as of March 31, 2014 and we expect to incur significant losses for the foreseeable future. We have generated no revenue from product sales and have never received regulatory approval to commercialize any of our product candidates. We may never become profitable or, if achieved, be able to sustain profitability.

•

Our business depends on the success of CVC, which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize CVC, our business will be materially harmed.

•

The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate we or any of our future development partners advance into clinical trials, including CVC, may not have favorable results in later clinical trials, if any, or receive regulatory approval.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•	If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop and commercialize CVC and other future product candidates.

•	Our success depends on our ability to protect our intellectual property and our proprietary technologies.

•

Our independent registered public accounting firm has included an explanatory paragraph indicating that our recurring net losses, working capital deficit and net capital deficiency raise substantial doubt on our ability to continue as a going concern in its report on our audited financial statements.

For further discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in Delaware in September 2006. Our principal executive offices are located at 701 Gateway Blvd., Suite 200, South San Francisco, CA 94080 and our telephone number is (650) 741-6625. Our website address is www.tobiratherapeutics.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Tobira,” “Company,” “we,” “us” and “our” refer to Tobira Therapeutics, Inc. The Tobira design logo and the marks “Tobira” and “Tobira Therapeutics” are the property of Tobira. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We intend to use the net proceeds from this offering to fund the further development of CVC for the treatment of NASH, including a Phase 2 clinical trial that we expect to initiate in the second half of 2014, and other immuno-inflammatory and fibrosis indications, as well as for manufacturing of clinical drug supply, working capital and general corporate purposes. Although we cannot specify with certainty the particular amounts or uses for the net proceeds from this offering, we currently intend to use approximately $ million for the development of CVC for the treatment of NASH including our planned Phase 2 clinical trial of CVC for the treatment of NASH, approximately $ million for other immuno-inflammatory and fibrosis indications, approximately $ million for manufacturing of clinical drug supply and the remainder for working capital and general corporate purposes. Accordingly, our management will have broad discretion in using the net proceeds from this offering. See “Use of Proceeds.” We do not intend to use the net proceeds from this offering for our Phase 3 program for HIV-1 because we intend to advance this program through a strategic collaboration or non-dilutive financing.

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ symbol	TBRA

The number of shares of our common stock that will be outstanding after this offering is based on 178,362,241 shares of capital stock (on an as converted to common stock basis) outstanding as of March 31, 2014, and excludes:

•

10,599,779 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, with a weighted-average exercise price of $0.18 per share, 14,740,902 shares of common stock issuable upon the exercise of options granted in April 2014 at an exercise price of $0.26 per share, 150,000 shares of common stock issuable upon the exercise of options granted in May 2014 at an exercise price of $0.26 per share and 750,000 shares of common stock issuable upon the exercise of options granted in June 2014 at an exercise price of $0.44 per share;

•	shares of common stock reserved for future grant or issuance under our stock-based compensation plans, consisting of:

•

12,178,937 shares of common stock reserved for future grants under our 2010 Stock Plan and 2007 Stock Plan which does not include (i) an increase of 8,000,000 shares reserved for future grants under our 2010 Stock Plan after March 31, 2014 or (ii) an aggregate of 15,640,902 shares of our common stock issuable upon the exercise of options granted after March 31, 2014, which options are described in the first bullet above;

•

             shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective in                     , 2014 (subject to automatic annual adjustment in accordance with the terms of the plan), but with respect to which no awards will be granted prior to the completion of the offering;

•	218,539 shares of common stock issuable upon the exercise of a warrant issued to our term loan lender at an exercise price of $0.5491 per share; and

•

                     shares of common stock issuable upon the net exercise of warrants issued to existing investors, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

Unless otherwise indicated, all information in this prospectus assumes the following, which we refer to in this prospectus collectively as the “Transactions”:

•	that our restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 96,737,423 shares of common stock immediately prior to the completion of this offering;

•

the net exercise of outstanding warrants to purchase an aggregate of              shares of Series B Preferred Stock assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and the subsequent conversion of such preferred shares into                      shares of common stock immediately prior to the completion of this offering;

•

the conversion of all principal and accrued and unpaid interest on convertible notes outstanding as of March 31, 2014 into an aggregate of 58,694,248 shares of stock immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us.

The information we present in this prospectus does not reflect a reverse split of our common stock that we may effect prior to the effectiveness of the registration statement of which this prospectus forms a part.

SUMMARY FINANCIAL DATA

We are a development stage company. The following tables set forth summary financial data. We derived the summary statements of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the three months ended March 31, 2013 and 2014 and the period from September 11, 2006 (inception) to March 31, 2014 and the summary balance sheet data as of March 31, 2014 were derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. You should read this summary financial data in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results for any future period and results of interim periods are not necessarily indicative of the results for the entire year.

					Period from September 11, 2006 (Inception) Through March 31, 2014
	Years Ended December 31,		Three Months Ended March 31,
(In thousands, except share and per share amounts)	2012	2013	2013	2014
			(unaudited)		(unaudited)
Statement of Operations and Comprehensive Loss Data:
Operating expenses
Research and development	$13,757	$12,413	$4,225	$1,669	$67,374
General and administrative	3,250	2,764	643	869	20,598

Total operating expenses	17,007	15,177	4,868	2,538	87,972

Operating loss	(17,007)	(15,177)	(4,868)	(2,538)	(87,972)
Other income (expense), net	(1,842)	(3,412)	(746)	(292)	(5,515)

Loss before income tax benefit	(18,849)	(18,589)	(5,614)	(2,830)	(93,487)
Income tax benefit	—	—	—	—	997

Net loss and comprehensive loss	$(18,849)	$(18,589)	$(5,614)	$(2,830)	$(92,490)

Net loss per share, basic and diluted	$(2.69)	$(2.54)	$(0.79)	$(0.38)

Weighted-average common shares outstanding, basic and diluted	6,997,156	7,322,700	7,071,031	7,451,091

Pro-forma net loss per share, basic and diluted (unaudited)		$(0.10)		$(0.02)

Pro-forma weighted-average common shares outstanding, basic and diluted, (unaudited)		148,863,624		163,202,465

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma Adjusted
	(unaudited)	(unaudited)	(unaudited)
(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,773
Working capital deficit	(24,955)
Total assets	10,470
Convertible notes, related party	28,442
Preferred stock warrant liabilities	2,669
Convertible preferred stock	61,982
Deficit accumulated during development stage	(92,490)
Total stockholders’ deficit	(89,080)

The preceding table presents a summary of our balance sheet data as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the Transactions immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of              shares of our common stock by us and the receipt of the estimated net proceeds from such sale, assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to our Business

We have limited operating history, have incurred significant operating losses since inception and we expect to incur significant losses for the foreseeable future. We may never become profitable or, if achieved, be able to sustain profitability.

We have incurred significant operating losses since we were founded in 2006 and expect to incur significant losses for the foreseeable future as we continue our clinical trial and development programs for cenicriviroc, or CVC, and other future product candidates. As of March 31, 2014, we had an accumulated deficit of approximately $92.5 million. Losses have resulted principally from costs incurred in our clinical trials, research and development programs and from our general and administrative expenses. We have funded our operations primarily through the private placement of our equity securities and debt financing. During 2013 and 2014, we received net proceeds of $12.0 million and $8.0 million, respectively, from the issuance of convertible notes and warrants. As of March 31, 2014, we had cash and cash equivalents of $9.8 million. In the future, we intend to continue to conduct research and development, clinical testing, regulatory compliance activities and, if CVC or other future product candidates is approved, sales and marketing activities that, together with anticipated general and administrative expenses, will likely result in our incurring further significant losses for the foreseeable future.

We currently generate no revenue from product sales, and we may never be able to commercialize CVC or other future product candidates. We do not currently have the required approvals to market CVC or any other future product candidates, and we may never receive them. We may not be profitable even if we or any of our future development partners succeed in commercializing any of our product candidates. Because of the numerous risks and uncertainties associated with developing and commercializing our product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our business depends on the success of CVC, which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize CVC, our business will be materially harmed.

CVC, a dual inhibitor of chemokine receptor type 2, or CCR2, and type 5, or CCR5, with anti-fibrotic effects in liver disease models and antiviral effects on HIV-1 has been the sole focus of our product development. Successful continued development and ultimate regulatory approval of CVC for nonalcoholic steatohepatitis, or NASH, is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the development of CVC. We will need to raise sufficient funds for, and successfully enroll and complete, our planned clinical trials of CVC in NASH, which we intend to commence in the second half of 2014. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

•	we may not have sufficient financial and other resources to complete the necessary clinical trials for CVC;

•	we may not be able to obtain adequate evidence of efficacy and safety for CVC in NASH, HIV or any other indication;

•	we do not know the degree to which CVC will be accepted as a therapy, even if approved;

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in our clinical programs, we may experience variability in patients, adjustments to clinical trial procedures and the need for additional clinical trial sites, which could delay our clinical trial progress;

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the results of our clinical trials may not meet the level of statistical or clinical significance required by the U.S. Food and Drug Administration, or FDA, or comparable foreign regulatory bodies for marketing approval;

•	patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to CVC, which could delay or prevent further clinical development;

•	the standards implemented by clinical or regulatory agencies may change at any time;

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the FDA or foreign clinical or regulatory agencies may require efficacy endpoints for a Phase 3 clinical trial for the treatment of NASH that differ from the endpoints of our planned clinical trials, which may require us to conduct additional clinical trials;

•	the mechanism of action of CVC is complex and we do not know the degree to which it will translate into a medical benefit in NASH;

•	if approved for NASH, CVC will likely compete with the off-label use of currently marketed products and other therapies in development; and

•	we may not be able to obtain, maintain or enforce our patents and other intellectual property rights.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a new drug application, or NDA, to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market CVC, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that CVC will be successfully developed or commercialized. If we or any of our future development partners are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize CVC, we may not be able to generate sufficient revenue to continue our business.

We do not intend to progress our HIV program unless we raise significant non-dilutive financing and/or identify a strategic partner who will fund the development and commercialization of CVC in HIV, which we might not achieve. We may not be able to secure such a strategic partner or non-dilutive financing.

We anticipate that future cash requirements to advance our HIV program will be significant and we plan to advance our HIV program in collaboration with a strategic partner or with non-dilutive financing. If we are not able to collaborate with a strategic partner or raise non-dilutive financing, we may be unable to initiate a Phase 3 program for CVC in HIV and may never be able to commercialize the use of CVC in HIV patients. Our ability to generate product revenues, which may not occur for several years, if ever, will depend in part on the successful development and commercialization of CVC in HIV. If we are unable to commercialize CVC in HIV or if we experience significant delays in advancing our HIV program, our business may be adversely affected.

The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate we or any of our future development partners advance into clinical trials, including CVC, may not have favorable results in later clinical trials, if any, or receive regulatory approval.

Drug development has inherent risk. We or any of our future development partners will be required to demonstrate through adequate and well-controlled clinical trials that our product candidates are safe and effective, with a favorable benefit-risk profile, for use in their target indications before we can seek regulatory approvals for their commercial sale. Clinical studies are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Delay or failure can occur at any stage of development, including after commencement of any of our clinical trials. In addition, success in early clinical trials does not mean that later clinical trials will be successful, because later-stage clinical trials may be conducted in broader patient populations and involve different study designs. For instance, our Phase 3 clinical trials of CVC in HIV infection may differ substantially from the design of our Phase 2b clinical trial and our Phase 2b results may not be predictive of any future Phase 3 results. In addition, our planned initial Phase 3 program will evaluate CVC as a fixed-dose combination with 3TC rather than as a single agent as was done in the Phase 2b clinical trial. Furthermore, our future trials will need to demonstrate sufficient safety and efficacy in larger patient populations for approval by regulatory authorities. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, only a small percentage of drugs under development result in the submission of an NDA to the FDA and even fewer are approved for commercialization.

We cannot be certain that any of our planned clinical trials will be successful, and any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications.

Because CVC is a new chemical entity, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary regulatory approvals for commercialization.

CVC is a new chemical entity and unexpected problems may arise that can cause us to delay, suspend or terminate our development efforts. Further, CVC has not yet demonstrated efficacy in humans for NASH, and the long-term safety consequences of dual inhibition of CCR2 and CCR5 receptors is not known. Regulatory approval of new product candidates such as CVC can be more expensive and take longer than approval for other more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates.

Any termination or suspension of, or delays in the commencement or completion of, our planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate additional clinical trials in the United States for our product candidates, we may need to submit the results of preclinical testing to the FDA as part of an investigational new drug, or IND, application, along with other information including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol. We may rely in part on preclinical, clinical and quality data generated by contract research organizations, or CROs, and other third parties for regulatory submissions for our product candidates. If these third parties do not provide us with data in a timely manner, we will not be able to make timely regulatory submissions for our product candidates, which may delay our plans for our clinical trials. Furthermore, if those third parties do not make this data available to us, we will likely have to develop all necessary preclinical and clinical data on our own, which will lead to significant delays and increase development costs of the product candidate. Delays in the commencement or completion of our planned clinical trials for CVC or other future product candidates could significantly affect our product development costs. We do not know whether our planned trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	the FDA failing to grant permission to proceed or placing the clinical trial on hold;

•	subjects failing to enroll or remain in our trial at the rate we expect;

•	subjects choosing an alternative treatment for the indication for which we are developing the product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse effects;

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a facility manufacturing our product candidate or any of its components being ordered by the FDA or other government or regulatory authorities to temporarily or permanently suspend operations due to violations of current good manufacturing practices, or GMP, regulations, or other applicable requirements;

•	any changes to our manufacturing process that may be necessary or desired;

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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, GMP regulations or other regulatory requirements, or our CROs or other third parties not performing data collection or analysis in a timely or accurate manner;

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inspections of clinical trial sites by the FDA or the finding of regulatory violations by the FDA or an institutional review board, or IRB, that require us to undertake corrective action, that results in suspension or termination of one or more sites or the imposition of a clinical hold on the entire trial or that prohibits us from using some or all of the data in support of our marketing applications;

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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications; or

•	one or more IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects or withdrawing its approval of the trial.

Product development costs will increase if we have delays in testing or approval of CVC or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the cost, timing or successful completion of a clinical trial. If we experience delays in completion of our clinical trials, or if we, the FDA or other regulatory authorities, IRBs, other reviewing entities or any of our clinical trial sites suspend or terminate any of our clinical trials, the commercial prospects for a product candidate may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Further, if one or more clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of CVC or other future product candidates could be significantly reduced.

We plan to submit an IND and initiate a Phase 2 clinical trial for CVC in NASH patients in the second half of 2014. We have not yet determined the details of any potential Phase 3 trial designs, including identification of a primary endpoint that the FDA would deem acceptable in a study for the treatment of NASH. If the FDA determines that Phase 3 studies would require substantially different endpoints than those addressed in our planned clinical trials, we may need to conduct additional Phase 2 clinical trials of CVC.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Potential patients for CVC may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

We will be required to identify and enroll a sufficient number of patients with NASH for each of our ongoing and planned clinical trials of CVC in this indication. We also may encounter difficulties in identifying and enrolling

NASH patients with a stage of disease appropriate for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials.

Any product candidate in our current or future clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent its regulatory approval or commercialization or limit its commercial potential.

Unacceptable adverse events caused by any of our product candidates in current or future clinical trials could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications and markets. This in turn could prevent us from completing development or commercializing the affected product candidate and generating revenue from its sale. If any of our product candidates cause unacceptable adverse events in clinical trials, we may not be able to obtain regulatory approval or commercialize such product candidate.

Our product candidates are subject to extensive regulation, compliance with which is costly and time consuming, and such regulation may cause unanticipated delays in, or prevent the receipt of the required approvals for, commercialization of our product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory agencies. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved, as well as the target indications and patient populations. The FDA may change its approval policies or regulations, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including the following:

•	such authorities may disagree with the design or implementation of our or any of our future development partners’ clinical trials;

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we or any of our future development partners may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for any indication;

•	the results of clinical trials may not demonstrate the safety or efficacy required by such authorities for approval;

•	we or any of our future development partners may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	such authorities may disagree with our interpretation or the quality of data from preclinical studies or clinical trials;

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such authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we or any of our future development partners contract for clinical and commercial supplies; or

•	the approval policies or regulations of such authorities may significantly change in a manner rendering our or any of our future development partners’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our future development partners from commercializing our product candidates.

Coverage and reimbursement may be limited or unavailable in certain market segments for CVC and other future product candidates, which could make it difficult for us to sell our product candidates profitably.

Market acceptance and sales of CVC and other future product candidates will depend significantly on the availability of adequate insurance coverage and reimbursement from third-party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product candidate is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product candidate from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of the applicable product candidate. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Further, reimbursement amounts may not support the demand for, or the price of, our product candidates. If reimbursement is not available or is available only in limited levels, we may not be able to commercialize certain of our product candidates profitably, or at all, even if approved.

As a result of legislative proposals and the trend toward managed healthcare in the United States, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide coverage of approved product candidates for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn may put pressure on the pricing of drugs or force prescribers to use generic drugs. We expect to experience pricing pressures in connection with the sale of our product candidates, if approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals as well as country, regional or local healthcare budget limitations.

Even if we obtain marketing approval for CVC or any other product candidate, it could be subject to post-marketing requirements restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time consuming post-approval studies, post-market surveillance or clinical trials. Following approval, if any, of CVC or any other product candidate, such candidate will also be subject to ongoing FDA requirements governing labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping, reporting of safety and other post-market information, import and export. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with GMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requesting a recall or withdrawal of the product from the market or suspension of manufacturing.

If we or the manufacturing facilities for CVC, or any other product candidate that may receive regulatory approval, if any, fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements or any subsequent applications or supplements we may file;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products or request us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue.

The FDA has the authority to require a risk evaluation and mitigation strategy, or REMS, as part of a NDA or after approval, which may impose further requirements or restrictions on the distribution or use of a drug, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry.

In addition, if CVC or any other future product candidates is approved, our product labeling, advertising and promotion would be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. However, if we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions on the sale or marketing of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Even if we receive regulatory approval for CVC or any other product candidate, we still may not be able to successfully commercialize it, and the revenue that we generate from its sales, if any, could be limited.

Even if CVC or any other future product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, is also generally necessary for commercial success. The degree of market acceptance of our product candidates will depend on a number of factors, including:

•	demonstration of clinical efficacy and safety compared to other more-established products;

•	the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

•	acceptance of a new formulation by healthcare providers and their patients;

•	the prevalence and severity of any adverse effects;

•	new procedures or methods of treatment that may be more effective in treating or may reduce the incidences of NASH or other conditions for which our products are intended to treat;

•	pricing and cost-effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies;

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our ability to obtain and maintain sufficient third-party coverage or reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

•	unfavorable publicity relating to the product candidate; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product candidate and may not become or remain profitable. Our efforts to educate the medical community and third-party payors on the benefits of CVC or any other future product candidates may require significant resources and may never be successful. In addition, our ability to successfully commercialize our product candidate will depend on our ability to manufacture our products, differentiate our products from competing products and defend and enforce our intellectual property rights relating to our products.

If the market opportunity for CVC for the treatment of NASH is smaller than we believe it is, our future revenue may be adversely affected, and our business may suffer.

If the size of the market opportunity for CVC in NASH is smaller than we anticipate, we may not be able to achieve profitability and growth. While we are initially targeting CVC for the treatment of NASH, a disease we believe to be one of the most prevalent chronic liver diseases worldwide, our projections of the number of people who have NASH, as well as the subset of people with the disease who have the potential to benefit from treatment with CVC, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations and market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of this disease. The number of patients may turn out to be lower than expected. The effort to identify patients with the diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. For example, NASH is often undiagnosed and may be left undiagnosed for a long time. A definitive diagnosis of NASH is currently based on a histological assessment of a liver biopsy, which impacts the ability to easily identify patients. If improved diagnostic techniques for identifying NASH patients who will benefit from treatment are not developed, our market opportunity may be smaller than we currently anticipate. Additionally, the potentially addressable patient population may be limited or may not be amenable to treatment with CVC, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business.

If we fail to develop and commercialize other product candidates, we may be unable to grow our business.

Although the development and commercialization of CVC is our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies related to immune-mediated, inflammatory, orphan and other diseases. We will evaluate internal opportunities from our compound libraries, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated or orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

We rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We are dependent on third parties to conduct all of our clinical trials. Accordingly, the timing of the initiation and completion of these trials is controlled by such third parties and may occur at times substantially different from our estimates. Specifically, we use CROs to conduct our clinical trials and rely on medical institutions, clinical investigators, CROs and consultants to conduct our trials in accordance with our clinical protocols and regulatory requirements. Our CROs, investigators, and other third parties play a significant role in the conduct of these trials and subsequent collection and analysis of data.

There is no guarantee that any CROs, investigators, or other third parties on which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fails to meet expected deadlines, fails to adhere to our clinical protocols or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in our ongoing clinical trials unless we are able to transfer those subjects to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or if we fail to adequately disclose such compensation pursuant to FDA regulations, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

We rely on third parties to supply the components of and manufacture CVC for our clinical trials and commercialization, which is a complex process. Our dependence on third parties could adversely impact our business.

We are dependent on third-parties to supply the components of and manufacture CVC. If these third-party suppliers do not supply sufficient quantities of materials to us on a timely basis and in accordance with applicable specifications, GMP regulations and other regulatory requirements, there could be a significant interruption of our supplies, which would adversely affect clinical development of the product candidate. Furthermore, if any of our contract manufacturers cannot successfully manufacture material that conforms to our specifications and within regulatory requirements, we will not be able to secure and/or maintain regulatory approval, if any, for our product candidates.

We will also rely on our contract manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our anticipated clinical trials. We do not have any control over the process or timing of the acquisition of raw materials by our contract manufacturers. Moreover, we currently do not have agreements in place for the commercial production of these raw materials. Any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial could considerably delay completion of that clinical trial, product candidate testing and potential regulatory approval of that product candidate.

We do not expect to have the resources or capacity to commercially manufacture CVC or any other future product candidates, if approved, and will likely continue to be dependent on third-party manufacturers. Our dependence on third parties to manufacture and supply us with clinical trial materials and any approved product candidates may adversely affect our ability to develop and commercialize our product candidates on a timely basis.

The process of drug manufacturing is complex, highly regulated and subject to several risks, including:

•	The manufacturing of compounds is complex, and only a limited number of manufacturers will be capable of manufacturing CVC and other future product candidates.

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The manufacturing of compounds is susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment or vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

•	The manufacturing facilities in which CVC and other future product candidates are made could be adversely affected by labor shortages, natural disasters, power failures and numerous other factors.

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We and our contract manufacturers must comply with GMP regulations and guidelines. Although we are ultimately responsible for ensuring that our product candidates are manufactured in accordance with GMP regulations and guidance, we are not involved in the day-to-day operations of our contract manufacturers. We and our contract manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We and our contract manufacturers are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow GMP or other regulatory requirements or any delay, interruption or other issues that arise in the manufacture, fill-finish, packaging or storage of our products as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of product candidates for our clinical studies or the termination or hold on a clinical study or the delay or prevention of filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could be costly and damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

Any adverse developments affecting manufacturing operations for our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

We may not be successful in establishing and maintaining development or other strategic partnerships, which could adversely affect our ability to develop and commercialize product candidates.

We may choose to enter into development or other strategic partnerships in the future, including collaborations with major biotechnology or pharmaceutical companies. For example, we intend to pursue a

Phase 3 clinical trial of CVC for the treatment of HIV in collaboration with a strategic partner. The negotiation process for a collaboration of this type is time consuming and complex. We may not be successful in our efforts to establish a development partnership or other alternative arrangements for any of our product candidates and programs. Even if we are successful in our efforts to establish development partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such development partnerships if, for example, development or approval of a product candidate is delayed or sales of an approved product candidate are disappointing. Any delay in entering into development partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market.

In addition, our strategic partners may terminate any agreements they enter into with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, our strategic partners will likely negotiate for certain rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do.

Moreover, if we fail to maintain development or other strategic partnerships related to our product candidates that we may choose to enter into, then:

•	the development of certain of our current or future product candidates may be terminated or delayed;

•	our cash expenditures related to development of certain of our current or future product candidates would increase significantly, and we may need to seek additional financing;

•	we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted; and

•	we will bear all of the risk related to the development of any such product candidates.

We may form strategic alliances in the future, and we may not realize the benefits of such alliances.

We may form strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our existing business, including for the continued development or commercialization of CVC or other future product candidates. These relationships or those like them may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction.

If our competitors develop treatments for the target indications of our product candidates that are approved more quickly than ours, marketed more successfully or demonstrated to be safer or more effective than our product candidates, our commercial opportunity will be reduced or eliminated.

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Our product candidates, if successfully developed and approved, may compete with established therapies as well as with new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product candidate development, manufacturing and marketing resources than we do. Large pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, universities and private and public research institutes may be active in research in our target indications, and they or their licensees could be in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. We will also face competition from these third parties in establishing clinical trial sites, registering subjects for clinical trials and in identifying and in-licensing new product candidates. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additionally, we may face competition from developing countries, where costs may be cheaper.

New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. Competition in drug development is intense. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

There are currently no therapeutic products approved for the treatment of NASH. There are several commercially available products that are currently used off label for NASH, such as vitamin E (an antioxidant), insulin sensitizers (such as metformin), antihyperlipidemic agents (such as gemfibrozil), pentoxifylline, ursodiol and others. In addition, there are numerous drugs in development for the treatment of NASH. We are aware of several companies that have product candidates in clinical development for the treatment of NASH, including Intercept Pharmaceuticals, Inc., Gilead Sciences, Inc., Galmed Medical Research Ltd., Genfit Corp., Novartis, Takeda, Raptor Pharmaceutical Corp., Immuron Ltd., Lumena Pharmaceuticals, Inc. and Conatus Pharmaceuticals Inc., and there are other companies with candidates in earlier stage development.

In HIV, we are aware of several companies that market therapies, including single tablet regimen Atripla, Complera and Stribild (commercialized by Bristol-Myers Squibb Company, Gilead Sciences Inc. and Janssen Pharmaceuticals Inc.), NRTI backbones Truvada and Epzicom (commercialized by Gilead Sciences Inc. and ViiV Healthcare) and multiple single agent products in the integrase inhibitor, protease inhibitor and NNRTI class, as well as CCR5 inhibitor maraviroc (commercialized by ViiV Healthcare). Other companies are also developing novel HIV therapies and vaccines.

Even if we obtain regulatory approval for our product candidates, the availability and price of our competitors’ products could limit the demand or the price we are able to charge, for our product candidates. Several generic products are already available and more will become available for the indications we are targeting with our product candidates. Our business will be harmed if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug products or choose to reserve our product candidates for use in limited circumstances. Our inability to compete with existing or subsequently introduced drug products would have a material adverse impact on our business.

We have no sales, marketing, reimbursement or distribution capabilities, and we will have to invest significant resources to develop these capabilities.

We have no internal sales, marketing, reimbursement or distribution capabilities. If CVC or any other future product candidates ultimately receives regulatory approval, we may not be able to effectively market and distribute the product candidate. We will have to invest significant amounts of financial and management resources to develop internal sales, distribution and marketing capabilities, some of which will be committed prior to any confirmation that CVC or any other future product candidates will be approved, if at all. We may not be able to hire consultants or external service providers to assist us in sales, marketing, reimbursement and distribution functions on acceptable financial terms or at all. Even if we decide to establish sales, marketing, reimbursement and distribution functions, we could face a number of additional related risks, including the following:

•	we may not be able to attract and build an effective marketing department or sales force;

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the cost of establishing a marketing department or sales force may exceed our available financial resources and the revenues generated by CVC or any other product candidates that we may develop, in-license or acquire; and

•	our direct sales, reimbursement and marketing efforts may not be successful.

If we lose key scientists or management personnel, or if we fail to recruit additional highly skilled personnel, it will impair our ability to identify, develop and commercialize products.

We are highly dependent on principal members of our management team and scientific staff, including our Chief Executive Officer, Laurent Fischer, M.D., and our Chief Medical Officer, Éric Lefebvre, M.D. These executives each have significant pharmaceutical industry experience. The loss of any member of our management team or scientific staff, including Drs. Fischer and Lefebvre, would impair our ability to identify, develop and market new products. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of these or other key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to development or approval, loss of sales and diversion of management resources. In addition, we depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all, which would negatively impact our development and commercialization programs.

Additionally, we do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not receive adequate compensation for the loss of the services of these individuals.

If we fail to effectively integrate our new executive officers into our organization, the future development and commercialization of our product candidates may suffer, harming future regulatory approvals, sales of our product candidates or our results of operations.

Our current management team has only been working together for a relatively short period of time and our Chief Executive Officer and Chief Financial Officer have been employed by us for less than a year. Moreover, we expect to continue to expand our team in the future. Our future performance will depend, in part, on our ability to successfully integrate recently and subsequently hired executive officers into our management team and their ability to develop and maintain an effective working relationship. Our failure to integrate these individuals with other members of management could result in inefficiencies or failures in the development and commercialization of our product candidates.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As of April 30, 2014, we had 10 full-time employees. We will need to grow our organization substantially to continue development and pursue the potential commercialization of CVC and other future product candidates, as well as function as a public company. As we seek to advance CVC and other product candidates, we will need to expand our financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management and require us to retain additional internal capabilities. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, clinical and regulatory, financial, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to so accomplish could prevent us from successfully growing our company.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding healthcare systems that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell our product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the FDA or other agency regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for outpatient prescription drug purchases by the elderly with a new Part D program. In addition, this legislation authorized Medicare Part D prescription drug plans to use formulas where they can limit the number of drugs that will be covered in any therapeutic class. Notwithstanding the expansion of federal coverage of drug products, there is pressure to contain and reduce costs.

More recently, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, which is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Affordable Care Act, among other things:

•	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs”;

•	increased the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	expanded the 340B drug discount program;

•	required collection of rebates for drugs paid by Medicaid managed care organizations;

•	revised the definition of “average manufacturer price” for Medicaid drug rebate reporting purposes, which could increase the amount of Medicaid drug rebates due to states;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and

•	mandate a further shift in the burden of Medicaid payments to the states.

Although it is too early to determine the full effect of the Affordable Care Act on our business, the law appears likely to continue the pressure on pharmaceutical pricing, especially under Medicare, and may also increase our regulatory burdens and operating costs.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers, managed care organizations, and prescription drug plan sponsors, of 2% per fiscal year, which went into effect on April 1, 2013.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any product candidates for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our product candidates;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.

Certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy laws and regulations by both the federal government and the states in which we conduct our business. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws. The regulations that may affect our ability to operate include, without limitation:

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The federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers;

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The federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formula managers on the other;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution under the Anti-Kickback Statute, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. We have consulting arrangements with physicians who provide various services to us. Payment for some of these consulting services is not made on a per-hour basis. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Recent legislation has strengthened the above laws. The Affordable Care Act, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

The Affordable Care Act also imposes new reporting and disclosure requirements on drug manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers. In addition, drug manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1.0 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests not reported in an annual submission.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states mandate implementation of compliance programs and/or the tracking and reporting of gifts, compensation, and other remuneration to physicians. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Governments may impose price controls, which may adversely affect our future profitability.

We intend to seek approval to market our product candidates in both the United States and in foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product candidates. In many foreign countries the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of CVC or other future product candidates.

We face an inherent risk of product liability as a result of the clinical testing of CVC and other future product candidates and will face an even greater risk if we commercialize our product candidates. For example, we may be sued if CVC or our other product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for CVC or our other product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize CVC or our other product candidates; and

•	a decline in our stock price.

We maintain clinical trial insurance with $5.0 million in coverage, which we believe is sufficient to cover foreseeable claims that may be made against us and is customary for similarly situated companies in our industry. However, we cannot be certain that such insurance will be sufficient to cover all claims that may be made against us and any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Furthermore, our inability to obtain and retain sufficient clinical trial insurance at an acceptable cost to protect against potential liability claims could prevent or inhibit the commercialization of CVC or our other product candidates.

We and any of our future development partners will be required to report to regulatory authorities if any approved products cause or contribute to adverse events, and any failure to do so would result in sanctions that would materially harm our business.

If we and any of our future development partners are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we and any of our future development partners report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We and any of our future development partners may fail to report adverse events we become aware of within the prescribed timeframe or we may fail to receive notice of such events from our CROs within the prescribed time period. We and any of our future development partners may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we and any of our future development partners fail to comply with our reporting obligations, the FDA or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval of future products.

Our internal computer systems, or those of our development partners, third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidate could be delayed.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce CVC and our other product candidates. Our ability to obtain clinical supplies of CVC or our other product candidates could be disrupted if the operations of these suppliers are affected similarly.

Risks Relating to Our Intellectual Property

Our rights to develop and commercialize our product candidates are subject in part to the terms and conditions of a license to CVC granted to us by Takeda.

CVC is based in part on patents that we have licensed on an exclusive basis and other intellectual property licensed from Takeda Pharmaceutical Company Limited, or Takeda. Takeda holds certain rights with respect to CVC in the license agreement. This license imposes various commercial, contingent payment, royalty, insurance, indemnification, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would lose valuable rights under our collaboration agreements and our ability to develop product candidates.

Either party may terminate the license agreement under certain circumstances, including a material breach of the agreement by the other. In the event we terminate our license, or if Takeda terminates our license due to our breach, all rights to CVC, including any intellectual property we develop with respect to CVC or licensed or developed by us under this agreement will revert or otherwise be licensed back to Takeda on an exclusive basis. Any termination or reversion to Takeda of our rights to develop or commercialize CVC, including any reacquisition by Takeda of our rights, will have a material adverse effect on our business.

We may fail to comply with any of our obligations under existing agreements pursuant to which we license rights or technology, which could result in the loss of rights or technology that are material to our business.

We are a party to a license agreement with Takeda that is important to our business, and we may enter into additional licenses in the future. Under our agreement from Takeda, Takeda has assigned and licensed to us certain patents and know-how relating to CVC. This license agreement imposes various commercial, contingent payment, royalty, insurance, indemnification, and other obligations on us. If we fail to comply with these obligations, Takeda may have the right to terminate the license agreement, in which event we would lose valuable rights to CVC and would be unable to develop or market CVC.

With respect to certain patents under our license agreement with Takeda and in some cases with respect to any license we may enter into in the future, patent prosecution of our licensed technology is controlled solely by the licensor. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In certain cases, including with respect to the patents assigned to us from Takeda, we control the prosecution of patents resulting from licensed or assigned technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including but not limited to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and

•	the priority of invention of patented technology.

If disputes over intellectual property and other rights that we have licensed or acquired from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others. We can provide no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. This failure to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

Composition-of-matter patents on the biological or chemical active pharmaceutical ingredient are generally considered to be the strongest form of intellectual property provide the broadest scope of patent protection for pharmaceutical products, as such patents provide protection without regard to any method of use. While we have issued composition-of-matter patents in the United States and other countries for CVC, we cannot be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in our patent applications covering composition-of-matter or formulations of our other product candidates will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Even if our patent applications covering formulations of our product candidates issue as patents, the formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patent may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient but used for a method not included in the patent. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Our issued composition of matter patents for CVC are expected to expire in the United States as early as 2023. Our additional patents and pending patent applications that cover formulations, combination products and use of CVC to treat various indications are expected to expire at various times that range from 2023 (for issued patents) to potentially 2035 (for currently-filed provisional patent applications if patents were to issue on non-provisional applications filed thereon).

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our potential product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

In addition, we rely on the protection of our trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating our trade secrets. If any of these events occurs or if we otherwise lose protection for our trade secrets or proprietary know-how, our business may be harmed.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a ‘‘first to file’’ system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO, in which case a patent may become subject to post-grant proceedings including opposition, derivation, reexamination, inter-partes review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

The biotechnology industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the biotechnology industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained in secrecy until the application is published, we may be unaware of third party patents that may be infringed by commercialization of CVC or our other product candidates. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Any claims of patent infringement asserted by third parties would be time consuming and could likely:

•	result in costly litigation;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing CVC or our other product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis; or

•	require us to enter into royalty or licensing agreements.

Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent CVC or our other product candidates from being marketed. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our product candidate or processes could subject us to potential liability for damages and require us to obtain a license to continue to manufacture or market CVC or our other product candidates. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. In addition, we cannot be sure that we could redesign our product candidate or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing CVC or our other product candidates, which could harm our business, financial condition and operating results.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court.

If we or any of our future development partners were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, or one of our future product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would have a material adverse impact on our business.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

We currently have rights to the intellectual property, through licenses from third parties and under patents that we own, to develop our product candidates. Because our programs may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these proprietary rights. For example, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

We may collaborate with U.S. and foreign academic institutions to accelerate our preclinical or clinical research. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of that program and our business and financial condition could suffer.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we engage the services of consultants, in addition to our employees, to assist us in the development of our product candidates. Many of these employees and consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that our company, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

If we do not obtain protection under the Hatch-Waxman Amendments by extending the patent terms for CVC or our other product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of CVC or other product candidates, one or more of our United States patents may be eligible for limited patent term restoration under the

Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may not be able to protect our intellectual property rights throughout the world.

While we have issued composition-of-matter patents directed at CVC in the United States and other countries, filing, prosecuting and defending patents on CVC and our other product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries may not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, India and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Although we currently do not have issued patents in these particular jurisdictions, to the extent we are able to obtain such patents, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to a third party. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Financial Position and Need for Capital

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements.

Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2013 stating that our recurring net losses, working capital deficit and net capital deficiency at December 31, 2013 raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. We may also be forced to make reductions in spending, including delaying or curtailing our planned clinical programs, or to extend payment terms with our suppliers or licensors. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop and commercialize CVC and other future product candidates.

Although we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our current operations for the next 24 months, we will require substantial future capital in order to complete the remaining clinical development for CVC and our other product candidates and to potentially commercialize these product candidates. In particular, in order to initiate our Phase 3 clinical program for CVC in HIV we will need to collaborate with a strategic partner or raise significant non-dilutive financing. We expect our spending levels to increase in connection with our clinical trials of CVC, as well as other corporate activities. The amount and timing of any expenditure needed to implement our development and commercialization programs will depend on numerous factors, including:

•

the type, number, scope, progress, expansion costs, results of and timing of our planned clinical trials or the need for additional clinical trials of CVC for NASH or any of our other product candidates which we are pursuing or may choose to pursue in the future;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•	the costs and timing of obtaining or maintaining manufacturing for CVC for NASH and any of our other product candidates, including commercial manufacturing if any product candidate is approved;

•	the costs and timing of establishing sales marketing, and reimbursement capabilities and enhanced internal controls over financial reporting;

•	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;

•	costs associated with any new product candidates that we may develop, in-license or acquire;

•	the effect of competing technological and market developments; and

•	the costs associated with being a public company.

Some of these factors are outside of our control. We do not expect our existing capital resources together with the net proceeds from this offering to be sufficient to enable us to fund the completion of our clinical trials and commercialization of our product candidates. We expect that we will need to raise additional funds in the future.

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. In addition, the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we will be unable to complete the planned clinical trials for CVC for NASH and any of our other product candidates and we may be required to significantly curtail some or all of our activities. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to our product candidates or some of our technologies or otherwise agree to terms unfavorable to us.

Our ability to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments may be limited by provisions of the Internal Revenue Code, and may be subject to further limitation as a result of the transactions contemplated by this offering.

As of December 31, 2013, we had federal and state tax net operating loss carryforwards of approximately $75.3 million and $28.8 million, respectively, which begin to expire in 2023 for federal and 2015 for state unless previously utilized. As of December 31, 2013, we had federal and California research and development tax credit carryforwards of approximately $0.7 million and $0.2 million, respectively. The federal research and development tax credit carryforwards will begin expiring in 2033 unless previously utilized. The California research and development tax credit carryforwards are available indefinitely until utilized.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Similar rules may apply under state tax laws. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Code, or similar state provisions, has previously occurred or will occur as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability to us.

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list on common stock on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	our ability to enroll patients in our planned clinical trials;

•	results of the clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

•	regulatory developments in the United States and foreign countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our ability to enter into strategic partnerships for the development of our product candidates;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts’ reports or recommendations;

•	sales of our stock by insiders and stockholders;

•	trading volume of our common stock;

•	general economic, industry and market conditions other events or factors, many of which are beyond our control;

•	additions or departures of key personnel; and

•	intellectual property, product liability or other litigation against us.

In addition, in the past, stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our clinical trial and development programs;

•	addition or termination of clinical trials;

•	regulatory developments affecting CVC and our other product candidates;

•	our execution of any collaborative, licensing or similar arrangements and the timing of payments we may make or receive under these arrangements; and

•	nature and terms of stock-based compensation grants and any intellectual property infringement lawsuit in which we may become involved.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

We may use the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We intend to use the net proceeds from this offering to fund the development of CVC for the treatment of NASH, including a Phase 2 clinical trial that we expect to initiate in the second half of 2014, and other immuno-inflammatory and fibrosis indications, as well as for manufacturing of clinical drug supply, working capital and general corporate purposes. We do not intend to use the net proceeds from this offering for our Phase 3 program for HIV-1 because we intend to advance this program through a strategic collaboration or non-dilutive financing. The failure by our management to apply the net proceeds from this offering effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $             per share, assuming an initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of March 31, 2014, upon the closing of this offering, we will have outstanding a total of              shares of common stock after this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and warrants. Of these shares, only the              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless they are purchased by one of our affiliates.

We and our executive officers, directors and stockholders have agreed, subject to certain exceptions, not to engage in sales or dispositions of, or other transactions relating to, our common stock or securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock. These “lock-up” restrictions end 180 days after the date of this prospectus. However, BMO Capital Markets Corp. and JMP Securities LLC may permit persons who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements expire, up to an additional              shares of common stock will be eligible for sale in the public market of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of              shares of our outstanding common stock, or approximately              of our total outstanding common stock as of March 31, 2014, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We do not intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. In addition, our loan and security agreement with Square 1 Bank currently prohibits us from paying dividends on our equity securities, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC, and The NASDAQ Global Market to implement provisions of the Sarbanes-Oxley Act, imposes significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, exemptions from the requirements of holding non-binding advisory votes on executive compensation and seeking stockholder approval of any golden parachute payments not previously approved and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of this offering, although circumstances could cause us to lose that status earlier, including if we become a large accelerated filer (in which case we will cease to be an emerging company as of the date we become a large accelerated filer, which, generally, would occur if, at the end of a fiscal year, among other things, the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter), if we have total annual gross revenue of $1.0 billion or more during any fiscal year (in which cases we would no longer be an emerging growth company as of December 31 of such fiscal year), or if we issue more than $1.0 billion in non-convertible debt during any three year period before that time (in which case we would cease to be an emerging growth company immediately). Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2015. When and if we are a “large accelerated filer” or an “accelerated filer” and are no longer an “emerging growth company,” each as defined in the Exchange Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company, we intend to take advantage of an exemption available to emerging growth companies from these auditor attestation requirements. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our systems including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting, and the trading price of our common stock may decline.

Because a small number of our existing stockholders own a majority of our voting stock, your ability to influence corporate matters will be limited.

Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately     % of our outstanding common stock. As a result, such persons, acting together, will have the ability to control our management and affairs and substantially all matters submitted to our stockholders for approval, including the election and removal of directors and approval of any significant transaction. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering may delay or prevent an acquisition of us or a change in our management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	permitting our board of directors to accelerate the vesting of outstanding option grants upon certain transactions that result in a change of control; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, including those described in “Risk Factors.” In light of these risks, uncertainties, assumptions and other factors, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	the timing and success of preclinical studies and clinical trials conducted by us and our development partners;

•	the ability to obtain and maintain regulatory approval of our product candidates, and the labeling for any approved products;

•	the scope, progress, expansion, and costs of developing and commercializing CVC or other future product candidates;

•	the size and growth of the potential markets for CVC or other future product candidates and the ability to serve those markets;

•	our expectations regarding our expenses and revenue, the sufficiency of our cash resources and needs for additional financing;

•	the rate and degree of market acceptance of any of CVC or other future product candidates;

•	our expectations regarding competition;

•	our anticipated growth strategies;

•	our ability to attract or retain key personnel;

•	our ability to establish and maintain development partnerships;

•	our expectations regarding federal, state and foreign regulatory requirements;

•	regulatory developments in the United States and foreign countries;

•	our ability to obtain and maintain intellectual property protection for our product candidates;

•	the anticipated trends and challenges in our business and the market in which we operate; and

•	our use of proceeds from this offering.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any duty to update any of these forward-looking statements after the date of this prospectus publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to which we have referred you. You should read this prospectus and any such free writing prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this registration statement from our own internal estimates and research, as well as from industry and general publications, in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $             million. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the estimated net proceeds to us by $             million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us by $             million, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund the further development and commercialization of CVC for the treatment of NASH, including a Phase 2 clinical trial that we expect to initiate in the second half of 2014, and other immuno-inflammatory and fibrosis indications, as well as for manufacturing of clinical drug supply, working capital and general corporate purposes. Although we cannot specify with certainty the particular amounts or uses for the net proceeds from this offering, we currently intend to use approximately $         million for the development of CVC for the treatment of NASH including our planned Phase 2 clinical trial of CVC for the treatment of NASH, approximately $         million for other immuno-inflammatory and fibrosis indications, approximately $         million for manufacturing of clinical drug supply and the remainder for working capital and general corporate purposes. Accordingly, our management will have broad discretion in using the net proceeds from this offering. We will require substantial future capital in order to complete the remaining clinical development for CVC and our other product candidates and to potentially commercialize these products. We do not intend to use the net proceeds from this offering for our Phase 3 program for HIV-1 because we intend to advance this program through a strategic collaboration or non-dilutive financing.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not expect to pay any dividends in the foreseeable future. In addition, unless amended, the terms of our loan and security agreement with Square 1 Bank do not allow us to pay cash dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014, as follows:

The preceding table presents a summary of our balance sheet data as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the Transactions immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of              shares of our common stock by us and the receipt of the estimated net proceeds from such sale, assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

You should read this table in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)	(unaudited)
(In thousands, except share and per share data)
Cash and cash equivalents	$9,773	$	$

Capitalization:
Convertible notes, related party	$28,442	$	$
Preferred stock warrant liabilities	2,669

Series A noncumulative convertible preferred stock, par value $0.0001: 27,542,369 shares authorized, 26,271,182 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	30,908
Series B noncumulative convertible preferred stock, par value $0.0001: 135,557,631 shares authorized, 56,819,845 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	31,074

Stockholders’ deficit:
Common stock, par value $0.0001: 223,317,000 shares authorized, 7,451,091 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	3,409
Deficit accumulated during the development stage	(92,490)

Total stockholders’ deficit	(89,080)

Total capitalization	$4,013	$	$

The pro forma as adjusted information below is illustrative only and our cash and cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial

public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $         million, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The table above excludes the following shares:

•

10,599,779 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, with a weighted-average exercise price of $0.18 per share, 14,740,902 shares of common stock issuable upon the exercise of options granted in April 2014 at an exercise price of $0.26 per share, 150,000 shares of common stock issuable upon the exercise of options granted in May 2014 at an exercise price of $0.26 per share and 750,000 shares of common stock issuable upon the exercise of options granted in June 2014 at an exercise price of $0.44 per share;

•	shares of common stock reserved for future grant or issuance under our stock-based compensation plans, consisting of:

•

12,178,937 shares of common stock reserved for future grants under our 2010 Stock Plan and 2007 Stock Plan which does not include (i) an increase of 8,000,000 shares reserved for future grants under our 2010 Stock Plan after March 31, 2014 or (ii) an aggregate of 15,640,902 shares of our common stock issuable upon the exercise of options granted after March 31, 2014, which options are described in the first bullet above;

•

             shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective in                     , 2014 (subject to automatic annual adjustment in accordance with the terms of the plan), but with respect to which no awards will be granted prior to the completion of the offering; and

•	218,539 shares of common stock issuable upon the exercise of a warrant issued to our term loan lender at an exercise price of $0.5491 per share.

DILUTION

If you invest in our common stock in this offering, you will experience dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Historical net tangible book value per share is determined by subtracting our total liabilities from our total tangible assets, and dividing the result by the number of shares of common stock outstanding. Our historical net tangible book deficit as of March 31, 2014, was $89.0 million, or $11.96 per share of common stock. On a pro forma basis, after giving effect to the Transactions immediately prior to the completion of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible book deficit as of March 31, 2014, would have been $         million, or $         per share.

After giving further effect to the issuance and sale of             shares of our common stock by us and the receipt of the estimated net proceeds from such sale, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, our pro forma as adjusted net tangible book deficit as of March 31, 2014 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book deficit per share as of March 31, 2014	$
Decrease in pro forma net tangible book deficit per share attributable to new investors

Pro forma as adjusted net tangible book deficit per share after this offering

Pro forma dilution per share to investors participating in this offering		$

If the underwriters’ over-allotment option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $         per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution to new investors purchasing shares in this offering would be $         per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2014, the differences between existing stockholders and purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid and the average price paid per share, assuming, with respect to the purchasers of shares in this offering, an initial public offering price of $         per share, the midpoint of the price range on the cover of this prospectus and before deducting estimated underwriting discounts and commissions and estimated expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total		100%		$	100%

The table above is based on 178,362,241 shares outstanding as of March 31, 2014 after giving effect to the conversion of all outstanding shares of convertible preferred stock and convertible notes into common stock and excludes:

•

10,599,779 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014, with a weighted-average exercise price of $0.18 per share and 14,740,902 shares of common stock issuable upon the exercise of options granted in April 2014 at an exercise price of $0.26 per share, 150,000 shares of common stock issuable upon the exercise of options granted in May 2014 at an exercise price of $0.26 per share and 750,000 shares of common stock issuable upon the exercise of options granted in June 2014 at an exercise price of $0.44 per share;

•	shares of common stock reserved for future grant or issuance under our stock-based compensation plans, consisting of:

•

12,178,937 shares of common stock reserved for future grants under our 2010 Stock Plan and 2007 Stock Plan which does not include (i) an increase of 8,000,000 shares reserved for future grants under our 2010 Stock Plan after March 31, 2014 or (ii) an aggregate of 15,640,902 shares of our common stock issuable upon the exercise of options granted after March 31, 2014, which options are described in the first bullet above;

•

             shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective in                     , 2014 (subject to automatic annual adjustment in accordance with the terms of the plan), but with respect to which no awards will be granted prior to the completion of the offering; and

•	218,539 shares of common stock issuable upon the exercise of a warrant issued to our term loan lender at an exercise price of $0.5491 per share.

To the extent that any outstanding options or warrants are exercised or new options are issued under our incentive plans, there will be further dilution to investors participating in this offering.

The information we present in this prospectus does not reflect a reverse split of our common stock that we may effect prior to the completion of this offering.

SELECTED FINANCIAL DATA

We are a development stage company. The following tables set forth selected financial data. The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus. We derived the selected statements of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the three months ended March 31, 2013 and 2014 and the period from September 11, 2006 (inception) to March 31, 2014 and the selected balance sheet data as of March 31, 2014 were derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. You should read this selected financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results for any future period and results of interim periods are not necessarily indicative of the results for the entire year.

	Years Ended December 31,		Three Months Ended March 31,		Period from September 11, 2006 (Inception) Through March 31, 2014
(In thousands, except share and per share amounts)	2012	2013	2013	2014
			(unaudited)		(unaudited)
Statement of Operations and Comprehensive Loss Data:
Operating expenses
Research and development	$13,757	$12,413	$4,225	$1,669	$67,374
General and administrative	3,250	2,764	643	869	20,598

Total operating expenses	17,007	15,177	4,868	2,538	87,972

Operating loss	(17,007)	(15,177)	(4,868)	(2,538)	(87,972)
Other income (expense), net	(1,842)	(3,412)	(746)	(292)	(5,515)

Loss before income tax benefit	(18,849)	(18,589)	(5,614)	(2,830)	(93,487)
Income tax benefit	—	—	—	—	997

Net loss and comprehensive loss	$(18,849)	$(18,589)	$(5,614)	$(2,830)	$(92,490)

Net loss per share, basic and diluted	$(2.69)	$(2.54)	$(0.79)	$(0.38)

Weighted-average common shares outstanding, basic and diluted	6,997,156	7,322,700	7,071,031	7,451,091

Pro-forma net loss per share, basic and diluted (unaudited)		$(0.10)		$(0.02)

Pro-forma weighted-average common shares outstanding, basic and diluted, (unaudited)		148,863,624		163,202,465

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma Adjusted
(In thousands)	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$9,773
Working capital deficit	(24,955)
Total assets	10,470
Convertible notes, related party	28,442
Preferred stock warrant liabilities	2,669
Convertible preferred stock	61,982
Deficit accumulated during development stage	(92,490)
Total stockholders’ deficit	(89,080)

The preceding table presents a summary of our balance sheet data as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the Transactions immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of              shares of our common stock by us and the receipt of the estimated net proceeds from such sale, assuming an initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat liver disease, human immunodeficiency virus, or HIV, fibrosis and inflammation. Our lead product candidate, cenicriviroc, or CVC, is a proprietary immunomodulator that can potentially be used to treat a number of disease states with high unmet medical need. We are developing CVC for nonalcoholic steatohepatitis, or NASH, for which we plan to begin a Phase 2 clinical trial in the second half of 2014. We also plan to advance CVC in a fixed-dose combination for HIV type 1, or HIV-1, infection through Phase 3 development and commercialization in collaboration with a strategic partner or with non-dilutive financing. CVC is a once-daily pill with well-established safety and tolerability in approximately 550 subjects dosed in completed Phase 1 and Phase 2 trials, including 115 HIV-infected subjects on treatment for up to 48 weeks.

We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in 2006. From inception to March 31, 2014, we have raised net cash proceeds of approximately $91.9 million to fund operations, primarily from private placements of convertible preferred stock, convertible notes and warrants. In addition, we have borrowed $4.0 million through a term loan from Square 1 Bank.

We have never been profitable and have incurred significant operating losses in each year since our inception. Our net losses for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014 were $18.8 million, $18.6 million, $5.6 million and $2.8 million, respectively. As of March 31, 2014, we had a deficit accumulated during the development stage of $92.5 million. Substantially all of our operating losses resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years as we continue the clinical development of, and seek regulatory approval for our drug candidates. Our operating losses may fluctuate significantly from quarter to quarter and year to year.

To fund future operations, we will need to raise additional capital. The expected net proceeds from this offering, together with our existing cash and cash equivalents will not be sufficient for us to complete development of our product candidates or, if applicable, to prepare for commercializing any product candidate which may receive approval. In addition, we plan to initiate a Phase 3 HIV clinical program if we are able to enter into a strategic collaboration or secure non-dilutive financing. Accordingly, we will continue to require substantial additional capital beyond the expected proceeds from this offering to continue our clinical development and potential commercialization activities. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our clinical development efforts. As of March 31, 2014, we had cash and cash equivalents of $9.8 million. We may seek to obtain additional financing in the future through the issuance of our common stock, through other equity or debt financings, through collaborations or partnerships with other companies or through non-dilutive financing. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed will likely have a negative impact on our financial condition and our ability to execute on our business plan. We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 24 months.

Basis of Presentation

Research and Development Expenses

Research and development expenses primarily consist of costs associated with our research activities, including the preclinical and clinical development of our product candidates. We expense research and development expenses as incurred. We contract with clinical research organizations to manage our clinical trials under agreed upon budgets for each study, with oversight by our clinical program managers. We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received. Manufacturing expense includes costs associated with drug formulation development and clinical drug production. We do not track our employee and facility related research and development costs by project, as we typically use our employee and infrastructure resources across multiple research and development programs. We believe that the allocation of such costs would be arbitrary and would not be meaningful. Our research and development costs are controlled through our internal budget and forecast process.

Our research and development expenses consist primarily of:

•	salaries and related expenses for employee personnel, including benefits, travel and expenses related to stock-based compensation granted to personnel in development functions;

•	external expenses paid to clinical trial sites, contract research organizations and consultants that conduct our clinical trials;

•	expenses related to drug formulation development and the production of nonclinical and clinical trial supplies, including fees paid to contract manufacturers;

•	expenses related to preclinical studies;

•	expenses related to compliance with drug development regulatory requirements; and

•	other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of equipment, and other supplies.

We expect to continue to incur substantial expenses related to our development activities for the foreseeable future as we begin our Phase 2 clinical trial of CVC in NASH. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Although our research and development expenses decreased in 2013 and in the three months ended March 31, 2014 due to the completion of our Phase 2b HIV study, we expect that our research and development expenses will increase substantially in the future. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. The probability of success for each product candidate is affected by numerous factors, including preclinical data, clinical data, competition, manufacturing capability and commercial viability. Accordingly, we may never succeed in achieving marketing approval for any of our product candidates.

Successful development of current and future product candidates is highly uncertain. Completion dates and costs for our clinical development programs as well as our research program can vary significantly for each current and future product candidate and are difficult to predict. As a result, we cannot estimate with any degree of certainty the costs we will incur in connection with development of our product candidates. We anticipate we will make determinations as to which programs and product candidates to pursue and how much funding to direct to each program and product candidate on an ongoing basis in response to the scientific success of early research programs, results of ongoing and future clinical trials, our ability to enter into collaborative agreements with respect to programs or potential product candidates, as well as ongoing assessments as to each current or future product candidate’s commercial potential.

Research and development expenses by major programs or categories were as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Phase 2b HIV clinical study(1)	$5,484	$2,710	$1,217	$54
Other clinical studies(2)	1,311	2,374	1,377	215
Preclinical studies	639	1,472	337	169
Contract manufacturing	2,712	2,329	292	371
Internal and unallocated research and development expense	3,611	3,528	1,002	860

	$13,757	$12,413	$4,225	$1,669

(1)	In addition, Phase 2b HIV clinical study expenses for 2010 and 2011 totaled $7.6 million.
(2)	Other clinical studies primarily reflect expenditures for drug interaction and bioavailability studies and a Phase 1 hepatic impairment study initiated in 2014.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and stock-based compensation expense for employees in executive, finance, business development and support functions. Other significant general and administrative expenses include the costs associated with obtaining and maintaining our patent portfolio, professional fees for accounting, auditing, consulting and legal services, travel and allocated overhead expenses.

We expect that our general and administrative expenses will increase in the future as we expand our operating activities, increase headcount and maintain and expand our patent portfolio, as well as incur additional costs associated with being a publicly traded company and maintaining compliance with exchange listing and Securities and Exchange Commission requirements. These increases will likely include legal fees, accounting fees, directors’ and officers’ liability insurance premiums and fees associated with investor relations.

Other Income (Expense), Net

Other income (expense), net consists primarily of cash interest expense on our term loan with Square 1 Bank and non-cash interest expense and amortization of debt issuance and debt discount costs related to our convertible notes. Concurrently with the issuance of the convertible notes and associated warrants, we recorded a beneficial conversion feature equal to the difference between the conversion price and the fair value of the underlying preferred stock into which the convertible notes may be converted. The intrinsic value of this beneficial conversion feature is recorded as a debt discount and is amortized over the debt borrowing term.

In connection with the sale of our Series B convertible preferred stock, we provided stockholders with the right to obligate us to sell additional shares in a second closing contingent upon certain events. This tranche right was recorded on the date of issuance at its estimated fair value and was remeasured at each reporting period with increases or reductions in fair value recorded in other income (expenses), net. Upon completion of the second closing of the Series B preferred stock financing in 2011, the tranche preferred stock liability was reclassified to Series B preferred stock.

Income Taxes

We have incurred net losses and have not recorded any U.S. federal or state income tax benefits for the losses as they have been offset by valuation allowances.

As of December 31, 2013, we had federal and state tax net operating loss carryforwards of approximately $75.3 million and $28.8 million, respectively, which begin to expire in 2023 for federal and 2015 for state unless previously utilized. As of December 31, 2013, we had federal and California research and development tax credit carryforwards of approximately $0.7 million and $0.2 million, respectively. The federal research and development tax credit carryforwards will begin expiring in 2033 unless previously utilized. The California research and development tax credit carryforwards are available indefinitely until utilized.

We expect the future utilization of net operating loss and tax credit carryforwards to be limited due to changes in ownership. In general, if we experience a greater than 50% aggregate change in ownership of certain significant stockholders or groups over a three-year period, or a Section 382 ownership change, utilization of our pre-change net operating loss carryforwards would be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, and similar state laws. The annual limitation generally is determined by multiplying the value of our stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of our operating loss carryforwards before we can use them and may be substantial. We have recorded a valuation allowance on all of our deferred tax assets, including our deferred tax assets related to our net operating loss and research and development tax credit carryforwards.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued research and development expenses, warrant liabilities and stock-based compensation expense. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Accrued Research and Development Expenses

We make estimates of our accrued research and development expenses as of each balance sheet date in our financial statements based on the facts and circumstances known to us at that time. Our expense accruals for clinical trial activities performed by third parties are based upon estimates of the proportion of work completed over the life of the individual clinical trial and patient enrollment rates in accordance with agreements established with CROs and clinical trial sites. We determine the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. If possible, we obtain information regarding unbilled services directly from these service providers. However, we may be required to estimate these services based on other information available to us.

If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. If we underestimate or overestimate the activity or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued liabilities have approximated actual expense incurred. Subsequent changes in estimates may result in a material change in our accruals. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Estimated Fair Value of Preferred Stock Warrants

We have issued freestanding warrants to purchase shares of our convertible preferred stock. The fair value of these warrants is recorded as a liability on our balance sheet at issuance and remeasured at each reporting period. The warrants are recorded at fair value using an option pricing model. At the end of each reporting period, changes in estimated fair value during the period are recorded as a component of other income (expense), net. We will continue to re-measure the fair value of these liabilities until the earlier of the expiration of the warrants, exercise of the warrants, or conversion of the preferred stock underlying the warrants into common stock upon the completion of a liquidity event, including an initial public offering, at which time the liabilities will be reclassified to additional paid-in capital. All outstanding preferred stock warrants issued in connection with our convertible debt financings will become exercisable prior to the consummation of this offering.

Stock-based Compensation Expense

Stock-based compensation expense is measured at the date of grant, based on the estimated fair value of the award using the Black-Scholes option pricing model. For awards subject to time-based vesting conditions, we recognize stock-based compensation expense over the employee’s requisite service period on a straight-line basis, net of estimated forfeitures. We account for stock-based compensation arrangements with non-employees using a fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including (a) the risk-free interest rate, (b) the expected volatility of our stock, (c) the expected term of the award and (d) the expected dividend yield. Due to the lack of a public market for the trading of our common stock and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies whose shares are publicly traded. For these analyses, we have selected biopharmaceutical companies with comparable characteristics to ours including the stage of development of their product candidates, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We have estimated the expected term of our employee stock options using the “simplified” method, whereby the expected life equals the average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the yields of zero-coupon U.S. Treasury securities with maturities similar to those of the expected term of the award being valued. We estimate forfeitures based on an analysis of our historical forfeitures.

See Note 9 to Notes to Financial Statements included elsewhere in this prospectus for information concerning certain specific assumptions used in applying the Black-Scholes option-pricing model to determine the estimated fair value of stock options granted in 2012 and 2013 and for the three months ended March 31, 2013 and 2014. In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation expense calculations on a prospective basis.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management and independent third-party valuation analysis. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

In addition, our board of directors also considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	contemporaneous valuations prepared by an independent third-party valuation specialist;

•

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our convertible preferred stock;

•	our results of operations, financial position and the status of research and development efforts and achievement of enterprise milestones;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development, business strategy and the material risks related to our business and industry;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held biotechnology companies.

Our assessment analyses were based on a methodology that first estimated the fair value of our business as a whole, or enterprise value. Once we determined the expected enterprise value, we then adjusted for expected cash and debt balances, allocated value to the various stockholders, adjusted to present value and discounted for lack of marketability taking into account the fact that our stockholders cannot freely trade our common stock in the public markets.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include the selection of the appropriate valuation model, assumptions regarding our future operating performance and financial forecasts utilized to determine future cash balances and necessary capital requirements, the probability and timing of the various possible liquidity events, the estimated weighted average cost of capital and the discount for lack of marketability of our common stock. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

Common Stock Valuation Methodologies

Our valuations were prepared in accordance with applicable elements of the Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our company’s future operations, discounting to the present value with an appropriate risk-adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics.

Methods Used to Allocate Our Enterprise Value to Classes of Securities

In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date.

The methods we considered consisted of the following:

•

Current value method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•

Option pricing method. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•

Probability-weighted expected return method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

In valuing our common stock, our board of directors determined the equity value of our company by utilizing the income and market approaches. The per share common stock value was estimated by allocating the enterprise value using the PWERM at each valuation date during 2012, 2013 and 2014.

The list above is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management’s judgment in selecting any available alternative may produce a materially different result. Please see our audited financial statements and notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by GAAP.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” disclosure, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and seeking stockholder approval of any golden parachute payments not previously approved and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company” and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and our stock price may be more volatile. As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the fiscal year in which our annual gross revenues exceed $1 billion;

•

the last day of the fiscal year on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such fiscal year; or

•	the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2014

The following table sets forth our results of operations for the three months ended March 31, 2013 and 2014 (in thousands):

	Three Months Ended March 31,		Increase/ (Decrease)
	2013	2014
	(unaudited)
Research and development expenses	$4,225	$1,669	$(2,556)
General and administrative expenses	643	869	226
Other income (expense), net	(746)	(292)	(454)

Research and Development Expenses. Our research and development expenses were $4.2 million for the three months ended March 31, 2013 compared to $1.7 million for the same period in 2014. The decrease in research and development expenses of $2.5 million in the 2014 period was primarily due to decreases of $1.2 million in clinical trial expenses as we completed our Phase 2b trial in HIV-1 infected patients, $1.2 million in lower spending on drug interaction studies and bioavailability studies associated with our HIV program and $0.2 million in lower preclinical activities and outside development services. These decreases were partially offset by expenses to initiate a Phase 1 study in hepatically impaired patients of $0.1 million. We expect research and development expenses to increase over time as we advance our programs for CVC.

General and Administrative Expenses. Our general and administrative expenses were $0.6 million for the three months ended March 31, 2013 compared to $0.9 million for the same period in 2014. The increase in general and administrative expenses resulted primarily from an increase of $0.3 million for severance and stock-based compensation expense for a stock grant modification related to the termination of employment of our former chief executive officer and $0.1 million for professional services. These increases were offset by a decrease in payroll-related expenses of $0.2 million for reduced headcount. We expect general and administrative expenses to increase over time as we advance our programs, increase our headcount and incur expenses of being a public company.

Other Income (expense), Net. The decrease in other income (expense), net for the three months ended March 31, 2014 compared to the prior year period is due to the decrease in the fair value of our preferred stock warrant liability of $0.5 million.

Income Taxes

We have incurred net losses and have not recorded any U.S federal or state income tax benefits for losses as they have been offset by valuation allowances.

Comparison of the Years Ended December 31, 2012 and 2013

The following table sets forth our results of operations for the years ended December 31, 2012 and 2013 (in thousands):

	Year Ended December 31,		Increase/ (Decrease)
	2012	2013
Research and development expenses	$13,757	$12,413	$(1,344)
General and administrative expenses	3,250	2,764	(486)
Other income (expense), net	(1,843)	(3,412)	1,569

Research and Development Expenses. Our research and development expenses were $13.8 million and $12.4 million for the years ended December 31, 2012 and 2013, respectively. The decrease in research and development expense during this period of $1.3 million was primarily due to decreases of $1.7 million in clinical trials expense, $0.9 million in contract manufacturing expense for drug substance, drug product and clinical trial material, and $0.2 million for outside development services as we completed our randomized Phase 2b study in HIV-infected patients. The decrease was partially offset by increases of $0.8 million for preclinical studies and $0.6 million for formulation development. We expect research and development expenses to increase over time as we advance our programs for CVC.

General and Administrative Expenses. General and administrative expenses decreased from $3.3 million for the year ended December 31, 2012 to $2.8 million for the year ended December 31, 2013. The decrease of $0.5 million was due primarily to a reduction in bonus expense of $0.3 million for 2013 compared to 2012. In addition, in 2012, we incurred $0.2 million of costs associated with the relocation of our corporate headquarters to California. We expect general and administrative expenses to increase over time as we advance our programs, increase our headcount and incur expenses of being a public company.

Other Income (Expense), Net

Changes in components of other income (expense), net were as follows:

Interest Expense. Interest expense increased from $1.9 million for the year ended December 31, 2012 to $3.7 million for the year ended December 31, 2013. In both 2012 and 2013, interest expense included $0.2 million associated with our Square 1 Bank term loan. The increase in interest expense was primarily due to interest payable and the amortization of debt discount and debt issuance costs associated with the issuance of convertible notes totaling $10.0 million in July 2012, $7.0 million in January 2013 and $5.0 million in October 2013.

Change in Fair Value of Preferred Stock Warrant Liability. The change in the fair value of our preferred stock warrant liability for the year ended December 31, 2012 reflected an increase in warrant fair value of $36,000 compared to an increase of $0.3 million for the year ended December 31, 2013.

Income Taxes

For 2012 and 2013, we have incurred net losses and have not recorded any U.S. federal or state income tax benefits for the losses as they have been offset by valuation allowances.

Liquidity and Capital Resources

We have incurred losses since inception and negative cash flows from operating activities for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014. As of March 31, 2014, we had a deficit accumulated during the development stage of $92.5 million. We anticipate that we will continue to incur net losses for the foreseeable future as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel, and incur additional costs associated with being a public company.

We have funded our operations primarily through the private placement of our equity securities and debt financing. During 2013 and 2014, we received net proceeds of $12.0 million and $8.0 million, respectively, from the issuance of convertible notes and warrants. As of March 31, 2014, we had cash and cash equivalents of $9.8 million.

We plan to continue to fund losses from operations and capital funding needs through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. The sale of additional equity or convertible debt could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We can provide no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are not able to secure adequate additional funding we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business.

Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended December 31, 2013, describing the existence of substantial doubt about our ability to continue as a going concern. This uncertainty arose from our results of operations and financial condition and the conclusion that we did not have sufficient cash to operate for 12 months from year-end. The 2013 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. See Note 1 to Notes to Financial Statements for additional information describing the circumstances that led to the inclusion of this explanatory paragraph.

We estimate that our net proceeds from this offering will be approximately $         million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Along with our existing cash and cash equivalents of $9.8 million as of March 31, 2014, we expect that the net proceeds from this offering will be sufficient to fund our capital requirements for at least 24 months.

Cash Flows

The following table provides a summary of the net cash flow activity for each of the periods set forth below (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Net cash used in operating activities	$(15,805)	$(16,914)	$(5,716)	$(1,803)
Net cash provided by (used in) investing activities	3,985	(1)	—	(12)
Net cash provided by financing activities	9,833	10,063	6,500	7,500
Net (decrease) increase in cash and cash equivalents	(1,987)	(6,852)	784	5,685

Comparison of the Three Months Ended March 31, 2013 and 2014

Net cash used in operating activities was $5.7 million for the three months ended March 31, 2013 compared to $1.8 million for same period in 2014. Cash used in operating activities for the three months ended March 31, 2013 consisted primarily of our net loss of $5.6 million which was offset by non-cash items such as interest expense on our convertible notes of $0.3 million, the amortization of the debt discount associated with the fair value of our preferred stock warrants of $0.4 million, the amortization of the beneficial conversion feature on our convertible notes of $0.2 million, stock-based compensation expense of $0.1 million and a decrease in the fair value of our warrant liabilities of $0.2 million. Cash used in operating expenses for the three months ended March 31, 2013 also reflected a decrease of $0.9 million primarily due to decreases in our accounts payable and accrued liabilities for payments of 2012 annual performance bonuses and lower manufacturing expenses for completion of starting production materials needed to support future clinical trials. Cash used in operating activities for the three months ended March 31, 2014 consisted primarily of our net loss of $2.8 million which was offset by non-cash items such as interest expense on our convertible notes of $0.5 million, the amortization of the debt discount associated with the fair value of our preferred stock warrants of $0.2 million, the amortization of the beneficial conversion feature on our convertible notes of $0.3 million, stock-based compensation expense of $0.1 million and a decrease in the fair value of our preferred stock warrant liabilities of $0.7 million. Cash used in operating expenses for the three months ended March 31, 2014 also reflected an increase of $0.6 million primarily due to increases in accrued liabilities for manufacturing activities for clinical production supporting our planned Phase 2 clinical trial of CVC in NASH, continuing preclinical activities, annual performance bonuses and severance relating to our former chief executive officer.

We had no significant investing activities for the three months ended March 31, 2013 and 2014.

Net cash provided by financing activities for the three months ended March 31, 2013 resulted from proceeds from the issuance of $7.0 million of convertible notes partially offset by $0.5 million used to make payments on our term loan. Net cash provided by financing activities for the three months ended March 31, 2014 resulted from net proceeds from the issuance of $8.0 million of convertible notes partially offset by $0.5 million used to make payments on our term loan.

Comparison of the Years Ended December 31, 2012 and 2013

Cash used in operating activities for 2012 consisted of a net loss of $18.8 million, which was offset by non-cash items such as interest expense on our convertible notes of $0.3 million, the amortization of the debt discount associated with the fair value of our preferred stock warrants of $0.8 million, the amortization of the beneficial conversion feature on our convertible notes of $0.5 million, and $0.4 million for stock-based compensation expense. Cash used in operating activities in 2012 also reflected an increase in net operating assets of $1.0 million primarily due to increases in accounts payable and accrued expenses driven by our Phase 2b trial in HIV-1 infected patients. Cash used in operating activities for 2013 consisted of a net loss of $18.6 million, which was offset by non-cash items such as interest expense on our convertible notes of $1.4 million, the amortization of debt discount associated with the fair value of our preferred stock warrants of $1.3 million, the amortization of the beneficial conversion feature on our convertible notes of $0.8 million and $0.4 million of stock-based compensation expense. In addition, cash used in operating activities for 2013 also reflected a decrease in the fair value of our warrant liabilities of $0.3 million. Net operating assets also decreased by $2.0 million primarily due to lower accounts payable and accrued expenses driven by the completion of our Phase 2b trial in HIV-1 infected patients.

Net cash provided by investing activities of $4.0 million for 2012 consisted primarily of proceeds from maturities of investments. We had no significant investing activities during 2013.

Net cash provided by financing activities for 2012 resulted from net proceeds of $10.0 million from the issuance of our convertible notes in July 2012. This was partially offset by $0.2 million used to make payments on our term loan. Net cash provided by financing activities for 2013 consisted of net proceeds from the issuance of $12.0 million of convertible notes and $0.1 million of proceeds from stock option exercises, partially offset by $2.0 million used to make payments on our term loan.

Operating Capital Requirements

To date, we have not generated any revenues from product sales, and we do not have any approved products. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to incur losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of new therapeutic products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. We anticipate that we will need substantial additional funding in connection with our continuing operations.

We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 24 months. However, we will require additional capital to complete the development and commercialization of CVC, if approved, and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings, collaborations, strategic partnerships, licensing arrangements or non-dilutive financing. In any event, we do not expect to achieve revenue from product sales prior to the use of the net proceeds from this offering. We do not have any committed external source of funds. Additional capital may not be available on reasonable terms, if at all. To the extent that we raise additional capital through the sale of stock or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include increased fixed payment obligations and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, selling or licensing intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations, strategic partnerships or licensing arrangements with third parties, we may have to relinquish valuable rights to CVC or our other product candidates, including our other technologies, future revenue streams or research programs, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through stock offerings or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and commercialize CVC or our other product candidates even if we would otherwise prefer to develop and commercialize such product candidates ourselves.

Contractual Obligations and Commitments

The following table summarizes our principal contractual obligations and commitments as of December 31, 2013 that will affect our future liquidity (in thousands):

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Short-term debt(1) (2)	$1,833	$1,833	$—	$—	$—
Interest on short-term debt(2)	56	56	—	—	—
Operating lease obligations(3)(4)	137	137	—	—	—

Total	$2,026	$2,026	$—	$—	$—

(1)	Our commitment for short-term debt is comprised of amounts outstanding under the Square 1 Bank term loan. The term loan matures in November 2014 and accrues interest at a rate of 6% per year. The term loan provides for interest-only payments through November 2012 and payments for 24 months of principal and interest thereafter.

(2)	Excludes an aggregate principal amount of $22.0 million plus accrued and unpaid interest on convertible notes outstanding as of December 31, 2013. In addition, in March 2014, we issued an additional $8.0 million aggregate principal amount of convertible notes. All of the convertible notes and accrued and unpaid interest thereon will be converted ultimately into common stock immediately prior to the completion of this offering.
(3)	Consists of our corporate headquarters lease encompassing approximately 7,000 square feet of office space that expires in August 2014.
(4)	On May 16, 2014, we entered into a five-year operating lease agreement for a new corporate headquarters for approximately 7,400 square feet of office space. The lease term and allocated minimum lease payments, which are in aggregate $1.5 million over the initial term of five years, are expected to commence mid-July 2014.

Contractual Arrangements

In August 2007, we entered into a license agreement with Takeda relating to CVC (then known as TAK-652) and TAK-220. Under the agreement, Takeda assigned to us certain patents relating to CVC and TAK-220. Under the agreement, we paid to Takeda an upfront license fee of $3.0 million and are obligated to pay to Takeda up to $102.0 million in the aggregate in development and sales milestones. We are also obligated to pay to Takeda tiered royalties based on aggregate annual net sales of all licensed products from the high single digit to the low teen percentage of net sales, subject to certain reductions and exceptions. Our obligation to pay royalties to Takeda expires on a country-by-country basis upon the later of the twelfth anniversary of the earlier of the first commercial sale of the first licensed product in such country or entry of one or more generic versions of a licensed product achieving a certain market share in such country, or the expiration of the last to expire patent assigned to us under the agreement.

We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, preclinical research studies, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk

Interest Rate Risk

Our cash and cash equivalents as of March 31, 2014 consisted of readily available checking and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operations. We do not believe that our cash or cash equivalents have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein.

Internal Control Over Financial Reporting

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, commencing the year following our first annual report required to be filed with the SEC, our management will be required to report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. For more information, please see “Risk Factors—If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.”

BUSINESS

Company Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat liver disease, human immunodeficiency virus, or HIV, fibrosis and inflammation. Our lead product candidate, cenicriviroc, or CVC, is a proprietary immunomodulator that can potentially be used to treat a number of disease states with high unmet medical need. We are developing CVC for nonalcoholic steatohepatitis, or NASH, for which we plan to begin a Phase 2 clinical trial in the second half of 2014. We also plan to advance CVC in a fixed-dose combination for HIV type 1, or HIV-1, infection through Phase 3 development and commercialization in collaboration with a strategic partner or with non-dilutive financing. CVC is a once-daily pill with well-established safety and tolerability in approximately 550 subjects dosed in completed Phase 1 and Phase 2 trials, including 115 HIV-infected subjects on treatment for up to 48 weeks.

CVC is a first-in-class oral, long-acting, once-daily, potent dual inhibitor, or antagonist, of chemokine receptor type 2, or CCR2, and type 5, or CCR5, with anti-inflammatory and anti-fibrotic activity. We are initially developing CVC for NASH, a liver disease characterized by fatty deposits, cellular damage, inflammation and fibrosis. CVC binds to both CCR2 and CCR5 and blocks the migration of immune cells to the liver in response to cellular damage, thereby disrupting in the immuno-inflammatory cascade and the activation of fibrosis generating hepatic stellate cells, or HSCs.

NASH is a serious, progressive and often life-threatening form of nonalcoholic fatty liver disease, or NAFLD, commonly associated with obesity, type-2 diabetes and related metabolic disorders. NASH may evolve from fibrosis to cirrhosis and may lead to liver cancer or liver failure. Due to the growing epidemic of obesity and diabetes, NASH is projected to be the most common cause of advanced liver disease and the most common reason for liver transplant by 2020. The NASH market opportunity is estimated to be three to five times that of hepatitis C virus, or HCV, in the United States. NASH prevalence is estimated to be approximately 9 million to 15 million people in the United States, or 3%-5% of the U.S. population, with similar prevalence in other major markets. However, a significantly higher prevalence has been reported in patient segments at greater risk. For example, NASH has been observed in approximately 33% of obese patients in various studies.

There are no approved therapies for NASH. Current guidelines recommend managing NASH patients through lifestyle modifications and the treatment of comorbidities including obesity, diabetes and related disorders. Although these patient management options may provide some benefit, they are generally suboptimal and have limited impact. Accordingly, the NASH market has a significant unmet need for pharmacological options that are effective and well tolerated for this chronic condition. Based on CVC’s dual inhibitor mechanism of action, our data showing CVC-related improvements in fibrosis and NASH preclinical models, and the safety profile of CVC observed in clinical studies to date, we believe CVC has the potential to address this unmet need.

We are also developing CVC as part of a fixed-dose backbone in combination with lamivudine, or 3TC, for the treatment of infection by HIV-1, the virus that causes acquired immunodeficiency syndrome, or AIDS. A fixed-dose combination product contains at least two pharmaceutical agents in a single tablet, in this case CVC and lamivudine, and is then tested or used in combination with additional therapies to provide a complete anti-retroviral regimen. The term “backbone” is commonly used in the context of HIV treatment to describe fixed-dose combination products which may be used with other HIV drugs and allow for a variety of three-drug combinations. CVC inhibits CCR5, the primary co-receptor required for HIV-1 to infect immune cells. Despite the availability of potent and well-tolerated classes of anti-HIV therapeutics, patients on chronic therapy face toxicities due to lifelong treatment and are particularly at risk for metabolic, cardiovascular and renal disease complications. The greatest unmet need in HIV therapy is for improved tolerability in this chronic treatment setting. U.S. sales of HIV therapies are forecasted to be $9.6 billion in 2014 and growing to $12.8 billion in 2020, according to Datamonitor.

We believe that CVC’s inhibition of CCR2 may have immuno-inflammatory benefits in HIV-1 infected individuals at increased risk of liver, cardiovascular and kidney diseases. We have completed a 143 patient randomized double-blind controlled Phase 2b study of CVC versus efavirenz, or EFV, both in combination with emtricitabine, or FTC, and tenofovir disoproxil fumarate, or tenofovir DF or TDF. In this study, CVC demonstrated comparable levels of viral control to EFV as well as a favorable safety and tolerability profile with fewer treatment-related adverse events, or AEs, over 48 weeks. We met with the FDA in an end-of-Phase 2 meeting in September 2013, where the U.S. Food and Drug Administration, or FDA, concurred that available safety and efficacy data support further evaluation in Phase 3 registration studies of CVC and CVC/3TC. We intend to conduct these studies of CVC as part of a novel fixed dose combination backbone with 3TC. We believe that CVC/3TC has the potential to address the need for improved tolerability in chronic HIV treatment. We have developed a novel fixed-dose single tablet of CVC/3TC and plan to open an IND for this product candidate and advance our HIV-1 clinical program into Phase 3 development in collaboration with a strategic partner or with non-dilutive financing.

In addition, we believe CVC has the potential to be studied in the treatment of other CCR2 and CCR5 mediated inflammatory and fibrotic driven diseases such as kidney fibrosis, graft-versus-host disease, or GVHD, and certain cancers.

Below is our clinical and preclinical pipeline:

Strategy

Our goal is to become a leading biopharmaceutical company developing and commercializing innovative immunomodulatory therapies for liver diseases, HIV, fibrosis and inflammation. To achieve our goal, we plan to:

•

Complete clinical development and seek regulatory approval of CVC in NASH. We plan to initiate a Phase 2 clinical trial of CVC in NASH in the second half of 2014. NASH is a disease driven by the growing epidemic of obesity, with a significant unmet need for approved therapies that are effective and well tolerated. We believe CVC is an excellent candidate for the chronic treatment of NASH due to its safety profile and first-in-class dual mechanism of action targeting fibrosis-generating cells.

•

Establish commercial capabilities to market CVC as a leading treatment for NASH. If approved, we intend to establish a specialty sales force and develop targeted commercial capabilities in key geographies to promote CVC to liver specialists and other physicians treating this disease. Patients with NASH are primarily managed by a concentrated group of liver specialists in the United States. We believe this will enable us to launch CVC in NASH in a cost-effective, targeted manner.

•

Advance the clinical development program for CVC in HIV-1 in collaboration with a strategic partner or with non-dilutive financing. We have obtained initial evidence of efficacy and safety in a Phase 2b clinical trial of CVC in HIV-1 infected patients. We intend to seek collaborators or non-dilutive financing to initiate and complete Phase 3 clinical testing of a fixed-dose combination backbone of CVC/3TC in HIV-1 infected patients and seek approval of this novel CVC-containing regimen for use in combination HIV therapy with third agents.

•

Opportunistically grow our pipeline through additional indications for CVC and in-licensing opportunities. We believe that CVC has the potential to be an effective immunomodulatory treatment for other CCR2 and CCR5 mediated inflammatory and fibrotic driven diseases such as kidney fibrosis, GVHD and certain cancers. For example, results from a completed study of kidney fibrosis in mice will be presented at the International AIDS Conference in July 2014. We will continue to seek ways to broaden our pipeline and leverage our capabilities and expertise.

NAFLD and NASH Disease Overview

NAFLD is the most common liver disease and is associated with obesity and type-2 diabetes. The disease is characterized by the accumulation of fat in the liver with no other apparent causes. In the United States, NAFLD affects approximately 27%-34% of the population, or an estimated 86 million to 108 million people. NASH is a more advanced and severe subtype of NAFLD. The rising prevalence of obesity-related disorders has contributed to a rapid rise in the prevalence of NASH. Approximately 10%-20% of patients with NAFLD will progress to NASH. Current estimates place NASH prevalence to be approximately 9 million to 15 million people in the United States, or 3%-5% of the U.S. population, with similar prevalence in the EU and China. Prevalence is also rising in developing regions, likely due to people in these regions starting to adopt a more sedentary lifestyle and westernized diet consisting of processed food with high fat and fructose content.

In addition to the accumulation of fat in the liver, NASH is characterized by inflammation and cellular damage with or without fibrosis. NASH is a severe condition that can lead to fibrosis and eventually progress to cirrhosis, portal hypertension, esophageal varices, ascites, liver cancer and/or liver failure. Progression to cirrhosis and other late stage complications can occur within 5 to 10 years after initial NASH diagnosis. NASH patients with obesity and/or type-2 diabetes are at a significantly higher risk of disease progression. Once the disease advances beyond NASH to these life-threatening conditions, liver transplantation is the only alternative. The Centers for Disease Control and Prevention, or CDC, projects the prevalence of obesity to increase from 34% of the U.S. population to 42% by 2030. Driven by the epidemic of obesity, NASH is projected to become the leading indication for liver transplant by 2020. Given the extremely limited availability of organ donors and high transplant costs, NASH patients who progress to require transplantation will place a significant economic burden on the healthcare system.

We believe that there is a significant unmet need for well-tolerated oral treatments for NASH. As there are no approved pharmaceutical agents for NASH, its market size is difficult to estimate. However, we believe there is a significant market opportunity in NASH and that other well-established markets targeting liver disease, such as HCV, provide a good basis for comparison. HCV affects 3.2 million people in the United States and is forecasted by Datamonitor to have $8.0 billion of drug sales in 2015. We believe that NASH, with no cure or effective treatment available, is a significantly larger market opportunity than HCV as the prevalence of NASH is estimated to be three to five times that of HCV in the United States.

Pathophysiology of NASH

NAFLD is increasingly recognized as the liver’s manifestation of insulin resistance and is often present with obesity-related disorders and type-2 diabetes. The understanding of the mechanism of progression from healthy liver status through the stages of NAFLD to NASH and on to life-threatening complications continues to evolve. At the early stages of the spectrum of NAFLD, fat accumulates within the liver, a condition known as steatosis. Liver steatosis alone is normally benign and slow or non-progressive during the earlier stage of NAFLD, known as non-alcoholic fatty liver or NAFL. NASH defines a subgroup of NAFLD patients in whom steatosis is complicated by liver-cell injury and inflammation, a condition known as steatohepatitis. Although liver damage due to NASH has some of the characteristics of alcoholic liver disease, it occurs in people who drink little or no alcohol. NASH can lead to progressive liver fibrosis, cirrhosis and liver cancer. In addition to insulin resistance, altered fat storage and metabolism, accumulation of cholesterol within the liver and resulting cellular damage leading to increased hepatic injury have all been implicated as important co-factors contributing to the progression of NASH. The presence of liver cell damage, or ballooning, and/or fibrosis distinguishes NAFL from NASH.

The following image provides an overview of the progression of NAFLD from a healthy liver to cirrhosis:

The immune and inflammatory response to liver cell damage is mediated through a well-described signaling network of liver and immune cells. Kupffer cells, also known as resident liver macrophages, can sense tissue injury and are the first responders to liver cell damage. Activated Kupffer cells initiate an inflammatory response to the liver injury. This includes active secretion of a signaling protein called CCL2, also known as monocyte chemotactic protein-1, or MCP-1, which is the ligand that binds to CCR2. Increased levels of CCL2 promote migration of bone marrow-derived pro-inflammatory monocytes that enter the liver, where they later mature into pro-inflammatory macrophages. Together, and through signaling proteins such as transforming growth factor beta, or TGF-b, and platelet-derived growth factor, or PDGF, Kupffer cells and pro-inflammatory macrophages can activate HSCs to transdifferentiate into myofibroblasts, the primary collagen-producing cell type responsible for liver fibrosis.

The following image illustrates the inflammatory response to liver cell damage resulting in fibrogenesis:

Collagen production, or fibrogenesis, is part of the temporary healing process that is normally followed by collagen degradation, or fibrolysis, and regeneration of healthy liver cells. Progressive liver fibrosis comes as a result of chronic inflammation and excessive collagen production that is not sufficiently degraded and replaced by healthy cells. A condition of chronic liver injury such as NASH can result in excess inflammation and collagen accumulation, which in turn displaces normal functioning liver cells.

Portal or localized fibrosis, which occurs in the earlier stages of the disease, can progress to severe fibrosis and cirrhosis, causing liver stiffness and greatly reduced function. About one-third of patients diagnosed with early-stage NASH progress to severe fibrosis or liver cirrhosis, which is associated with increased hospitalizations and mortality. Cirrhosis increases blood pressure through the liver, known as portal hypertension, and inhibits normal liver function. Of NASH patients who eventually progress to cirrhosis, 25% will develop major complications of portal hypertension, such as hepatic encephalopathy and esophageal varices, within three years and, in some studies, liver cancer has been seen to eventually develop in over 40% of these patients.

Additionally, preclinical and clinical studies over the last decade have suggested the role of bacterial translocation, the passage of bacteria and toxins, or endotoxins, from the gastrointestinal tract to extraintestinal sites in the pathogenesis of NASH. Specifically, altered or increased intestinal permeability, also known as leaky gut, are associated with both bacterial translocation and the pathogenesis of NASH. Leaky gut leads to increased liver injury and initiates the inflammation and fibrosis process, mainly through the activation of Kupffer cells. Bacterial translocation has also been observed in HIV-1 infected patients where it is associated with key comorbidities such as cardiovascular disease.

Current Management and Unmet Need in NASH

Currently, NASH and NAFLD are underdiagnosed due to poor disease awareness, the insufficiency of non-invasive diagnostic tools and the lack of effective approved therapies. Patients are often diagnosed after a blood test demonstrating elevated levels of liver enzymes, alanine aminotransferase, or ALT, and aspartate aminotransferase, or AST. A confirmed diagnosis of NASH currently requires a liver biopsy. Advances in non-invasive diagnosis and composite scoring will continue to evolve for NASH, potentially offering alternatives for diagnosis.

Liver biopsies are required to determine the NAFLD Activity Score, or NAS. The NAS system evaluates and scores three categories on a low to high point scale system: (i) steatosis (0-3), (ii) hepatocyte ballooning, which is a form of damage to liver cells (0-3) and (iii) inflammation of the liver (0-2). The three categories are totaled and scores range from 0 to 8, with a score of 0-2 mainly occurring in patients who are negative for NASH. Scores of 3-4 are borderline positive for NASH, while scores of 5-8 occur in patients largely considered to be diagnostic of NASH. A change in NAS score of 2 points, with at least 1 point coming from inflammation or ballooning, is usually considered clinically significant.

There are no approved therapies for NASH. The NASH market has a significant unmet need for pharmacological options that are effective and well tolerated. Current options for managing patients with NASH are suboptimal and primarily rely on lifestyle changes, off-label pharmacotherapy and bariatric surgery for weight loss. Each of the patient management options described below may provide some benefit, but all have limitations. We believe there are no other product candidates in development or approved that target the immuno-inflammatory pathways responsible for fibrosis.

Lifestyle Intervention. Lifestyle modifications, specifically weight loss, are recommended for NASH patients. However, lifestyle changes are only considered clinically significant when patients are able to reduce more than 7% of their body weight, which occurs in less than 50% of NASH patients.

Off-label Pharmacotherapy. Products utilized off label in the management of NASH comorbidities include vitamin E, insulin sensitizers such as metformin and pioglitazone, which are used for diabetic patients, and anti-hyperlipidemic agents, pentoxifylline, and ursodiol. High-dose vitamin E has been shown in a clinical study of non-diabetic patients to reduce inflammation but not fibrosis. Vitamin E is not recommended for NASH patients with type-2 diabetes due to lack of data, therefore the use of vitamin E is limited. Other off-label pharmacotherapies demonstrate inconsistent benefits or are associated with significant side effects.

Bariatric Surgery. Bariatric surgery is believed to impact NASH through dramatic weight loss, but it has significant complications and drawbacks. These include a host of perioperative risk factors, the need to adhere to post-surgical diet and nutritional regimens and high costs. A relatively small number of these procedures are performed annually on NASH patients compared to the overall NASH population, which we believe is due to the complications and drawbacks of bariatric surgery relative to NASH patient numbers. We believe widespread increased adoption of bariatric surgery for NASH is impractical based on cost and the large number of patients who would require it. In addition, some retrospective and prospective studies have indicated that the procedure may worsen fibrosis.

Liver Transplant. Liver transplant is a last resort for life-threatening complications progressing from NASH. NASH is currently the third most common reason for liver transplants in United States and is projected to surpass alcohol-based cirrhosis and viral hepatitis to become the leading indication for liver transplant by 2020. The availability of liver donors is extremely limited and the cost of a liver transplant is a significant economic burden, with an estimated cost per procedure of approximately $577,000. Studies have demonstrated that approximately 23% of patients do not survive the five-year period post-transplant.

Recent scientific advances in understanding the pathophysiology of NASH have led to the development of new investigational drugs with the potential to address the disease through various mechanisms. CVC’s immunomodulatory mechanism of action has the potential to play a differentiated role in the management of NASH. We believe that the eventual management of the disease will include multi-targeted combination treatment approaches.

Mechanism of CVC in NASH

CVC is a first-in-class oral, long-acting, once-daily immunomodulator that is a potent dual inhibitor of CCR2 and CCR5 with anti-inflammatory and anti-fibrotic activity. CVC may improve NASH and stop the progression of fibrosis by:

•

Reducing chronic liver inflammation. We expect CVC to inhibit the CCR2 signaling pathway, blocking the excessive infiltration of pro-inflammatory cells, or monocytes and macrophages, to the liver initially triggered by cellular damage.

•

Disrupting immune signaling pathways within the liver. CVC inhibits the CCR2 and CCR5 signaling pathways, which are key mechanisms of immune cell activation and activation of Kupffer cells and HSCs, both key drivers of fibrogenesis.

•	Reducing liver injury from leaky gut. CVC may reduce the impact of bacterial translocation from the gut that contributes to increased liver injury, inflammation and fibrosis.

CVC decreases recruitment, migration and infiltration of pro-inflammatory monocytes to the site of liver injury mainly via CCR2 inhibition, thereby reducing chronic liver inflammation and fibrosis. Due to its dual inhibitory activity on CCR2 and CCR5, CVC also disrupts important signaling pathways or “cross-talk” within the inflamed liver resulting in decreased Kupffer cell and HSC activity and reduced fibrogenesis, as illustrated by the following image:

CVC blocks the binding of key ligands involved in the immuno-inflammatory cascade, including RANTES (Regulation on Activation Normal T-cell Expressed and Secreted), Macrophage Inflammatory Protein (MIP-1a and MIP-1b) to CCR5, and MCP-1, also known as chemokine (C-C motif) ligand 2 (CCL2), to CCR2.

The link between CCR2 and immune cell activation and fibrosis has been well established. In a study of fibrosis in mice, mice with a targeted deletion of CCR2 exhibited less immune cell activation and markedly reduced fibrosis. In addition, levels of CCL2 in the liver have been shown to correlate with the level of immune cell infiltration in the liver during fibrosis in humans and mice. In preclinical studies, CVC inhibited the binding of CCR2 at very low concentrations.

CCR5 has also been shown to play a central role in liver fibrosis. CCR5 is up-regulated in patients with liver cirrhosis, confirming the activation of this pathway in fibrogenesis. In a mouse model of fibrosis, mice without the expression of CCR5 exhibited reduced liver fibrosis and decreased activation of HSCs as compared to normal mice. In preclinical studies, CVC inhibited the binding of CCR5 at very low concentrations.

In addition, we believe CVC has potential to positively impact the leaky gut thereby reducing liver injury. In a randomized 48-week Phase 2b study of HIV-1 patients treated with CVC, the results showed decreases in plasma levels of soluble CD14, a biomarker of monocyte activation and of bacterial translocation. Soluble CD14 is known to be an independent predictor of mortality in HIV patients.

Preclinical CVC Studies in NASH

We have investigated CVC in two well characterized animal models for NASH and liver fibrosis. We demonstrated significant anti-fibrotic activity of CVC and no adverse effects on vital organ systems. We believe that these models are relevant as they are representative of the pathophysiology of NASH and fibrosis in a clinical setting.

NASH mouse model

A NASH mouse model, combining glucose intolerance and high fat diet, two key components of NASH in humans, was used to study potential effects of CCR2 and CCR5 antagonism on liver fibrosis. Endpoints of the study included body and liver weight, plasma and liver biochemistry, histopathologic analyses and gene expression. In this model, insulin resistance was induced in male mice by a single injection of 200 µg streptozotocin, or STZ, 2 days after birth, followed by a high-fat diet, or HFD, beginning at 4 weeks of age. From 6 to 9 weeks of age, 3 groups of animals (n=6/group) received CVC at doses of 0 (vehicle control), 20 (low dose) or 100 (high dose) mg/kg/day. At 9 weeks of age, biochemical, gene expression and histological evaluations of the liver were conducted in a blinded manner.

The following image shows the study design of the NASH mouse model:

In the Week 9 analysis, CVC treatment had no effect on body or liver weight, whole blood glucose or liver triglyceride levels. Mean measurements of ALT levels, which is an enzyme in the blood found mainly in the liver, were significantly decreased in both CVC treatment groups compared to the control group (133±80, 58±12 and 52±13, units/liter for vehicle, low and high dose CVC, respectively; p1<0.05), as illustrated by the following chart:

The mean percentage of fibrosis area was significantly decreased by CVC treatment relative to control (0.29% ± 0.14, 0.20% ± 0.06 and 0.61% ± 0.23 for 20 mg/kg/day, 100 mg/kg/day and control, respectively; p<0.01), as illustrated by the following chart:

[1]	A p-value is a statistical measurement that describes the probability that the observed effects of CVC were statistically significant compared to the control group. A p-value of less than 0.05 suggests statistical significance to the results observed.

In addition, gene expression of collagen type 1 in whole liver lysates decreased by 27%–37% with CVC treatment. Importantly, the mean NAS was significantly decreased with CVC treatment (5.3±0.5, 4.0±0.6 and 3.7±0.8 for vehicle, low and high dose CVC, respectively; p<0.05), primarily based on reduced inflammation and ballooning scores, as noted in the following table:

Score		Vehicle (N=6)	CVC 20 mg/kg/day (N=6)	CVC 100mg/kg/day (N=6)
Steatosis	0	-	-	1
	1	4	6	5
	2	2	-	-
	3	-	-	-
Lobular inflammation	0	-	-	-
	1	-	3	3
	2	6	3	3
	3	-	-	-
Hepatocyte ballooning	0	-	-	1
	1	-	3	2
	2	6	3	3
NAS, mean (±SD)		5.3 (±0.5)	4.0 (±0.6)	3.7 (±0.8)
CVC vs vehicle			P<0.05	P<0.01

Rat liver fibrosis model

The 12-week rat liver fibrosis model was utilized to determine if CVC has anti-fibrotic effects in rats with thioacetamide, or TAA, induced liver injury and evaluate the timing of treatment intervention relative to disease onset. TAA is a known toxin widely used for fibrosis induction in animal models. In this model, fibrosis was induced in male Sprague-Dawley rats by intraperitoneal, or IP, administration of TAA at a dose of 150mg/kg, 3 times a week, for 8 weeks. Rats received CVC at doses of 0 (vehicle control), 30 mg/kg/day (low dose) or 100 mg/kg/day (high dose), as illustrated by the following image.

With early intervention, or Group 1 (concurrent treatment of TAA and CVC for 8 weeks), liver collagen was significantly decreased by CVC at low and high dose (49% and 38%, respectively) compared to control (p<0.001). Protein levels of collagen type-1 protein and alpha smooth muscle actin were also decreased in the CVC treatment groups. With emerging fibrosis intervention, or Group 2 (TAA for 8 weeks, CVC from Weeks 4 to 8), the low dose of CVC significantly decreased liver collagen by 36% (p<0.001) but no reduction was seen with the high dose. CVC treatment had no effect once cirrhosis was established, or Group 3 (TAA for 8 weeks, CVC for 4 weeks after cessation of TAA administration).

This study was conducted by Dr. Scott Friedman, Chief of the Division of Liver Diseases at the Mount Sinai Medical Center in New York City. Dr. Friedman presented the results from the NASH mouse model study and the rat TAA-induced fibrosis study at the American Association for the Study of Liver Disease, or AASLD, annual meeting in November 2013.

The following image illustrates the anti-fibrotic effects in rats treated with CVC:

Safety and Pharmacokinetics of CVC

We have conducted several nonclinical studies to characterize the mechanism, efficacy, safety and toxicology of CVC. We have demonstrated the safety of CVC in animals, with no behavioral or physiologic changes observed in treated animals or notable effects on cardiovascular, respiratory or other systems. No significant safety findings were observed across preclinical studies that evaluated dose levels of CVC and with oral doses in rodents up to greater than 38 fold the currently used clinical dose level equivalents. CVC has nanomolar potency against both CCR2 and CCR5. In ex-vivo studies, CVC inhibited CCR5 with an IC50 of 3.1 nanomoles and CCR2 with an IC50 of 5.9 nanomoles.

CVC has been evaluated in a total of 16 completed Phase 1 and Phase 2 clinical trials in approximately 550 healthy volunteers and patients with HIV-1. CVC has demonstrated a favorable safety and tolerability profile, including in a 48-week Phase 2b study of CVC in which 115 HIV-1 infected patients were treated with CVC. Across the completed clinical trials, most adverse events observed had been mild or moderate in severity. The most commonly reported treatment-emergent adverse effects were nausea, diarrhea, headache, rash, fatigue and upper respiratory tract infection. CVC has also been tested in Phase 1 and Phase 2 clinical studies in regimens including ritonavir, atazanavir/ritonavir, darunavir/ritonavir, tenofovir disoproxil fumarate, efavirenz, dolutegravir, midazolam and emtricitabine/tenofovir disoproxil fumarate.

The pharmacokinetic and pharmacodynamic, or PK/PD, characteristics of CVC have been well characterized in both healthy volunteers and patients. Pharmacokinetics refers to the study of drug absorption, distribution, metabolism and elimination when administered to patients. Pharmacodynamics refers to the study of the effects a drug has on a patient, including the mechanism of action of the drug and effects of various doses or concentrations of the drug. We have shown good bioavailability of CVC as an oral, single tablet formulation. With a long half-life of 30-40 hours, CVC is dosed once daily, making it convenient for long-term treatment and improved patient adherence. No dose-limiting toxicities have been observed to date.

Ongoing and Planned Clinical Studies for NASH

Development Plan in NASH: CENTAUR Phase 2 Proof of Concept Study

In the second half of 2014, we plan to submit an IND with the FDA’s Division of Gastroenterology and Inborn Errors Products and initiate our Phase 2 proof of concept study, entitled “Cenicriviroc Efficacy and Safety Study in Adult Subjects with Nonalcoholic Steatohepatitis and Liver Fibrosis”, which we refer to as CENTAUR. CENTAUR is planned to be a randomized, double-blind study of CVC versus placebo in patients with NASH and liver fibrosis, including those with type-2 diabetes and/or one or more components of metabolic syndrome. The study will be conducted in North America, Europe and potentially other regions, and will be led by Dr. Scott Friedman as lead principal investigator. The study is targeting to enroll approximately 250 patients in a two-arm clinical trial randomized 1:1 for once-daily treatment with CVC or placebo for a first period of one year. Following the primary endpoint at one year, the double-blind will be maintained; patients on CVC will continue on CVC and patients on placebo will either start receiving CVC or continue on placebo for a second year (1:1). The primary analysis will be conducted at one year and endpoints will include an improvement in NAS score without worsening of fibrosis as assessed by liver biopsy, collagen morphometry, resolution of NASH, validated fibrosis scores, noninvasive imaging and biomarkers. Endpoints will be measured again at two years. Under our current timeline, we are expecting our primary endpoint results in 2016. In September 2013, the AASLD and the FDA conducted a joint workshop focused on trial designs and endpoints in drug and diagnostics development for liver disease secondary to NAFLD, including NASH. The CENTAUR study design includes surrogate efficacy endpoints anticipated to be required for approval of a therapeutic for NASH after taking into consideration input from experts involved in the joint workshop. We expect additional FDA guidance to be available by the time we plan our registration studies.

Phase I Study 121

Under our active IND for HIV-1 treatment under the Division of Antiretroviral Products filed in 2003, Study 121 is an open label Phase 1 study being conducted in adult subjects (n=32) with either normal hepatic function or a Child-Pugh liver disease score of A or B. A Child-Pugh score is a well-established medical scoring system used to assess the prognosis of liver disease. It is a composite scoring system that incorporates total bilirubin, serum albumin, prothrombin time, ascites and hepatic encephalopathy. Depending on the degree of these abnormalities, cirrhotic patients can be classified as having mild (Child-Pugh A), moderate (Child-Pugh B) or severe (Child-Pugh C) liver impairment. Patients with “normal hepatic function” are those without known liver disease and therefore do not meet the criteria required for Child-Pugh classification. All subjects will receive CVC 150 mg orally once daily for 14 days. The objectives of the study are to compare PK, evaluate the safety and tolerability of CVC and evaluate changes in pro-inflammatory cytokines and biomarkers of bacterial translocations in the two populations. We expect to complete the trial in the third quarter of 2014.

HIV Disease Overview

HIV is a retrovirus that infects cells of the immune system such as T lymphocytes, specifically CD4+ T cells, dendritic cells and macrophages. Infection leads to a progressive weakening of the immune system and ultimately results in AIDS. The number of people living with HIV was estimated to be about 35.3 million worldwide in 2012. The number of people who died from AIDS-related illnesses worldwide in 2012 was approximately 1.6 million. In the United States, approximately 50,000 new cases of HIV are diagnosed every year.

Current Management and Unmet Need in HIV-1 Infection

The leading recommendations for HIV treatment were published by the World Health Organization in 2013. Generally recommended first line therapy is a combination of three or more anti-HIV drugs sometimes referred to as Highly Active Antiretroviral Therapy, or HAART.

The following image provides an overview of the current treatment paradigm for treatment-naïve HIV-1 infection:

Six different classes of anti-HIV drugs are currently available to HIV patients: nucleoside/nucleotide reverse transcriptase inhibitors, or NRTIs, non-nucleoside reverse transcriptase inhibitors, or NNRTIs, protease inhibitors, or PIs, entry inhibitors including a fusion inhibitor and a CCR5 antagonist, and integrase inhibitors.

HAART generally involves the use of two NRTIs as a backbone combined with a third agent; either a protease inhibitor, or PI, a boosted PI or an NNRTI; or an integrase inhibitor combined in a single tablet regimen, or STR. HAART has simplified the treatment of HIV and resulted in a dramatic improvement in virologic success leading to a decrease in the number of AIDS cases. Single-tablet regimens are critical for the effective management of HIV-1 as they are demonstrated to improve patient adherence and viral control. Datamonitor forecasted United States sales of HIV therapies to be $9.6 billion in 2014 and growing to $12.8 billion in 2020.

We believe there is a medical need for an alternative backbone for fixed-dose combinations, as tenofovir DF is the most common backbone component of HIV treatment and part of almost every preferred first-line treatment regimen in the AIDSinfo treatment guidelines. Although HIV patients who tolerate HAART are living longer, HAART is not curative and therefore life-long treatment is required. Furthermore, despite recently approved potent and well-tolerated classes of third agent drugs, including integrase inhibitors, patients with HIV face chronic toxicity and are developing and dying from “age-related diseases” a decade younger than their uninfected counterparts. Some age-related diseases observed with increasing frequency in HIV patients despite viral suppression on HAART include cardiovascular, cerebrovascular, renal, immunologic, neurologic and bone diseases. A 10-year Veterans Health Administration study, or the VA study, of over 10,000 HIV patients showed that patients taking tenofovir DF, a component of the tenofovir disoproxil fumarate/emtricitabine, or TDF/FTC, backbone used in most treatment-naïve patients as part of a STR, are at increased risk for clinically significant irreversible kidney toxicity. Even after accounting for demographics, HIV-related factors, comorbidities and other antiretroviral drugs, the VA study found that tenofovir DF remained independently associated with an elevated risk of proteinuria, rapid decline in kidney function and development of chronic kidney disease.

Data continue to show that chronic immune activation and inflammation may play an important role in common comorbidities associated with HIV, including metabolic and cardiovascular complications, despite chronic viral suppression.

Mechanism of CVC in HIV-1

HIV infects cells of the immune system by binding to the CD4 receptor on the host cell, which is present on the surface of many lymphocytes. One of the main types of cells that HIV infects is the T-helper lymphocyte. These cells play a crucial role in the immune system, by coordinating the actions of other immune cells. Of all approved antiretrovirals for the treatment of HIV, CCR5 inhibitors are the only agents that target the host cells, providing a differentiated approach to existing HIV therapy.

CCR5 is the primary chemokine receptor responsible for entry of HIV-1 into host cells. CCR5 inhibition has been proven as an effective approach for targeting CCR5-tropic HIV-1 as demonstrated by maraviroc, the first approved chemokine receptor inhibitor. While it validates CCR5 as a target in HIV treatment, maraviroc’s twice-daily dosing rules out its use once-daily as part of a single-tablet regimen, the mainstay of first-line treatment demonstrated to positively impact both patient adherence and viral suppression. CVC is a potent once-daily inhibitor of CCR5 and CCR2 with a long half-life, and has shown potent anti-HIV activity and efficacy in clinical trials. In addition to its proven antiviral effects, we believe the anti-inflammatory and anti-fibrotic potential of CVC may help address the remaining common comorbidities observed in HIV patients. Furthermore, we have developed a formulation combining CVC with 3TC in a single tablet, providing a new potential backbone for treatment-naïve HIV-1 patients.

Clinical Data of CVC in HIV

The efficacy, pharmacokinetics, tolerability and safety of CVC in humans have been evaluated in approximately 550 subjects in 15 Phase 1 clinical trials and 2 Phase 2 clinical trials. This includes safety and tolerability data on 115 HIV-infected subjects treated up to 48 weeks.

Phase 2a 10-Day Monotherapy Study (Study 201)

Study 201 was a double-blind, randomized, placebo-controlled, dose-ranging Phase 2a study of CVC for 10 days in 54 subjects with CCR5-tropic HIV-1 infection, for which results were previously reported in the Journal of AIDS in 2011. Subjects were antiretroviral treatment-experienced, CCR5 antagonist-naïve, with HIV-1 RNA levels of at least 5000 copies/mL and CD4+ cell counts of at least 250 cells/mm3. The primary objectives of this study were to determine the antiviral activity, safety and tolerability of CVC monotherapy, and the secondary objectives were to determine PK, dose response and viral kinetics of CVC at 25, 50, 75, 100 and 150 mg dose levels versus placebo and between dose levels. Secondary objectives also included evaluating the initial drug-resistant viral mutations that might emerge following 10 days of CVC monotherapy. Exploratory assessment of changes in MCP-1, hs-CRP and IL-6 levels was conducted. The 100 mg dose utilized a different formulation of CVC that is no longer used so it was excluded from the efficacy endpoints. In the Phase 2a study, CVC showed a potent and durable effect in reducing HIV-1 RNA levels that persisted several days after patients stopped taking CVC. The median nadir changes from Baseline for the 25, 50, 75, and 150 mg doses were –0.7, –1.6, –1.8, and –1.7 log10 copies/mL, respectively, as illustrated by the following chart:

CVC showed potent antiviral activity that persisted well after completion of dosing. CVC was generally well tolerated at the doses studied and no safety concerns were identified. There were no serious adverse events or other significant AEs, and there were no discontinuations because of an AE. The PK/PD analysis showed that maximum plasma concentrations of CVC were achieved in three to four hours with all doses and steady state concentrations were achieved at eight days. Exploratory assessment of MCP-1, hs-CRP and IL-6 levels found significant dose-dependent increases in MCP-1. On day 10, least square mean MCP-1 levels obtained by flow cytometry were 56.3, 94.2, 34.4 and 334.3 pg per milliliter greater than at baseline in the 25, 50, 75 and 150-mg dose groups, respectively, compared with a slight decline in the placebo group. At the 50 and 150-mg doses, these results were statistically significant (P = 0.024 and P = 0.001, respectively). CVC had minimal effect on hs-CRP and in IL-6 levels at day 10 compared with baseline in any of the dose groups.

Phase 2b Double-Blind, Double-Dummy, 48-Week Study (Study 202)

Study 202 was a randomized, double-blind, double-dummy, 48-week Phase 2b study in antiretroviral treatment-naïve HIV-1 infected subjects with CCR5-tropic HIV-1 virus. The study evaluated the efficacy, safety, and tolerability of CVC 100 mg and CVC 200 mg compared to EFV; all administered orally in combination with emtricitabine and tenofovir disoproxil fumarate, or FTC/TDF. Administration of both doses of CVC and EFV was blinded using a double-blind, double-dummy design.

The following image provides an overview of the treatment design for Study 202:

r	= randomized

A greater proportion of CVC-treated than EFV-treated subjects completed the study, 42 (71%), 41 (73%), and 17 (61%) for the CVC 100 mg, CVC 200 mg, and EFV treatment arms, respectively. The percent of subjects with virologic success, defined as HIV-1 RNA < 50 copies/mL using the intent-to-treat, or ITT, population, was comparable among the 3 treatment arms at Week 24, which was the primary efficacy endpoint: 76% with CVC 100 mg, 73% with CVC 200 mg, and 71% with EFV. Virologic success was higher in the CVC arms than in the EFV arm at Week 48 at 68% with CVC 100 mg, 64% with CVC 200 mg, and 50% with EFV.

At both Week 24 and Week 48, the percentage of subjects with virologic non-response was higher in the CVC arms than in the EFV arm (Week 24: 12% with CVC 100 mg, 14% with CVC 200 mg and 4% with EFV; Week 48: 15% with CVC 100 mg, 20% with CVC 200 mg and 11% with EFV), and the percentage of subjects without virologic data was higher in the EFV arm than in the CVC arms (Week 24: 12% with CVC 100 mg, 13% with CVC 200 mg and 25% with EFV; Week 48: 17% with CVC 100 mg, 16% with CVC 200 mg and 39% with EFV). A PK/PD analysis revealed a trend towards improved virologic outcomes with increasing CVC concentration.

CVC showed a favorable safety profile with fewer treatment-related AEs, fewer AEs of at least Grade 3 in severity, and fewer AEs leading to discontinuations compared to EFV as shown in the following table.

Adverse event, n (%)	CVC 100 mg N=58	CVC 200 mg N=57	EFV 600 mg N=28
Subjects with at least one AE	51 (88%)	48 (84%)	27 (96%)
Grade 3	2 (3%)	3 (5%)	3 (11%)
Grade 4	0 (0%)	0 (0%)	1 (4%)
AEs leading to discontinuation	0 (0%)	1 (2%)	6 (21%)
Serious AEs	1 (2%)	1 (2%)	1 (4%)
Deaths	0 (0%)	0 (0%)	0 (0%)
Any Grade 2 or higher treatment-related AE (occurring in ≥5%)
Abnormal dreams	1 (2%)	0 (0%)	3 (11%)
Insomnia	0 (0%)	0 (0%)	3 (11%)
Rash events	1 (2%)	0 (0%)	2 (7%)
Nausea	0 (0%)	2 (4%)	2 (7%)

Both doses of CVC were well tolerated and no apparent dose-relationship or dose-limiting toxicities were observed. No clinically relevant changes in electrocardiogram or vital parameters were observed during the 48-week treatment period.

CVC treatment was associated with a favorable lipid profile and led to sustained reductions in total and LDL cholesterol over 48 weeks, as shown in the following charts:

Development Plan in HIV

In a subsequent end-of-Phase 2 meeting in September 2013, the FDA concurred that available efficacy and safety data support further evaluation of CVC and CVC/3TC in Phase 3 registration studies for the treatment of HIV-1 infected patients. We plan to submit an IND and advance clinical development of CVC/3TC in treatment-naïve HIV-1 infected patients in a single-tablet, fixed-dose combination. We believe this product candidate has the potential to provide a new backbone for multi-drug combination therapy for HIV. We are also planning a Phase 3 of CVC/3TC/EFV as a single tablet regimen. We plan to advance this Phase 3 program in collaboration with a strategic partner or with non-dilutive financing.

Competition

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we that we hold a leading position in the understanding of chemokine signaling inhibition in liver disease and HIV, our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. We face significant competition from large multinational pharmaceutical companies, established biotechnology companies and specialty pharmaceutical companies, which have materially greater financial, manufacturing, marketing, research and drug development resources than we do. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

We are aware of several companies with development programs targeting NASH in clinical trials including Intercept Pharmaceuticals, Inc., Gilead Sciences, Inc., Galmed Medical Research Ltd., Genfit Corp., Novartis

AG, Takeda Pharmaceutical Company Limited, or Takeda, Raptor Pharmaceutical Corp., Immuron Ltd., Lumena Pharmaceuticals, Inc. and Conatus Pharmaceuticals Inc. We are not aware of a competitor with an active development program for NASH targeting CCR2/CCR5 inhibition.

Major, currently marketed HIV therapies include single tablet regimen Atripla, Complera and Stribild (Bristol-Myers Squibb Company, Gilead Sciences Inc., Janssen Pharmaceuticals Inc.), NRTI backbones Truvada and Epzicom (Gilead Sciences Inc. and ViiV Healthcare) and multiple single agent products in the integrase inhibitor, protease inhibitor and NNRTI class. Other companies are developing novel HIV therapies and vaccines.

Manufacturing

We do not own or operate manufacturing facilities for the production of any of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers, or CMO, for all our required raw materials, drug substance and drug product needs for preclinical research and clinical trials. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates if they are approved. If any of our products are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval.

Takeda License

In August 2007, we entered into an exclusive license agreement with Takeda relating to CVC (then known as TAK-652) and TAK-220. Under the agreement, Takeda assigned to us certain patents relating to CVC and TAK-220. Takeda also agreed not to enforce certain ancillary patents relating to CVC and TAK-220 against us and granted us an exclusive license under know-how and other information relating to CVC and TAK-220, in each case on a worldwide basis to manufacture, develop and commercialize both product candidates globally. The agreement was amended in November 2009 to update the lists of assigned patents and ancillary patents.

Under the agreement, we agreed to use commercially reasonable efforts to develop CVC for the treatment of HIV infection and, if we choose to develop CVC for any other indication or choose to develop TAK-220, we must use commercially reasonable efforts with respect to such development activities. We must also use commercially reasonable efforts to obtain regulatory approval for licensed products we develop in the U.S. and Europe, and in any other countries we deem appropriate. In addition, we must achieve first commercial sale of a licensed product within a specified period of time after receipt of regulatory approval therefor, subject to certain exceptions. Finally, we must use commercially reasonable efforts to maintain, apply for patent term extensions with respect to, and take action against infringement of the patents assigned to us under the agreement. During the term of the agreement, we may not develop or commercialize any CCR5 antagonist products, other than CVC and TAK-220, for any indications for which we are developing or commercializing CVC and TAK-220.

Under the agreement, we paid to Takeda an upfront license fee of $3.0 million and are obligated to pay to Takeda up to $102.0 million in the aggregate in development and sales milestones. We are also obligated to pay to Takeda tiered royalties based on aggregate annual net sales of all licensed products from the high single digit to the low teen percentage of net sales, subject to certain reductions and exceptions. Our obligation to pay royalties to Takeda expires on a country-by-country basis upon the later of the twelfth anniversary of the earlier of the first commercial sale of the first licensed product in such country or entry of one or more generic versions of a licensed product achieving a certain market share in such country, or the expiration of the last to expire patent assigned to us under the agreement.

Our agreement with Takeda continues in effect on a country-by-country and licensed product-by-licensed product basis until the expiration of our obligation to pay royalties to Takeda in such country with respect to such licensed product. Either we or Takeda may terminate the agreement for the other party’s material breach of the agreement, except that Takeda may terminate the agreement only with respect to the applicable licensed product if we materially breach our non-compete obligations. We may terminate the agreement under certain circumstance if we determine that further development or sale of licensed products is not feasible. If we terminate the agreement under such circumstances or Takeda terminates the entire agreement for our material breach, we would lose our right to use the know-how and other information relating to CVC and TAK-220 that was licensed to us by Takeda and, upon Takeda’s request, we must assign back to Takeda or abandon the patents assigned to us under the agreement and transfer to Takeda other materials and intellectual property that we developed during the term of the agreement.

Intellectual Property

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. We have sought patent protection in the United States and internationally for CVC and related product candidates, and any other inventions to which we have rights, where available and when appropriate. Our policy is to pursue, maintain and defend patent rights in strategic areas, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Relating to Our Intellectual Property.”

We own exclusively several patents covering CVC which we obtained from Takeda, and have also licensed intellectual property relating to CVC from Takeda. Patents owned by or licensed to us covering CVC composition of matter are expected to expire in the United States in 2022, before any potential patent term extensions or exclusivity protection or adjustments for patent office delays, and in 2023 when such adjustments for patent office delays are considered. We own or have rights to additional patents and pending patent applications that cover formulations, combination products, and use of CVC to treat various indications with expected patent expiration dates in the United States that range from 2022 (for issued patents) to potentially 2035 (for currently-filed provisional patent applications if patents were to issue on non-provisional applications filed thereon).

Our patent portfolio for CVC contains patents directed to the composition of matter of CVC. As of April 1, 2014, we owned one issued U.S. patent and several corresponding foreign patents directed specifically to the composition of matter of CVC. Foreign patents for the composition of matter of CVC have been granted in Canada, Japan and the European Union (with corresponding validations in 18 European countries: Austria, Belgium, Switzerland, Czech Republic, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Netherlands, Portugal, Sweden, Slovak Republic and Turkey). We expect that the composition of matter CVC patent, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire in 2023 (U.S.) when adjustments for patent office delays are considered, and 2022 (international). It is possible that the term of a composition of matter patent in the United States could be extended up to five additional years under the provisions of the Hatch-Waxman Act. Patent term extension may also be available in certain foreign countries upon regulatory approval.

Our patent portfolio also includes patents directed to CVC compound classes, pharmaceutical compositions, combination products, methods of synthesis and methods of use of CVC to treat HIV and certain inflammation, autoimmune and other indications. As of June 4, 2014, we owned three issued U.S. patents and several corresponding foreign patents directed to such subject matter. Foreign patents have been granted in Canada, Japan and the European Union (with corresponding validations in up to 18 European countries: Austria, Belgium, Switzerland, Czech Republic, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Netherlands, Portugal, Sweden, Slovak Republic and Turkey). We also own allowed and pending applications in the United States and Japan directed to such subject matter. We expect that the CVC compound class, pharmaceutical compositions, combination products, methods of synthesis, and methods of use patents, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire in 2023 (U.S.) and 2022 (international). In addition, our patent portfolio includes pending applications directed to CVC product formulations, combination products, and other therapeutic use of CVC. These patent applications, if issued as patents, will have potential patent expiration dates ranging from 2034 to 2035. Below is a summary of our patents and patent applications and the projected patent terms and, if applicable, extension dates.

*	Projected term if patents are issued
**	Projected extension date. Europe may vary by country

Government Regulation and Product Approval

Governmental authorities in the United States, at the federal, state and local level, and analogous authorities in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our product candidates must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States and by the European Medicines Agency, or EMA, through the marketing authorization application, or MAA, process before they may be legally marketed in Europe. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and the FDA’s implementing regulations. An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug, or IND, application which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, regulations to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of an NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•

satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or its components are produced to assess compliance with current good manufacturing practices, or GMP, regulations and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including potential requirements for a risk evaluation and mitigation strategies, or REMS, and post-approval outcomes studies required by the FDA.

Once a pharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND application sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An IRB at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1.    The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, and especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients who already have the condition.

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Phase 2.    Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product approval and labeling claims. The FDA generally requires two adequate and well controlled Phase 3 clinical trials, but in some cases may accept a single large trial with confirmatory evidence.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In some cases, clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, which is called the clinical monitoring board or data safety monitoring board. This group provides authorization for whether or not a trial may move forward at designated check points. These decisions are based on the limited access to data from the ongoing trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified limited circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is GMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested. After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider its application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction, in a resubmission of the NDA, the FDA will issue an approval letter.

Fast Track, Breakthrough Therapy, Priority Review and Accelerated Approval

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete.

A product may also be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may also designate an NDA for priority review if it is for a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on the NDA from ten months to six months.

Finally, the FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or another clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval. Accelerated approval is generally contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit.

Post-approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with GMP regulations and other laws. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from GMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain GMP compliance.

Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject us to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	warning or untitled letters;

•	refusal to approve pending applications;

•	withdrawal of an approval;

•	imposition of a clinical hold;

•	product seizures;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, disgorgement, or civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of drug products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often issued revised or reinterpreted by the agency. It is impossible to predict whether legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be issued or changed or what the impact of such changes, if any, may be.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under EU regulatory systems, a company may submit an MAA either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders or diabetes and optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all EU member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Other Healthcare Laws

Although we currently do not have any products on the market, if our drug candidates are approved and we begin commercialization, we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting and physician sunshine laws and regulations.

The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, and can also result in criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws, the absence of guidance in the form of regulations or court decisions, and the potential for additional legal or regulatory change in this area, it is possible that our future sales and marketing practices and/or our future relationships with physicians might be challenged under these laws, which could harm us.

Another significant statute that may apply to us in the future is the federal False Claims Act. The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Manufacturers can be held liable under these laws if they are deemed to ‘‘cause’’ the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Penalties for False Claims Act violations include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the federal False Claims Act, and certain states have enacted laws modeled after the federal False Claims Act.

Because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, we will have to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we will or may become subject. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

More generally, The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, is expected to have a significant impact on the healthcare industry. The Affordable Care Act is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the Affordable Care Act expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. We cannot predict the impact of the Affordable Care Act on pharmaceutical companies, as many of the reforms require the promulgation of detailed regulations implementing the statutory provisions, some of which has not yet occurred. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis. Decreases in third-party reimbursement for our products once approved or a decision by a third-party payor to not cover our products could reduce or eliminate utilization of our products and have a material adverse effect on our sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, reimbursement and pricing for products launched in the European Union do not follow those of the United States and generally tend to be significantly lower.

Employees

As of May 31, 2014, we employed 11 employees, all of whom are full-time and engaged in research and development activities, operations, finance, business development and administration. Four of our employees hold doctorate degrees (Ph.D., M.D. or PharmD.).

Property and facilities

We lease approximately 7,000 square feet of space for our current headquarters in South San Francisco, California under an agreement that expires in August 2014. We signed a lease agreement for approximately 7,400 square feet of space for a new corporate headquarters in South San Francisco, California commencing in July 2014 that expires in August 2019. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our current executive officers, directors and key employees, and their ages and positions as of May 1, 2014, are as set forth below:

Name	Age	Position
Executive Officers
Laurent Fischer, M.D.	50	Chairman of the Board and Chief Executive Officer
Éric Lefebvre, M.D.	50	Chief Medical Officer
Christopher Peetz	35	Chief Financial Officer
Helen Jenkins	50	Chief Operating Officer

Directors
Carol L. Brosgart, M.D.	62	Director
Jeffrey H. Cooper	58	Director
Craig S. Gibbs	51	Director
Patrick Heron	43	Director
Gwen A. Melincoff	62	Director
Graeme J. Moyle, M.D.	50	Director
Eckard Weber, M.D.	64	Director

Laurent Fischer, M.D. has served as a member of our board of directors since April 2009 and as Chief Executive Officer since March 2014. Prior to joining Tobira full time he was Chairman and Chief Executive Officer of Jennerex, Inc. (now part of SillaJen, Inc.), a private, clinical-stage biotherapeutics company focused on oncolytic immunotherapy products for cancer, which he joined in 2012. Prior to Jennerex, Dr. Fischer was President and CEO of Ocera Therapeutics, Inc., a privately held, clinical-stage biopharmaceutical company focused on the development and commercialization of therapeutics for gastrointestinal and liver diseases, since 2005. Prior to Ocera, Dr. Fischer was President and CEO of life sciences company Auxeris Therapeutics, Inc. from 2003 to 2005 and President and COO of technology company RXCentric.com, Inc. (now part of Allscripts Healthcare Solutions, Inc.) from 1999 to 2000 and Chief Medical Officer and Vice President of Corporate Development of medication management company MedVantx from 2001 to 2003. Dr. Fischer served as Senior Vice President of the Global Virology Franchise at Dupont Pharmaceuticals/Dupont-Merck from 1997 to 1999. From 1995 to 1997, Dr. Fischer served as Medical Director for the Virology Group at healthcare company Hoffman-LaRoche, Ltd. Dr. Fischer received a Medical Degree from the University of Geneva and received a Doctorate in Medicine from the Geneva Medical School, Switzerland. Our board of directors believes that Dr. Fischer’s position as our Chief Executive Officer, his extensive experience in general management and his experience in the biopharmaceutical industry qualify him to serve as a member of our board of directors.

Éric Lefebvre, M.D. has served as our Chief Medical Officer since January 2012. Prior to joining Tobira, Dr. Lefebvre served as the Global Medical Affairs Leader from 2007 to 2011 and Global Clinical Research and Development Leader, Virology (HIV and HCV) from 2003 to 2007 at Janssen Pharmaceuticals (formerly Tibotec Pharmaceuticals, Ltd), a Johnson & Johnson Services, Inc. company. From 2001 until 2003, Dr. Lefebvre served as Medical Affairs Director, HIV, HSV and Vaccines at GlaxoSmithKline, Inc. Canada. Dr. Lefebvre’s career in the industry was preceded by 15 years of providing primary care and conducting clinical research in HIV and hepatitis at Clinique Médicale L’Actuel in Montréal, Canada. Dr. Lefebvre received an M.D. from the University of Montréal and received his undergraduate degree Health Sciences from Édouard-Montpetit College.

Christopher Peetz has served as our Chief Financial Officer and head of corporate development since March 2014. Prior to joining Tobira, Mr. Peetz was Vice President, Finance & Corporate Development at Jennerex, Inc. (now part of SillaJen, Inc.), which he joined in 2012. Prior to Jennerex, Mr. Peetz served in a variety of roles at biopharmaceutical company Onyx Pharmaceuticals, Inc. (now part of Amgen USA Inc.), most recently as Senior Director, Marketing from 2011 to 2012, as Senior Director, Corporate Development & Strategy from 2010 to 2011, as Director, Strategic Planning from 2008 to 2010 and as Director, Finance from 2007 to 2008. Prior to

Onyx Pharmaceuticals, Inc., Mr. Peetz provided merger and acquisition advisory services at LaSalle Corporate Finance, a part of ABN AMRO Bank N.V., and held positions at biopharmaceutical company Abgenix, Inc. (now part of Amgen USA Inc.) and biotechnology company Solazyme, Inc. Mr. Peetz received a B.S.B.A. from Washington University in St. Louis and received an M.B.A. from Stanford Graduate School of Business.

Helen Jenkins has served as our Chief Operating Officer since March 2014 and previously as our Senior Vice President, Development Operations, since August 2011. Prior to joining Tobira, Ms. Jenkins served from 2007 until 2011 as Executive Vice President, Chief Operating Officer and Chief Financial Officer at biopharmaceutical company Nuon Therapeutics, Inc. From 2000 until 2007 Ms. Jenkins served as Senior Vice President, Development Operations at biopharmaceutical company Saegis Pharmaceuticals, Inc. Previously, Ms. Jenkins held a variety of roles at biotechnology companies Genentech, Inc., Valentis, Inc. and Glycomed Incorporated. Ms. Jenkins received a B.S. in Biochemistry from California Polytechnic State University, San Luis Obispo and an M.A. in Cellular and Molecular Biology from San Francisco State University.

Carol L. Brosgart, M.D. has served as a member of our board of directors since September 2009. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member on the faculty of the School of Medicine at the University of California, San Francisco for the past three decades, where she is a Clinical Professor in the Division of Global Health and in Biostatistics and Epidemiology. From March 2011 until August 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs and Global Medical Director, Hepatitis. Prior to Gilead, Dr. Brosgart worked for more than 20 years in clinical care, research and teaching at several Bay Area medical centers. She was the founder and Medical Director of the East Bay AIDS Center at Alta Bates Medical Center in Berkeley, California from 1987 until 1998 and served as the Medical Director of Central Health Center, Oakland, California, of the Alameda County Health Care Services Agency. Dr. Brosgart has also served on the boards of privately held companies and public, not-for-profit organizations. Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley. Our board of directors believes that Dr. Brosgart’s extensive experience in general management and her experience in the biopharmaceutical industry qualify her to serve as a member of our board of directors.

Jeffrey H. Cooper has served as a member of our board of directors since June 2014. Mr. Cooper currently serves as an independent consultant. Prior to his role as an independent consultant, Mr. Cooper served from November 2013 until December 2013 as a senior advisor and from July 2012 until October 2013 as Chief Financial Officer of biotechnology company KaloBios Pharmaceuticals, Inc. Prior to joining KaloBios, Mr. Cooper served from 2003 to May 2012 in positions of increasing responsibility at BioMarin Pharmaceutical, Inc., a publicly traded pharmaceutical company beginning as Vice President, Controller, to his most recent position as Senior Vice President and Chief Financial Officer from 2007 to May 2012. Prior to BioMarin, from 1995 to 1997 and 1998 to 2002, he served as Vice President of Finance at Matrix Pharmaceuticals where he was responsible for the financial management of the company. Earlier in his career, Mr. Cooper held numerous finance-related positions within the health care and pharmaceutical industries, including Corporate Controller at Foundation Health Systems and Director of Business Analysis at Syntex Corporation, a company he worked for from 1983 to 1995. Mr. Cooper received a B.A. in Economics from the University of California, Los Angeles and an M.B.A. from Santa Clara University. Our board of directors believes that Mr. Cooper’s extensive experience in general management, finance and in the biotechnology industry qualify him to serve as a member of our board of directors.

Craig S. Gibbs has served as a member of our board of directors since April 2014. Dr. Gibbs has served as an independent consultant since May 2013. From 1992 until 2013, Dr. Gibbs served in various positions at Gilead Sciences, Inc., including most recently as Vice President of Commercial Strategy/Planning and Operations from 2007 to 2013 and as Senior Director, Corporate Development from 2004 to 2007, Senior Director, Biology Research from 1998 to 2004 and in other research and development positions from 1992 to 1998. Prior to his time at Gilead, Dr. Gibbs served from 1989 to 1992 as Visiting Post-doctoral Scientist at Genentech, Inc. Dr. Gibbs received a B.Sc. in Biochemistry from Massey University, a Ph.D. in Molecular Biology from the University of Glasgow and an M.B.A. from Golden Gate University. Our board of directors believes that Dr. Gibbs’ extensive experience in general management and in the biotechnology industry qualify him to serve as a member of our board of directors.

Patrick Heron has served as a member of our board of directors since March 2007. Mr. Heron is a General Partner with Frazier Healthcare Ventures, a venture capital firm focusing on the healthcare industry, which he joined in 1999. Prior to joining Frazier Healthcare Ventures, Mr. Heron worked at the management consulting firm McKinsey & Company. Before McKinsey, Mr. Heron held positions with Massachusetts General Hospital and biotechnology firm Cetus Corporation. Mr. Heron currently serves on the boards of a number of privately held companies. Mr. Heron received a B.A. in Political Science from the University of North Carolina at Chapel Hill and received an M.B.A. from Harvard Business School. Our board of directors believes that Mr. Heron’s extensive business experience, his experience in venture capital, his experience in the life sciences sector and his service as a director of various private companies qualify him to serve as a member of our board of directors.

Graeme J. Moyle, M.D. has served as a member of our board of directors since June 2014. Dr. Moyle is Director of HIV Research Strategy and Associate Specialist in HIV/GU Medicine at the Chelsea and Westminster Hospital, London, where he has served since 1994. Prior to his time at Chelsea and Westminster Hospital, Dr. Moyle served as Medical Director, HIV at pharmaceutical company F. Hoffmann-La Roche Ltd. Dr. Moyle received an M.B.B.S. in Medicine and an M.D., both from the University of Adelaide. Our board of directors believes that Dr. Moyle’s extensive experience in medicine and management qualify him to serve as a member of our board of directors.

Gwen A. Melincoff has served as a member of our board of directors since June 2014. From September 2004 to the December 2013, Ms. Melincoff was Senior Vice President of Business Development at pharmaceutical company Shire Plc. Prior to joining Shire, Ms. Melincoff was Vice President of Business Development at Adolor Corporation (now part of Cubist Pharmaceuticals, Inc.), a biopharmaceutical company focused on the development of pain management products. Earlier in her career, Ms. Melincoff worked for Eastman Kodak Company for over ten years in a number of their health care companies. Ms. Melincoff received a B.S. in Biology from The George Washington University and an M.S. in Management and Health Care Administration from Pennsylvania State University. Our board of directors believes that Ms. Melincoff’s extensive experience in management and the pharmaceutical industry qualify her to serve as a member of our board of directors.

Eckard Weber, M.D. is a founder of Tobira and has served has served as a member of our board of directors since our inception in 2007. Dr. Weber has served as a partner with Domain Associates, LLC, a private venture capital management firm focused on life sciences, since 2001. Dr. Weber has over 20 years of drug discovery and development experience. Dr. Weber also served as interim Chief Executive Officer and Chairman of the Board of Sonexa Therapeutics, a seed-stage biopharmaceutical company from 2007 until June 2014. Dr. Weber also serves as chairman of the board at Ocera Therapeutics, Orexigen Therapeutics and Tragara Pharmaceuticals, and is a member of the board of directors of Adynxx, Domain Elite Holdings and Tobira Therapeutics. Dr. Weber has been the founding Chief Executive Officer of multiple Domain Associates portfolio companies including Acea Pharmaceuticals, Ascenta Therapeutics, Calixa Therapeutics, Cytovia and Novacardia. Dr. Weber also served as chairman or member of the board of directors of a number of companies until their sale including Peninsula Pharmaceuticals (sold to Johnson & Johnson in 2005), Cerexa (sold to Forest Laboratories in 2007) and Calixa Therapeutics (sold to Cubist Therapeutics, Inc. in 2009). Dr. Weber also served as a member of the board of directors of Conforma Therapeutics (sold to Biogen-IDEC in 2006) and Cabrellis Pharmaceuticals (sold to Pharmion in 2006). Until 1995, Dr. Weber was a tenured Professor of Pharmacology at the University of

California, Irvine. Dr. Weber is the inventor or co-inventor of numerous patents and patent applications and has published more than 130 papers in scientific periodicals. Dr. Weber received his German undergraduate degree from Kolping Kolleg in Germany and an M.D. from the University of Ulm Medical School in Germany. Dr. Weber received his postdoctoral training in neuroscience at Stanford University Medical School. Our board of directors believes that Dr. Weber’s extensive experience in the life sciences industry as an entrepreneur, chief executive officer and venture capitalist, as well as his training as a physician, provide him with the qualifications and skills to serve as a director of our company.

Board Composition

Upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Ms. Brosgart, Mr. Gibbs and Dr. Moyle, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Ms. Melincoff and Messrs. Cooper and Heron, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Messrs. Fischer and Weber, and their terms will expire at the annual meeting of stockholders to be held in 2017.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Our restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Anti-takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws.”

Code of Business Conduct and Ethics

Our board of directors intends to adopt a code of ethics and business conduct to be effective upon the completion of this offering. The code of ethics and business conduct will apply to all of our employees, officers and directors. Upon the completion of this offering, the full text of our code of ethics and business conduct will be posted on our website. We intend to disclose, to the extent required by applicable rules and regulations, future amendments to, or waiver of, our code of ethics and business conduct, at the same location on our website identified above and also in public filings we will make with the Securities and Exchange Commission. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Director Independence

Our board of directors determined that                                                                                            are “independent directors” as defined under the rules of The NASDAQ Stock Market.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee oversees major risks associated with our compensation policies and programs; and our nominating and governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with NASDAQ listing standards. Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Effective as of the completion of this offering, the members of our audit committee will be Messrs. Cooper and Gibbs and Dr. Moyle, each of whom can read and understand fundamental financial statements. Messrs. Cooper and Gibbs and Dr. Moyle are each independent under the rules and regulations of the Securities and Exchange Commission, or SEC, and the listing standards of The NASDAQ Global Market applicable to audit committee members. Mr. Cooper will chair the audit committee. Mr. Cooper qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of The NASDAQ Stock Market.

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Significant related party transactions will be approved by our audit committee before we enter into them, as required by applicable rules and listing standards.

Compensation Committee

Effective as of the completion of this offering, the members of our compensation committee will be Ms. Melincoff and Messrs. Cooper and Heron. Mr. Heron will chair the compensation committee. Our board of directors has determined that each of Ms. Melincoff and Messrs. Cooper and Heron is independent under the applicable rules and regulations of The NASDAQ Stock Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the United States Internal Revenue Code of 1986, as amended, or Section 162(m). The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. The compensation committee also determines the compensation of our other executive officers in consultation with our chief executive officer. In addition, our compensation committee administers our stock-based compensation plans, including granting equity awards and approving modifications of such awards. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating and Governance Committee

Effective as of the completion of this offering, the members of our nominating and governance committee will be Ms. Brosgart and Messrs. Moyle and Weber. Mr. Weber will chair the nominating and governance committee. The nominating and governance committee oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating and governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our governance practices and making recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

In the past three years, none of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

The following table sets forth information about the compensation of the non-employee members of our board of directors who served as a director during our fiscal year ended December 31, 2013. Other than as set forth in the table and described more fully below, during our fiscal year ended December 31, 2013, we did not pay any fees to, make any equity awards or non-equity awards to or pay any other compensation to the non-employee members of our board of directors. Andrew Hindman, our former chief executive officer, received no compensation for his service as a director, and is not included in the table below.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	Total ($)
Carol L. Brosgart, M.D.	112,500	5,600	118,100
Laurent Fischer, M.D.(4)	8,000	8,750	16,750
Patrick Heron	—	—	—
Michael J. Kamdar(5)	6,000	5,600	11,600
Jack Nielsen(6)	—	—	—
Daniel K. Turner III(5)	—	—	—
Eckard Weber, M.D.	—	—	—

(1)	Represents the aggregate grant date fair value of option awards granted during the year ended December 31, 2013. See Note 9 to Notes to Financial Statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.
(2)	These options were to vest and become exercisable in full immediately prior to the achievement of a performance goal relating to potential strategic transactions prior to December 31, 2013, provided that the optionee had provided continuous service to us through the date of the consummation of such strategic transactions.

(3)	As of December 31, 2013, Dr. Fischer held outstanding options to purchase 1,453,032 shares of our common stock, Dr. Brosgart held outstanding options to purchase 160,000 shares of our common stock, Mr. Kamdar held outstanding options to purchase 90,000 shares of our common stock and Messrs. Heron and Turner and Dr. Weber held outstanding options to purchase 80,000 shares of our common stock.
(4)	Dr. Fischer, our current Chief Executive Officer, is included in the table above since he was a non-employee director during the year ended December 31, 2013.
(5)	Messrs. Kamdar and Turner resigned as directors in April 2014.
(6)	Mr. Nielsen resigned as a director in May 2014.

Non-Employee Director Compensation

Although we granted an option to our non-employee directors who were not affiliated with certain of our investors in February 2013, as reflected in the table above, and in April 2014 we did not have any established policy with regard to equity-based compensation of members of our board of directors. In April 2014, we granted Dr. Brosgart an option to purchase 350,000 shares of our common stock and Michael Kamdar an option to purchase 20,000 shares of our common stock. Mr. Gibbs was appointed to our board of directors in April 2014. In connection with Mr. Gibbs’s appointment, we granted him an option to purchase 400,000 shares of our common stock. Jeffrey H. Cooper and Graeme J. Moyle were appointed to our board of directors in June 2014. In connection with their appointments, we granted each of them an option to purchase 250,000 shares of our common stock.

Following the effectiveness of this offering, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$ per year for service as a board of directors member;

•	$ per year for service as chairman of the Audit Committee;

•	$ per year for service as chairman of the Compensation Committee;

•	$ per year for service as chairman of the Nominating and Corporate Governance Committee;

•	$ per year for service as non-chairman member of the Audit Committee;

•	$ per year for service as non-chairman member of the Compensation Committee; and

•	$ per year for service as non-chairman member of the Nominating and Corporate Governance Committee.

Non-employee members of our board of directors will also receive automatic grants of non-statutory stock options under our 2014 Plan. For purposes of our automatic director grant program, a non-employee director is a director who is not employed by us and who does not receive compensation from us or have a business relationship with us that would require disclosure under certain SEC rules. Each non-employee director joining our board of directors will automatically be granted a non-statutory stock option to purchase             shares of common stock with an exercise price equal to the fair market value of our common stock on the grant date. This initial option will vest ratably in annual installments over three years of service following the date of grant.

In addition, on the date of each annual meeting of our stockholders, each non-employee director will automatically be granted a non-statutory stock option to purchase             shares of our common stock on that date with an exercise price equal to the fair market value of our common stock on the grant date. A non-employee director who receives an initial award will not receive the additional annual award in the same calendar year. Automatic annual grants vest in full on the one-year anniversary of the grant date.

If we are subject to a change in control, then all of the directors’ automatic grants will become fully vested. All automatic director options have a maximum term of ten years.

We will also reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

EXECUTIVE COMPENSATION

Fiscal Year 2013 Summary Compensation Table

The following table provides information concerning the compensation paid to our former President and Chief Executive Officer and our other next two most highly compensated executive officers during the year ended December 31, 2013, which include our current Chief Medical Officer and our former Chief Financial Officer. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards($)(1)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Andrew Hindman	2013	360,000	109,119(3	)(6)	—	—	469,119
Former President and Chief Executive Officer(2)
Éric Lefebvre, M.D.	2013	335,000	27,927(4	)(6)	—	2,645	365,572
Chief Medical Officer
Caroline Loewy	2013	300,000	—		—	2,707	302,707
Former Executive Vice President and Chief Financial Officer(5)

(1)	Represents the aggregate grant date fair value of option awards granted during the year ended December 31, 2013. See Note 9 to Notes to Financial Statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. In accordance with SEC rules, the grant date fair value of an award subject to performance conditions is based on the probable outcome of the conditions.
(2)	Mr. Hindman’s employment with us terminated in January 2014.
(3)	Amount reflects the probable achievement of performance conditions applicable to shares subject to an option granted to Mr. Hindman. The maximum grant date fair value of this award, assuming all of the performance conditions were to be achieved, was $109,119.
(4)	Amount reflects the probable achievement of performance conditions applicable to shares subject to an option granted to Dr. Lefebvre. The maximum grant date fair value of this award, assuming all of the performance conditions were to be achieved, was $27,927.
(5)	Ms. Loewy’s employment with us terminated in February 2014. Following the termination of her employment, we engaged Ms. Loewy as a consultant for a 1 year term.
(6)	These options were to vest and become exercisable in full immediately prior to the achievement of a performance goal relating to potential strategic transactions prior to December 31, 2013, provided that the optionee had provided continuous service to us through the date of the consummation of such strategic transactions.

Narrative Explanation of Certain Aspects of the Summary Compensation Table

The compensation paid to our named executive officers consists of the following principle components:

•	base salary;

•	performance based cash bonuses; and

•	incentive compensation in the form of stock options.

Base Salaries

In February 2013, the compensation committee of our board of directors approved an increase to the annual base salaries of Andrew Hindman and Éric Lefebvre, M.D. retroactive to January 1, 2013. There were no adjustments to Caroline Loewy’s base salary of $300,000 during the year ended December 31, 2013. As such, the base salaries of our named executive officers for 2013 compared to the year ended December 31, 2012 were as follows:

Name	2012 Base Salary ($)	2013 Base Salary ($)
Andrew Hindman	347,650	360,000
Éric Lefebvre, M.D.	325,000	335,000
Caroline Loewy	300,000	300,000

Performance-Based Cash Bonuses

Pursuant to offer letters with Andrew Hindman, Éric Lefebvre, M.D. and Caroline Loewy, each named executive officer was eligible to earn an annual incentive cash bonus based on objective or subjective criteria established by our board of directors or its compensation committee equal to a specified percentage of his or her base salary (40% with respect to Mr. Hindman, 35% with respect to Dr. Lefebvre and 25% with respect to Ms. Loewy). None of our named executive officers was awarded an annual incentive bonus for the year ended December 31, 2013.

In March 2014, our compensation committee approved the payment of a cash retention bonus to Dr. Lefebvre in the amount of $         upon the consummation of this offering.

Stock Options

We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options allow our employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant as determined by our board of directors or the compensation committee of our board of directors. Our stock options granted to newly hired employees generally vest as to 25% of the total number of option shares on the first anniversary of the award and in equal monthly installments over the following 36 months.

On February 7, 2013, our board of directors granted options to purchase shares of our common stock to Andrew Hindman and Éric Lefebvre, M.D. Caroline Loewy did not receive any equity grants during the year ended December 31, 2013. The option grants to Andrew Hindman and Éric Lefebvre, M.D. were intended to incentivize such officers to achieve our goal of consummating a strategic transaction during 2013. Such options were granted under our 2010 Stock Plan (our 2010 Plan):

Name	Number of Shares Underlying Option Grants (#)(1)	Exercise Price ($)
Andrew Hindman	1,558,849	0.19
Éric Lefebvre, M.D.	398,960	0.19

(1)	These options were to vest and become exercisable in full immediately prior to the achievement of a performance goal relating to potential strategic transactions prior to December 31, 2013 provided that the optionee had provided continuous service to us through the date of the consummation of such strategic transactions.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Andrew Hindman	4,041,326	2,020,664	(1)	$0.17	4/6/2021	(2)
Éric Lefebvre, M.D.	701,457	762,455	(3)	$0.19	2/15/2022
Caroline Loewy	589,083	1,295,983	(4)	$0.19	9/18/2022	(5)

(1)	Option was to vest over four years of continuous service following April 4, 2011, with 25% vesting upon completion of one year of service and the remainder in 36 equal monthly installments thereafter. Option terminated with respect to 1,894,372 unvested shares subject to this option on January 31, 2014 upon the termination of Mr. Hindman’s service with us.
(2)	Pursuant to Mr. Hindman’s separation agreement with us, this option is exercisable with respect to the 4,167,618 vested shares until October 31, 2014. Following such date, the option will expire to the extent not previously exercised by Mr. Hindman.
(3)	Option vests over four years of continuous service following January 3, 2012, with 25% vesting upon completion of one year of service and the remainder in 36 equal monthly installments thereafter.
(4)	Option was to vest over four years of continuous service following September 4, 2012, with 25% vesting upon completion of one year of service and the remainder in 36 equal monthly installments thereafter. Option terminated with respect to 1,217,439 unvested shares subject to this option on February 15, 2014 upon the termination of Ms. Loewy’s employment with the Company.
(5)	Pursuant to Ms. Loewy’s consultant agreement with us entered into following the termination of Ms. Loewy’s employment, this option is exercisable with respect to the 667,627 vested shares until the later of (a) two weeks following the termination of the consulting agreement and (b) June 16, 2014. Following such date, the option will expire to the extent not previously exercised by Ms. Loewy.

Severance Benefits

Andrew Hindman

In February 2014, we entered into a separation agreement and general release of all claims with Andrew Hindman in connection with the termination of his employment with us. Pursuant to such agreement and his offer letter, Mr. Hindman is entitled to receive continued payment of his base salary for six months. In addition, we agreed to reimburse Mr. Hindman for the employer portion of his and his dependents’ healthcare continuation coverage under COBRA until the earliest of (a) six months following the month of his termination, (b) the expiration of his continuation coverage under COBRA or (c) the date when he becomes eligible for substantially equivalent health insurance in connection with new employment or self-employment. Pursuant to the separation agreement, we agreed to extend the exercise period with respect to the 4,167,618 shares vested as of his termination date subject to a 2011 option grant until October 31, 2014. The remaining unvested shares subject to such option expired on his termination date. The value of his cash severance is $180,000 and the value of his COBRA premiums is an estimated $6,000.

Éric Lefebvre, M.D.

In connection with the commencement of his employment with us in January 2012, we entered into an offer letter with Éric Lefebvre, M.D. Pursuant to such letter, if Dr. Lefebvre’s employment is terminated by us without cause or he resigns for good reason, he will be entitled to receive continued payment of his base salary for six months and we will pay the same portion of his monthly healthcare continuation coverage under COBRA as we pay for active employees until the earliest of (a) six months following the date of his termination, (b) the expiration of his continuation coverage under COBRA or (c) the date when he becomes eligible for substantially equivalent health insurance in connection with new employment or self-employment. Such benefits are contingent on Dr. Lefebvre’s executing and not revoking a general release of all claims against us. Dr. Lefebvre’s current annual base salary is $346,700.

For purposes of his offer letter, cause means Dr. Lefebvre’s (a) unauthorized use or disclosure of our confidential information or trade secrets, which use or disclosure causes material harm to us, (b) material breach of any agreement between him and our Company which he fails to correct after receiving 30 days written notification, (c) material failure to comply with our written policies or rules which he fails to correct after receiving 15 days written notification, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) gross negligence or willful misconduct, (f) continuing failure to perform assigned duties which he fails to correct after receiving 15 days written notification or (g) failure to cooperate in good faith with a governmental or internal investigation of us or our directors, officers or employees, if we have requested his cooperation.

For purposes of his offer letter, Dr. Lefebvre will be deemed to resign for good reason if he resigns within 12 months after one of the following conditions has come into existence without his consent (a) a material diminution (greater than 15%) of his base salary (unless such diminution is part of a general reduction in the base salary of all of our employees), (b) a material diminution of his authority, duties or responsibilities, (c) a requirement that he relocates his primary residence more than 75 miles from his current residence or (d) any continued material breach by us of our obligations under his offer letter which we fail to correct after receiving 15 days written notification. A resignation for good reason will not be deemed to have occurred unless Dr. Lefebvre gives us written notice of the condition within 90 days after the condition comes into existence and we fail to remedy the condition within 30 days after receiving his written notice.

Consulting Agreement with Caroline Loewy

In connection with the termination of her employment with us in February 2014, we entered into a consulting agreement with Caroline Loewy. Pursuant to such agreement, we engaged Ms. Loewy as a consultant for a one-year period. We agreed to pay Ms. Loewy $500.00 per hour for services performed under the consulting agreement, not to exceed $5,000 in any given calendar month without consent from our chief executive officer or chairman of our board. In addition, we agreed to extend the exercise period with respect to the 667,627 vested shares subject to a 2012 option grant until the later of (a) two weeks following the termination of the consulting agreement and (b) June 16, 2014.

Retirement Benefits

We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. We are responsible for administrative costs of the 401(k) plan. We may, at our discretion, make matching contributions to the 401(k) plan.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees would be eligible generally. We do not provide our named executive officers with perquisites or other personal benefits.

Offer Letter with Our Current Chief Executive Officer

In February 2014, we entered into a consulting agreement with Laurent Fischer, M.D. pursuant to which we agreed to pay him $192,500 per year, payable in accordance with our standard payroll schedule. This consultant agreement was superseded by the offer letter entered into between Dr. Fischer and us in connection with the commencement of his employment as our Chief Executive Officer in March 2014 described below.

In March 2014, we entered into an offer letter with Dr. Fischer in connection with his appointment as our chief executive officer and chairman of our board of directors. Dr. Fischer’s offer letter provides that he is an “at-will” employee and his employment may be terminated at any time by us or Dr. Fischer. Under the offer letter, Dr. Fischer’s initial base salary was $385,000 per year, and Dr. Fischer was initially eligible to receive an annual cash incentive bonus based on objective or subjective criteria established by our board of directors or its compensation committee equal to 40% of his base salary, which amount shall not be prorated for 2014. Our board of directors or compensation committee adjusts Dr. Fischer’s salary and bonus potential from time to time. Pursuant to the offer letter agreement, Dr. Fischer received an option to purchase up to 10,841,815 shares of common stock in April 2014, which vests as to 25% of the shares subject to the option after 12 months of Dr. Fischer’s continuous service and as to the remaining shares in equal monthly installments over the next 36 months of his continuous service. The option will be subject to full acceleration upon a change in control of the company. Dr. Fischer’s offer letter also provides that Dr. Fischer is eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans and that his employee benefits will be commensurate with benefits paid to our other senior executives.

If we terminate Dr. Fischer’s employment without cause (as defined in the agreement) or Dr. Fischer terminates his employment for good reason (as defined in the agreement), he will be entitled to receive continued payment of his base salary for nine months and we will pay the same portion of his monthly healthcare continuation coverage under COBRA as we pay for active employees until the earliest of (a) six months following the date of his termination, (b) the expiration of his continuation coverage under COBRA or (c) the date when he becomes eligible for substantially equivalent health insurance in connection with new employment or self-employment. However, in the event that we terminate Dr. Fischer’s employment without cause or Dr. Fischer terminates his employment for good reason following a change in control of our Company, we will make a lump sum payment to Dr. Fischer equal to one year of his then effective base salary in lieu of the nine months of salary continuation. Such benefits are contingent on Dr. Fischer’s executing and not revoking a general release of all claims against us.

Offer Letter with Our Current Chief Financial Officer

In March 2014, we entered into an offer letter with Christopher Peetz in connection with his appointment as our chief financial officer. Mr. Peetz’s offer letter provides that he is an “at-will” employee and his employment may be terminated at any time by us or Mr. Peetz. Under the offer letter, Mr. Peetz’s initial base salary was $265,000 per year, and Mr. Peetz was initially eligible to receive an annual cash incentive bonus based on objective or subjective criteria established by our board of directors or its compensation committee equal to 25% of his base salary, which amount shall be prorated for 2014. Our board of directors or compensation committee adjusts Mr. Peetz’s salary and bonus potential from time to time. Pursuant to the offer letter, Mr. Peetz received an option to purchase up to 1,843,108 shares of common stock in April 2014, which vests as to 25% of the shares subject to the option after 12 months of Mr. Peetz’s continuous service and as to the remaining shares in equal monthly installments over the next 36 months of his continuous service. The option will be subject to full acceleration upon a change in control of the company. Mr. Peetz’s offer letter also provides that Mr. Peetz is eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans and that his employee benefits will be commensurate with benefits paid to our other senior executives.

If we terminate Mr. Peetz’s employment without cause (as defined in the agreement) or Mr. Peetz terminates his employment for good reason (as defined in the agreement), he will be entitled to receive continued payment of his base salary for six months and we will pay the same portion of his monthly healthcare continuation coverage under COBRA as we pay for active employees until the earliest of (a) six months following the date of his termination, (b) the expiration of his continuation coverage under COBRA or (c) the date when he becomes eligible for substantially equivalent health insurance in connection with new employment or self-employment. However, in the event that we terminate Mr. Peetz’s employment without cause or Mr. Peetz terminates his employment for good reason following a change in control of our Company, we will make a lump sum payment to Mr. Peetz equal to one year of his then effective base salary in lieu of the six months of salary continuation. Such benefits are contingent on Mr. Peetz executing and not revoking a general release of all claims against us.

Equity Plans

2014 Equity Incentive Plan

Our board of directors plan to adopt our 2014 Equity Incentive Plan (the 2014 Plan), and we expect our stockholders to approve the 2014 Plan prior to the completion of this offering. The 2014 Plan became effective immediately on adoption although no awards may be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2014 Plan will replace our 2010 Plan (described below), and no further grants will be made under such plan following this offering. However, options outstanding under the 2010 Plan and our 2007 Plan (as described below) will continue to be governed by their existing terms.

Share Reserve.    The number of shares of our common stock initially available for issuance under our 2014 Plan will equal              shares. The number of shares reserved for issuance under the 2014 Plan will be increased automatically on January 1 of each year during the term of the plan, starting with 2015, by a number equal to the smallest of:

•	shares;

•	% of the shares of common stock outstanding on December 31 of the prior year; or

•	a number of shares determined by our board of directors.

In general, if awards under the 2014 Plan are forfeited, terminate, expire or lapse without the issuance of shares, if we repurchase shares issued under the 2014 Plan, if shares are applied to pay the exercise or purchase price of an award or are withheld to satisfy tax obligations with respect to any award, then such shares will again become available for awards. All share numbers described in this summary of the 2014 Plan will automatically adjust in the event of a stock split, a stock dividend, or a reverse stock split.

Administration.    Our compensation committee will administer the 2014 Plan. The committee has complete discretion to make all decisions relating to the 2014 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards.

Eligibility.    Employees, non-employee directors and consultants will be eligible to participate in our 2014 Plan.

Types of Award.    Our 2014 Plan provides for the following types of awards:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	direct award or sale of shares of our common stock;

•	stock units; and

•	performance cash awards.

Options and Stock Appreciation Rights.    The exercise price for options granted under the 2014 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or, with the consent of the compensation committee and as set forth in the applicable agreement:

•	with shares of common stock that are already owned;

•	by an immediate sale of the shares acquired through a broker approved by us;

•	through a net exercise procedure;

•	through tender of a promissory note; or

•	by other methods permitted by applicable law.

A participant who exercises a stock appreciation right will receive the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock or a combination of both.

Options and stock appreciation rights will vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also will expire at the time determined by the compensation committee but in no event more than 10 years after they are granted. These awards generally will expire earlier if the participant’s service terminates earlier. No participant may be granted stock options and stock appreciation rights covering more than             shares during any single fiscal year, other than to a new employee in the fiscal year in which service commences.

Restricted Shares and Stock Units.    Restricted shares and stock units may be awarded under the 2014 Plan in return for any lawful consideration (and as set forth in the applicable award agreement), and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may be granted awards of restricted shares and stock units covering more than             shares during any single fiscal year, other than to a new employee in the fiscal year in which service commences. This annual limit is in addition to any stock options and stock appreciation rights the participant may receive during a fiscal year. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Performance Cash Awards.    Performance cash awards may be granted under the 2014 Plan that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Code, if the award is approved by our compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period. No participant may be paid more than $             million in cash in any fiscal year pursuant to a performance cash award granted under the 2014 Plan.

Performance goals for the grant or vesting of awards under the 2014 Plan may include earnings (before or after taxes); earnings per share; earnings before interest, taxes, depreciation and amortization; total stockholder return; stockholders equity or return on equity or average stockholders’ equity; return on assets, investment or capital employed; operating income; gross margin; operating margin; net operating income (before or after taxes); return on operating revenue; specified levels or changes in sales or revenue; expense or cost reduction; working capital; economic value added; market share; cash flow; operating cash flow; cash flow per share; share price; debt reduction; customer satisfaction; contract awards or backlog; or other objective corporate or individual strategic or individual performance goals. To the extent a performance award is not intended to comply with Section 162(m) of the Code, the compensation committee may select other measures of performance.

Corporate Transactions.    In the event we are a party to a merger, consolidation or a change in control transaction, outstanding awards granted under the 2014 Plan, and all shares acquired under the 2014 Plan, will be subject to the terms of the definitive transaction agreement or, if there is no such agreement, as determined by our compensation committee. Unless an award agreement provides otherwise, such treatment shall include without limitation any of the following with respect to each outstanding award:

•	the continuation, assumption or substitution of an award by us or the surviving entity or its parent;

•	the cancellation of options and stock appreciation rights without payment of any consideration;

•

the cancellation of the awards in exchange for a payment equal to the product of the number of shares subject to the award multiplied by the excess, if any, of the per stock value of property that a holder of our common stock receives in the transaction over (if applicable) the exercise price of such award. Such payments may be subject to vesting based on a participant’s continued service; or

•	the assignment of any repurchase, forfeiture or reacquisition rights in favor of us to the surviving entity or its parent.

The compensation committee will have the discretion to provide that an award granted under the 2014 Plan will vest on an accelerated basis if a change in control of our company occurs or if the participant is subject to an involuntary termination, either at the time such award is granted or afterward.

A change in control includes:

•	our merger or consolidation with or into another entity after which our stockholders own 50% or less of the voting power of the stock of the surviving entity or its parent;

•	a sale or other disposition of all or substantially all of our assets; or

•	an acquisition of more than 50% of our outstanding voting stock by any person or group.

The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

Changes in Capitalization.    In the event that there is a change in the capital structure of our common stock, such as a stock split, reverse stock split, or dividend paid in common stock, proportionate adjustments will automatically be made to the kind and maximum number of shares:

•	reserved for issuance under the 2014 Plan;

•	by which the share reserve may increase automatically each year;

•	subject to stock awards that can be granted to a participant in a year (as established under the 2014 Plan pursuant to Section 162(m) of the Code);

•	that may be issued upon the exercise of incentive stock options; and

•

covered by each outstanding option, stock appreciation right and stock unit, the exercise price applicable to each outstanding option and stock appreciation right, and the repurchase price, if any, applicable to restricted shares.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it deems appropriate, in its sole discretion, to one or more of the foregoing.

Amendments or Termination.    Our board of directors may amend or terminate the 2014 Plan at any time and for any or no reason. If our board of directors amends the 2014 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law or exchange listing requirements. The 2014 Plan will continue in effect for 10 years, unless our board of directors decides to terminate the plan earlier or unless our board of directors and stockholders later approve an extension of this term.

2010 Stock Plan

Our 2010 Stock Plan, or the 2010 Plan, was adopted by our board of directors in February 2010 and approved by our stockholders in March 2010. No further awards will be made under our 2010 Plan following this offering. However, awards outstanding under our 2010 Plan following this offering will continue to be governed by their existing terms.

Share Reserve.    22,655,538 shares of our common stock have been reserved for issuance under the 2010 Plan. As of March 31, 2014, options to purchase 10,264,779 shares of our common stock were outstanding under the 2010 Plan.

Administration.    The compensation committee of our board of directors administers the 2010 Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility.    Employees, non-employee directors and consultants are eligible to participate in our 2010 Plan.

Types of Awards.    The 2010 Plan provides for the following types of awards granted with respect to shares of our common stock:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct award or sale of shares of our common stock, including restricted shares.

Payment.    The exercise price for options granted under the 2010 Plan is determined by our board of directors or the compensation committee, but may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	a promissory note;

•	an immediate sale of the option shares through a broker approved by us, if the shares of our common stock are publicly traded; or

•	any other form permitted by the Delaware General Corporation Law, as amended.

Shares may be awarded under the 2010 Plan in consideration of services rendered to us prior to the award.

Changes in Capitalization.    In the event that there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split or reverse stock split, proportionate adjustments will automatically be made to (i) the number of shares reserved for issuance under the 2010 Plan, (ii) the number of shares that may be issued upon the exercise of incentive stock options, (iii) the number of shares covered by each outstanding option and (iv) the exercise price applicable to each outstanding option. In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the board of directors may make such adjustments as it deems appropriate in the number of shares reserved for issuance under the 2010 Plan, the number of shares covered by each outstanding option or the exercise price applicable to each outstanding option, in its sole discretion.

Corporate Transactions.    In the event that we are a party to a merger or consolidation, all outstanding options will be governed by the terms of the definitive transaction agreement, which need not treat all outstanding options in an identical manner. Unless an individual stock agreement provides otherwise, such definitive agreement, without the optionees’ consent, shall provide for one or more of the following with respect to options that are exercisable as of the effective date of such merger or consolidation:

•	the continuation, assumption or substitution of an option by a surviving entity or its parent;

•	the cancellation of the unvested portion of an option without payment of any consideration;

•

the cancellation of the option in exchange for a payment equal to the excess, if any, of the value that the holder of each share of common stock receives in the transaction over the per share exercise price of the option; or

•	the cancellation of the outstanding options.

Amendments or Termination.    Our board of directors may, at any time and for any reason, amend or terminate the 2010 Plan. If our board of directors amends the plan, it does not need stockholder approval of the amendment unless the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. The 2010 Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan or the date when our board of directors most recently approved an increase in the number of shares reserved thereunder which was also approved by our stockholders.

2007 Plan

Our 2007 Stock Plan, or the 2007 Plan, was adopted by our board of directors and approved by our stockholders in August 2007. No further awards have been made under our 2007 Plan since the adoption of our 2010 Plan, and no further awards will be made under our 2007 Plan following this offering. However, awards outstanding under our 2007 Plan following this offering will continue to be governed by their existing terms.

Share Reserve.    As of March 31, 2014, options to purchase 335,000 shares of our common stock were outstanding under the 2007 Plan.

Administration.    The compensation committee of our board of directors administers the 2007 Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility.    Employees, non-employee directors and consultants are eligible to participate in our 2007 Plan.

Types of Awards.    Our 2007 Plan provides for the following types of awards granted with respect to shares of our common stock:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct award or sale of shares of our common stock, including restricted shares.

Payment.    The exercise price for options granted under the 2007 Plan is determined by our board of directors or the compensation committee, but, other than in the case of nonstatutory options, may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price by using any combination of:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	a promissory note;

•	cancellation of indebtedness;

•	an immediate sale of the option shares through a broker approved by us, if the shares of our common stock are publicly traded.

Changes in Capitalization.    In the event that there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our common stock, proportionate adjustments will be made by our compensation committee to (i) the number of shares covered by each outstanding option and (ii) the exercise price applicable to each outstanding option. In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock or cash, the compensation committee may make such adjustments as it deems appropriate, in its discretion.

Corporate Transactions.    In the event that of a corporate transaction, each outstanding option under the 2007 Plan shall be assumed or an equivalent option or right shall be substituted by such successor corporate or a parent or subsidiary of such successor corporation, unless the successor does not agree to assume the award or to substitute an equivalent option or right, in which case such option shall terminate upon consummation of the transaction. For purposes of the 2007 Plan, a corporate transaction includes the sale of all or substantially all of our assets, or a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, or the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of our then outstanding capital stock

Amendments or Termination.    Our board of directors may, at any time and for any reason, amend or terminate the 2007 Plan unless such action materially and adversely affect options previously granted.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and named executive officers discussed above under “Management–Director Compensation” and “Executive Compensation,” the following is a description of transactions since January 1, 2011, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with or immediate family members of any of the foregoing, had or will have a direct or indirect material interest.

Sales of Convertible Preferred Stock

The following table summarizes purchases of our convertible preferred stock since January 1, 2011 by holders of more than 5% of our capital stock and their affiliated entities.

Purchaser	Affiliated Tobira Director	Shares of Preferred Stock(1)		Aggregate Purchase Price ($)
		Series	Number of Shares
Novo A/S	Jack Nielsen(2)	Series B	9,105,809	$4,999,999
Canaan VII L.P.	—	Series B	616,845	$338,709
Domain Partners VII, L.P.	Eckard Webber	Series B	7,884,508	$4,329,383
DP VII Associate, L.P.	Eckard Webber	Series B	134,480	$73,842
Frazier Healthcare V, L.P.	Patrick Heron	Series B	6,168,452	$3,387,096
Montreux Equity Partners IV, LP	Daniel K. Turner III(3)	Series B	4,317,916	$2,370,967

Total			28,228,010	$15,499,996

(1)	Each share of Series B preferred stock will convert into one share of common stock immediately prior to the closing of this offering.
(2)	Mr. Nielsen resigned as a director in May 2014.
(3)	Mr. Turner resigned as a director in April 2014.

Investors’ Rights Agreement

In connection with the sale of our Series B preferred stock, we entered into an amended and restated investors’ rights agreement with the holders of all of our outstanding shares of convertible preferred stock. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock and a right of first offer with respect to future issuances of the Company’s securities. This agreement will terminate pursuant to its terms upon the consummation of this offering. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

In connection with the sale of our Series B preferred stock we, along with certain holders of our common stock and holders of all of our outstanding shares of preferred stock, entered into an amended and restated voting agreement. Under the terms of the voting agreement, the parties have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including Domain Partners VII, L.P., which designated Eckard Weber, M.D., Frazier Healthcare V, L.P., which designated Patrick Heron, Montreaux Equity Partners IV, LP, which seat is currently vacant and Novo A/S, which designated Jack Nielsen. In addition, the parties to the voting agreement have agreed to vote their shares so as to elect to our board of directors our Chief Executive Officer, who is currently Laurent Fischer, M.D., and up to three at-large directors designated by the holders of a majority of the outstanding convertible preferred stock, who are currently Carol Brosgart, M.D. and Craig S. Gibbs The voting agreement will terminate immediately prior to the completion of this offering.

Right of First Refusal and Co-Sale Agreement

In connection with sale of Series B preferred stock, along with certain holders of our common stock and holders of all of our outstanding shares of preferred stock, we entered into an amended and restated right of first refusal and co-sale agreement. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock and common stock issuable upon conversion of the shares of convertible preferred stock held by the parties thereto. The right of first refusal and co-sale agreement will terminate immediately prior to the completion of this offering.

Convertible Notes

The following table summarizes issuances of convertible notes to existing securityholders and their affiliated entities since January 1, 2011. The notes accrue interest at a rate of 8% per annum compounded annually. In connection this offering, the notes provide that, unless earlier converted into shares of our capital stock pursuant to their terms, the principal and accrued and unpaid interest due on each note will, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full prior to closing or converted into shares of Series B preferred stock at a price per share of $0.5491. The notes will convert into shares of Series B preferred stock immediately prior to and contingent upon the completion of this offering.

Holder	Issue Date	Principal Balance of Convertible Note	Number of Shares of Common Stock to be Received Upon Conversion(1)
Novo A/S	July 30, 2012	$1,812,236	3,752,585
Canaan VII L.P.	July 30, 2012	$257,913	534,059
Domain Partners VII, L.P.	July 30, 2012	$3,422,631	7,087,220
DP VII Associate, L.P.	July 30, 2012	$58,377	120,881
Montreux Equity Partners IV, LP	July 30, 2012	$1,805,393	3,738,416
Frazier Healthcare V, L.P.	July 30, 2012	$2,643,201	5,473,258

Subtotal		$9,999,751	20,706,419

Novo A/S	January 22, 2013	$1,268,565	2,531,115
Canaan VII L.P.	January 22, 2013	$180,539	360,222
Domain Partners VII, L.P.	January 22, 2013	$2,395,842	4,780,323
DP VII Associate, L.P.	January 22, 2013	$40,864	81,534
Montreux Equity Partners IV, LP	January 22, 2013	$1,263,775	2,521,558
Frazier Healthcare V, L.P.	January 22, 2013	$1,850,240	3,691,708

Subtotal		$6,999,825	13,966,460

Novo A/S	October 29, 2013	$906,118	1,705,524
Canaan VII L.P.	October 29, 2013	$128,957	242,726
Domain Partners VII, L.P.	October 29, 2013	$1,711,315	3,221,094
DP VII Associate, L.P.	October 29, 2013	$29,189	54,939
Montreux Equity Partners V, LP	October 29, 2013	$902,696	1,699,085
Frazier Healthcare V, L.P.	October 29, 2013	$1,321,600	2,487,559

Subtotal		$4,999,875	9,401,927

Novo A/S	March 18, 2014	$1,449,789	2,647,823
Canaan VII L.P.	March 18, 2014	$206,330	376,832
Domain Partners VII, L.P.	March 18, 2014	$2,784,807	5,086,034
Montreux Equity Partners IV, LP	March 18, 2014	$1,444,314	2,637,824
Frazier Healthcare V, L.P.	March 18, 2014	$2,114,561	3,861,929

Subtotal		$7,999,801	14,610,442

Total		$29,999,252	58,694,248

(1)	Reflects the conversion of all the convertible notes into Series B preferred stock, and the subsequent conversion of such preferred shares into shares of common stock immediately prior to the completion of this offering.

Warrants Issued in Connection with Convertible Notes

The following table summarizes issuances of warrants to holders of more than 5% of our capital stock and their affiliated entities since January 1, 2011. The warrants were issued to investors in connection with the issuance of convertible notes set forth in the above table and are exercisable for shares of our capital stock pursuant to their terms. The warrants provide that in connection with a public offering of our securities the warrants shall become exercisable for shares of Series B preferred stock at an exercise price of $0.5491 per share assuming no anti-dilution adjustments to the Series B preferred stock prior to closing. We have entered into an agreement with each of the warrant holders whereby they will net exercise the warrants effective and contingent upon the completion of this offering.

Holder	Issue Date	Shares of Series B Preferred Stock
Novo A/S	July 30, 2012	825,093
Canaan VII L.P.	July 30, 2012	117,425
Domain Partners VII, L.P.	July 30, 2012	1,558,291
DP VII Associate, L.P.	July 30, 2012	26,578
Montreux Equity Partners IV, LP	July 30, 2012	821,978
Frazier Healthcare V, L.P.	July 30, 2012	1,203,424

Novo A/S	January 22, 2013	577,565
Canaan VII L.P.	January 22, 2013	82,197
Domain Partners VII, L.P.	January 22, 2013	1,090,803
DP VII Associate, L.P.	January 22, 2013	18,604
Montreux Equity Partners IV, LP	January 22, 2013	575,384
Frazier Healthcare V, L.P.	January 22, 2013	842,396

Novo A/S	October 29, 2013	412,546
Canaan VII L.P.	October 29, 2013	58,712
Domain Partners VII, L.P.	October 29, 2013	779,145
DP VII Associate, L.P.	October 29, 2013	13,289
Montreux Equity Partners V, LP	October 29, 2013	410,989
Frazier Healthcare V, L.P.	October 29, 2013	601,712

Novo A/S	March 18, 2014	660,075
Canaan VII L.P.	March 18, 2014	93,940
Domain Partners VII, L.P.	March 18, 2014	1,267,895
Montreux Equity Partners IV, LP	March 18, 2014	657,582
Frazier Healthcare V, L.P.	March 18, 2014	962,739

Warrants Issued to Square 1 Bank

In connection with our term loan, in November 2011, we issued Square 1 Bank a warrant to purchase 218,539 shares of Series B preferred stock with an exercise price of $0.5491 per share. This warrant is immediately exercisable and expires in November 2018.

Indemnification Agreements

Prior to the consummation of this offering, we expect to enter into separate indemnification agreements with our directors and executive officers. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses, judgments, fines and settlement amounts, among others, incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer in any capacity with respect to any employee benefit plan or as a director, partner, trustee or agent of another entity at our request. We believe that these our indemnification agreements, along with the provisions of our amended and restated certificate of incorporation and amended and restated bylaws will be necessary to attract and retain qualified persons as directors and executive officers.

Employment Agreements

We have entered into offer letters with certain of our executive officers. For more information regarding these agreements, see the section of this prospectus entitled “Executive Compensation.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Management—Director Compensation” and “Executive Compensation.”

Related Party Transaction Policy

We intend to adopt a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

Although we have not had a written policy for the review and approval of transactions with related persons prior to 2014, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to the company and in the best interests of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the number of shares of common stock beneficially owned on March 31, 2014, and immediately following consummation of this offering, by:

•	each person who is known by us to beneficially own 5% or more of our common stock;

•	each of our named executive officers and directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 178,362,241 shares of common stock outstanding at March 31, 2014 and assumes (i) the conversion of all outstanding shares of convertible preferred stock, (ii) the conversion of all principal and accrued and unpaid interest through March 31, 2014 on our outstanding convertible notes and (iii) the cash exercise of outstanding warrants issued to our existing investors. For purposes of the column entitled “Shares Beneficially Owned After Offering,” we have assumed that              shares of common stock will be issued and outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Except as otherwise set forth below, the address of each beneficial owner is c/o Tobira Therapeutics, Inc. 701 Gateway Blvd. Suite 200, South San Francisco, California 94080.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percentage	Number	Percentage
5% or Greater Stockholders
Novo A/S	31,323,945	(1)	17.6%
Tuborg Havnevej 19 DK-2900 Hellerup Denmark
Funds affiliated with Domain	59,548,690	(2)	33.4%
Associates, L.L.C.
One Palmer Square Princeton, NJ 08542
Frazier Healthcare V, L.P.	45,043,089	(3)	25.3%
601 Union, Two Union Square Suite 3200 Seattle, WA 98101
Canaan VII L.P.	4,457,947	(4)	2.5%
c/o Canaan Partners 285 Riverside Avenue Suite 250 Westport, CT 06880
Funds affiliated with Montreux Equity Partners	31,205,668	(5)	17.5%
One Ferry Building, Suite 255 San Francisco, CA 94111

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percentage	Number	Percentage
Executive Officers and Directors
Laurent Fischer, M.D.	1,329,698	(6)	*
Éric Lefebvre, M.D.	853,951	(7)	*
Christopher Peetz	—		—
Helen Jenkins	375,088	(8)	*
Andrew Hindman	4,167,618	(9)	2.3%
Caroline Loewy	667,627	(10)	*
Carol L. Brosgart, M.D.	160,000	(11)	*
Jeffrey H. Cooper	—		—
Craig S. Gibbs	—		—
Patrick Heron	45,123,089	(12)	25.3%
Gwen A. Melincoff	—		—
Graeme J. Moyle	—		—
Eckard Weber, M.D.	4,580,000	(13)	2.6%
All current executive officers and directors as a group (11 persons)(14)	52,421,826	(14)	28.9%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Consists of 10,637,047 shares issuable upon conversion of outstanding convertible notes and warrants to purchase up to 2,475,279 shares. Novo A/S is a Danish limited liability company. The board of directors of Novo A/S (the “Novo Board”), which is currently comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared investment and voting control over our securities held by Novo A/S and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in our securities. The address of Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(2)	Includes 668,187 shares held by Domain Associates, L.L.C., 552,244 shares held by DP VII Associates, L.P. and 32,377,935 shares held by Domain Partners VII, L.P. Includes 257,354 shares issuable to DP VII Associates, L.P. and 20,174,671 shares issuable to Domain Partners VII, L.P. upon conversion of outstanding convertible notes and warrants issued to DP VII Associates, L.P. to purchase up to 71,278 shares and to Domain Partners VII, L.P. to purchase up to 5,447,021 shares. With regard to the shares beneficially owned by Domain Partners VII, L.P. and DP VII Associates, L.P., the managing members of One Palmer Square Associates VII, L.L.C., the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P., share voting and investment power with respect to these shares. The managing members of One Palmer Square Associates VII, L.L.C. are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Nicole Vitullo and Brian K. Halak. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. With regard to the shares beneficially owned by Domain Associates, L.L.C., the managing members of Domain Associates, L.L.C. share voting and investment power with respect to these shares. The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Nicole Vitullo, Brian K. Halak and Kim P. Kamdar. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. Dr. Weber, a member of our board of directors, is an employee of Domain Associates, L.L.C. and a member of One Palmer Square Associates VII, L.L.C. Dr. Weber has no voting or investment power with respect to the shares held by Domain Associates, L.L.C., DP VII Associates, L.P. and Domain Partners VII, L.P.
(3)	Includes 15,514,454 shares issuable upon conversion of outstanding convertible notes and warrants to purchase up to 4,197,728 shares. The general partner of Frazier Healthcare V, L.P. is a limited partnership, the general partner of which is FHM V, LLC. The members of FHM V, LLC are Dr. Nathan Every, Alan Frazier, Nader Naini, Patrick Heron, a member of our board of directors, and Dr. James Topper. These individuals share voting and investment power over the shares held by Frazier Healthcare V, L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

(4)	Consists of 1,513,839 shares issuable upon conversion of outstanding convertible notes and cash exercise of warrants to purchase up to 411,020 shares held directly by Canaan VII L.P. Canaan Partners VII LLC is the general partner of Canaan VII L.P., and may be deemed to have sole voting, investment and dispositive power over the shares held by Canaan VII L.P. The managers of Canaan Partners VII LLC are Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Wende S. Hutton, Maha Ibrahim, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo and Eric A. Young. Investment and voting decisions with respect to the shares held by Canaan VII L.P. are made by the managers of Canaan Partners VII LLC collectively. No stockholder, partner, director, officer, manager, member or employee of Canaan Partners VII LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan VII L.P. The address for Canaan VII L.P. is c/o Canaan Partners, 285 Riverside Avenue; Suite 250, Connecticut 06880.
(5)	Includes 684,839 shares held by Montreux IV Associates, L.L.C. and 17,046,793 shares held by Montreux Equity Partners IV, L.P. Also includes (i) 8,897,798 shares issuable upon conversion of outstanding convertible notes and 2,466,164 shares issuable upon cash exercise of warrants held by Montreux Equity Partners IV, L.P. and (ii) 1,699,085 shares issuable upon conversion of outstanding convertible notes and 410,989 shares issuable upon cash exercise of warrants held by Montreux Equity Partners V, L.P. John J. Savarese, M.D., Daniel K. Turner III, who resigned as a member of our board of directors in April 2014, and Howard D. Palefsky are the managers of Montreux Equity Management IV, L.L.C., the sole general partner of each of Montreux Equity Partners IV, L.P. and Montreux IV Associates IV, L.L.C. and may be deemed to share voting and investment power over the shares held by each of Montreux Equity Partners IV, L.P. and Montreux IV Associates, L.L.C. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. Daniel K. Turner III is the manager of Montreux Equity Management V, L.L.C., the sole general partner of Montreux Equity Partners V, L.P. and may be deemed to have voting and investment power over the shares held by Montreux Equity Partners V, L.P. Mr. Turner disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.
(6)	Includes options to purchase 1,329,698 shares of common stock that may be exercised within 60 days of March 31, 2014.
(7)	Includes options to purchase 853,951 shares of common stock that may be exercised within 60 days of March 31, 2014.
(8)	Includes options to purchase 375,088 shares of common stock that may be exercised within 60 days of March 31, 2014.
(9)	Includes options to purchase 4,167,618 shares of common stock that may be exercised within 60 days of March 31, 2014.
(10)	Includes options to purchase 667,627 shares of common stock that may be exercised within 60 days of March 31, 2014.
(11)	Includes options to purchase 160,000 shares of common stock that may be exercised within 60 days of March 31, 2014.
(12)	Includes securities beneficially owned by Frazier Healthcare V, L.P. as set forth in footnote 3 above, for which Mr. Heron may be deemed to share voting and investment power. Mr. Heron disclaims beneficial ownership of the securities held by Frazier Healthcare V, L.P. except to the extent of his pecuniary interest therein, if any. Includes options to purchase 80,000 shares of common stock that may be exercised within 60 days of March 31, 2014.
(13)	Includes 4,500,000 shares of common stock held by Eckard Weber Living Trust UTA dated November 20, 2007 of which Dr. Weber is the trustee and options held by Dr. Weber to purchase 80,000 shares of common stock that may be exercised within 60 days of March 31, 2014.
(14)	Includes options to purchase 2,878,737 shares of common stock that may be exercised within 60 days of March 31, 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Upon the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.0001 per share, of which:

•	shares will be designated as common stock; and

•	shares will be designated as preferred stock.

As of March 31, 2014, we had outstanding 104,188,514 shares of common stock held of record by 21 stockholders, assuming the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering. Upon completion of this offering, no shares of preferred stock will be outstanding.

Common Stock

Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. We have not provided for cumulative voting in the election of directors. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to                  shares of preferred stock in one or more series, and to establish the number of shares to be included in each series and fix the powers, preferences and rights of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Options

As of March 31, 2014, options to purchase 10,599,779 shares of our common stock were outstanding under our 2007 stock plan and 2010 stock plan, collectively, of which 8,913,131 were vested and 1,686,648 of which were unvested as of that date.

Convertible Notes

In July 2012, January 2013, October 2013 and March 2014, we issued convertible notes to the holders and in the amounts set forth on the table in the section entitled “Related Party Transactions — Convertible Notes.” The notes accrue interest at a rate of 8% per annum compounded annually. In connection with this offering, the notes provide that the principal and accrued interest due on each note will, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full or converted into shares of Series B convertible preferred stock at a price per share of $0.5491 prior to closing. All convertible notes will be converted ultimately into shares of common stock in connection with the completion of this offering.

Warrants

In July 2012, January 2013, October 2013 and March 2014, we issued warrants to the holders and in the amounts set forth on the table in the section entitled “Related Party Transactions — Warrants”. The warrants were issued to investors in connection with the issuance of convertible notes and are exercisable for shares of Series B preferred stock pursuant to their terms. The warrants provide that in connection with this offering, the warrants will become exercisable for shares of Series B convertible preferred stock at an exercise price of $0.5491 per share prior to closing. We have entered into an agreement with each of the warrant holders whereby they will net exercise the warrants effective and contingent upon the completion of this offering.

In November 2011, in connection with the closing of a debt facility, we issued a warrant to Square 1 Bank, which warrant was immediately exercisable for an aggregate of 218,539 shares of our Series B convertible preferred stock, at an exercise price of $0.5491 per share. This warrant will expire in November 2018.

Registration Rights

After the completion of this offering, holders of              shares of our common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following this offering.

Anti-takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering will include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, our chairman of the board, or our chief executive officer;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021 and its telephone number is (800) 662-7232.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “TBRA”.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the market price for our common stock to fall or impair our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2014, upon the completion of this offering and after giving effect to the Transactions, a total of              shares of common stock will be outstanding. Of these shares, all shares of common stock sold in this offering, and any shares sold upon exercise of the underwriters’ option, will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933, unless these shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from, or are not subject to, registration under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not deemed to be our affiliate and has not been our affiliate at any time during the three months preceding a sale will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to manner of sale, volume limitations or notice provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person, including the holding period of any prior owner other than one of our affiliates, for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

In connection with this offering, we and our executive officers, directors and substantially all of our stockholders immediately prior to this offering have agreed, subject to certain exceptions, not to engage in sales or dispositions of, or other transactions relating to, our common stock or securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock. These “lock-up” restrictions end 180 days after the date of this prospectus. However, BMO Capital Markets Corp. and JMP Securities LLC may permit persons who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Registration Rights

After this offering, the holders of             shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

Stock Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or any other corporation treated as such;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies; tax-exempt organizations; financial institutions; brokers or dealers in securities; “controlled foreign corporations”; “passive foreign investment companies”; real estate investment trusts or regulated investment companies; non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment; certain U.S. expatriates; persons deemed to sell our common stock under the constructive sale provisions of the Code; persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and tax-qualified retirement plans).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of common stock will be subject to U.S. withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Common Stock.”

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below on FATCA and backup withholding, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, and the non-U.S. holder has held, at any time during said period, more than 5% of the class of our stock being sold.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain.

An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses provided the non-U.S. holder timely files U.S. federal income tax returns with respect to such losses.

We believe that we are not and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under recently issued final Treasury Regulations and subsequent IRS guidance, this withholding will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. holder sells its shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. BMO Capital Markets Corp. and JMP Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
BMO Capital Markets Corp.
JMP Securities LLC
Oppenheimer & Co.
Nomura Securities International, Inc..

Total:

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until that option is exercised.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above, and the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and the selling concession may be changed by the underwriters. Certain of the underwriters may sell shares to the public through one or more of their affiliates as selling agents.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $        , all of which will be paid by us. We have agreed to reimburse the underwriters for all expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

We and our officers and directors and the holders of substantially all of our capital stock have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, offer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of BMO Capital Markets Corp. and JMP Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “TBRA.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We have agreed to indemnify the several underwriters and their control persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Tobira Therapeutics, Inc. as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013 and the period from September 11, 2006 (inception) to December 31,2013, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to Notes to Financial Statements) appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

TOBIRA THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm

Tobira Therapeutics, Inc.

The Board of Directors and Stockholders

We have audited the accompanying balance sheets of Tobira Therapeutics, Inc. (a development stage company) as of December 31, 2012 and 2013, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended and for the period from September 11, 2006 (inception) to December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tobira Therapeutics, Inc. at December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended and for the period from September 11, 2006 (inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring net losses, a working capital deficit and a net capital deficiency at December 31, 2013, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Redwood City, California

May 5, 2014

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Balance Sheets

(In thousands, except share and per share data)

	December 31,		March 31,	Pro Forma Stockholders’ Equity March 31,
	2012	2013	2014	2014
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,940	$4,088	$9,773
Prepaid expenses and other current assets	515	121	171

Total current assets	11,455	4,209	9,944
Property and equipment, net	36	19	27
Restricted cash	50	50	50
Deposits and other assets	6	—	449

Total assets	$11,547	$4,278	$10,470

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,798	$875	$1,094
Accrued expenses and other liabilities	2,300	2,270	3,640	1,392
Stock award liability	—	—	399
Term loan	3,804	1,820	1,324
Convertible notes, related party	8,205	20,553	28,442	—

Total current liabilities	16,107	25,518	34,899
Preferred stock warrant liabilities	2,475	2,773	2,669	37

Total liabilities	18,582	28,291	37,568

Commitments and contingencies

Series A, noncumulative convertible preferred stock, $0.0001 par value; 27,542,369 shares authorized at December 31, 2012, 2013, and March 31, 2014 (unaudited); 26,271,182 issued and outstanding at December 31, 2012, 2013, and March 31, 2014 (unaudited); liquidation value of $31,000 at December 31, 2012, 2013, and March 31, 2014 (unaudited); and no shares authorized or outstanding pro forma at March 31, 2014 (unaudited)	30,908	30,908	30,908	—
Series B, noncumulative convertible preferred stock, $0.0001 par value; 77,121,121, 114,557,631, and 135,557,631 shares authorized at December 31, 2012, 2013, and March 31, 2014 (unaudited), respectively; 56,819,845 issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); liquidation value of $54,600 at December 31, 2012, 2013, and March 31, 2014 (unaudited): and no shares authorized or outstanding pro forma at March 31, 2014 (unaudited)	31,074	31,074	31,074	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 138,211,620, 202,317,000, and 223,317,000 shares authorized at December 31, 2012, 2013, and March 31, 2014 (unaudited), respectively; 7,078,714 shares issued and 7,068,714 outstanding, excluding 10,000 shares subject to repurchase at December, 31, 2012, 7,451,091 shares issued and outstanding at December 31, 2013, and March 31, 2014 (unaudited) and 178,362,241 shares issued and outstanding, pro forma (unaudited)	1	1	1	18
Additional paid-in capital	2,053	3,664	3,409	99,653
Accumulated other comprehensive loss	—	—	—	—
Deficit accumulated during development stage	(71,071)	(89,660)	(92,490)	(93,448)

Total stockholders’ (deficit) equity	(69,017)	(85,995)	(89,080)	$6,223

Total liabilities, convertible preferred stock and stockholders’ deficit	11,547	4,278	$10,470

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

			Period From September 11, 2006 (Inception) to December 31, 2013			Period From September 11, 2006 (Inception) to March 31, 2014
	Year Ended December 31,			Three months ended March 31,
	2012	2013		2013	2014
				(unaudited)		(unaudited)
Operating expenses
Research and development	$13,757	$12,413	$65,705	$4,225	$1,669	$67,374
General and administrative	3,250	2,764	19,729	643	869	20,598

Total operating expenses	17,007	15,177	85,434	4,868	2,538	87,972

Loss from operations	(17,007)	(15,177)	(85,434)	(4,868)	(2,538)	(87,972)

Other income (expense), net
Interest income	1	—	831	—	—	831
Loss on settlement of debt	—	—	(193)	—	—	(193)
Interest expense	(1,879)	(3,684)	(6,869)	(972)	(1,015)	(7,884)
Change in fair value of warrant liabilities	36	272	1,008	226	723	1,731

Loss before income tax benefit	(18,849)	(18,589)	(90,657)	(5,614)	(2,830)	(93,487)
Income tax benefit	—	—	997	—	—	997

Net loss and comprehensive loss	$(18,849)	$(18,589)	$(89,660)	$(5,614)	$(2,830)	$(92,490)

Net loss per share, basic and diluted	$(2.69)	$(2.54)		$(0.79)	$(0.38)

Weighted-average common shares outstanding, basic and diluted	6,997,516	7,322,700		7,071,031	7,451,091

Pro forma net loss per share, basic and diluted (unaudited)		$(0.10)			$(0.02)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		148,863,624			163,202,465

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 11, 2006 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock at $0.0001 per share	—	—	—	—	2,000,000	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(215)	(215)

Balance at December 31, 2006	—	—	—	—	2,000,000	—	—	—	(215)	(215)
Issuance of Series A preferred stock at $1.18 per share, net of issuance costs of $85	11,864,405	13,915	—	—	—	—	—	—	—	—
Shares issued upon conversion of promissory notes	1,271,186	1,500	—	—	—	—	—	—	—	—
Bifurcated preferred stock liability	—	(2,786)	—	—	—	—	—	—	—	—
Issuance of common stock at $0.0001 per share	—	—	—	—	4,788,187	1	—	—	—	1
Restricted common stock issued not vested	—	—	—	—	(1,204,167)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	1	—	—	1
Unrealized gain on marketable securities	—	—	—	—	—	—	—	13	—	13
Net loss	—	—	—	—	—	—	—	—	(7,938)	(7,938)

Balance at December 31, 2007	13,135,591	12,629	—	—	5,584,020	1	1	13	(8,153)	(8,138)
Issuance of Series A preferred stock at $1.18 per share, net of issuance costs of $7	13,135,591	15,493	—	—	—	—	—	—	—	—
Settlement of bifurcated stock liability	—	2,786	—	—	—	—	—	—	—	—
Stock options exercised	—	—	—	—	10,000	—	1	—	—	1
Early exercise of stock options	—	—	—	—	80,000	—	11	—	—	11
Unvested portion of early exercise of stock options	—	—	—	—	(80,000)	—	(11)	—	—	(11)
Restricted common stock vested in period	—	—	—	—	425,000	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	26	—	—	26
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	—	(12,533)	(12,533)

Balance at December 31, 2008	26,271,182	30,908	—	—	6,019,020	1	28	12	(20,686)	(20,645)
Restricted common stock vested in period	—	—	—	—	463,335	—	5	—	—	5
Early exercise of stock options	—	—	—	—	80,000	—	13	—	—	13
Unvested portion of early exercise of stock options	—	—	—	—	(80,000)	—	(13)	—	—	(13)
Stock options exercised	—	—	—	—	15,000	—	2	—	—	2
Stock-based compensation	—	—	—	—	—	—	39	—	—	39
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(12)	—	(12)
Net loss	—	—	—	—	—	—	—	—	(7,224)	(7,224)

Balance at December 31, 2009	26,271,182	30,908	—	—	6,497,355	1	74	—	(27,910)	(27,835)

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Statements of Convertible Preferred Stock and Stockholders’ Deficit (continued)

(In thousands, except share and per share data)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2009	26,271,182	$30,908	—	$—	6,497,355	$1	$74	$—	$(27,910)	$(27,835)
Issuance of Series B preferred stock at $0.5491 per share, net of issuance costs of $113	—	—	11,837,553	6,387	—	—	—	—	—	—
Shares issued upon conversion of promissory notes	—	—	16,754,282	9,200	—	—	—	—	—	—
Bifurcated Tranche Preferred Stock Liability	—	—	—	(2,258)	—	—	—	—	—	—
Restricted common stock vested in period	—	—	—	—	404,175	—	8	—	—	8
Stock-based compensation	—	—	—	—	—	—	83	—	—	83
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	—	(11,450)	(11,450)

Balance at December 31, 2010	26,271,182	30,908	28,591,835	13,329	6,901,530	1	165	(1)	(39,360)	(39,195)
Issuance of Series B preferred stock at $0.5491 per share, net of issuance costs of $14	—	—	28,228,010	15,487	—	—	—	—	—	—
Settlement of Bifurcated Tranche Preferred	—	—	—	—	—	—	—	—	—	—
Stock Liability	—	—	—	2,258	—	—	—	—	—	—
Restricted common stock vested in period	—	—	—	—	39,990	—	6	—	—	6
Stock options exercised	—	—	—	—	5,527	—	1	—	—	1
Stock-based compensation	—	—	—	—	—	—	353	—	—	353
Unrealized gain on marketable securities	—	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	—	(12,862)	(12,862)

Balance at December 31, 2011	26,271,182	30,908	56,819,845	31,074	6,947,047	1	525	—	(52,222)	(51,696)
Restricted common stock vested in period	—	—	—	—	21,667	—	3	—	—	3
Stock-based compensation	—	—	—	—	—	—	413	—	—	413
Common stock issued in legal settlement	—	—	—	—	100,000	—	19	—	—	19
Beneficial conversion feature related to convertible promissory note	—	—	—	—	—	—	1,093	—	—	1,093
Net loss	—	—	—	—	—	—	—	—	(18,849)	(18,849)

Balance at December 31, 2012	26,271,182	30,908	56,819,845	31,074	7,068,714	1	2,053	—	(71,071)	(69,017)
Restricted common stock vested in period	—	—	—	—	10,000	—	2	—	—	2
Stock-based compensation	—	—	—	—	—	—	423	—	—	423
Stock options exercised	—	—	—	—	372,377	—	63	—	—	63
Beneficial conversion feature related to convertible promissory note	—	—	—	—	—	—	1,123	—	—	1,123
Net loss	—	—	—	—	—	—	—	—	(18,589)	(18,589)

Balance at December 31, 2013	26,271,182	30,908	56,819,845	31,074	7,451,091	1	3,664	—	(89,660)	(85,995)
Reclassification of stock award liability from equity upon modification (unaudited)	—	—	—	—	—	—	(399)	—	—	(399)
Stock-based compensation (unaudited)	—	—	—	—	—	—	144	—	—	144
Net loss (unaudited)	—	—	—	—	—	—	—	—	(2,830)	(2,830)

Balance at March 31, 2014 (unaudited)	26,271,182	$30,908	56,819,845	$31,074	7,451,091	$1	$3,409	$—	$(92,490)	$(89,080)

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Statements of Cash Flows

(In thousands)

			Period From September 11, 2006 (Inception) to December 31, 2013			Period From September 11, 2006 (Inception) to March 31, 2014
	Year Ended December 31,			Three Months Ended March 31,
	2012	2013		2013	2014
				(unaudited)		(unaudited)
Operating activities
Net loss	$(18,849)	$(18,589)	$(89,660)	$(5,614)	$(2,830)	$(92,490)
Reconciliation of net loss to net cash used in operating activities:
Depreciation	20	18	158	5	4	162
Stock–based compensation	413	423	1,337	112	144	1,481
(Gain) loss on disposal of assets	(2)	—	13	—	—	13
Amortization of debt discount	844	1,257	3,280	395	187	3,467
Change in fair value of preferred stock warrant liabilities	(36)	(272)	(1,008)	(226)	(723)	(1,731)
Noncash interest expense on convertible note	338	1,422	1,760	302	480	2,240
Amortization of beneficial conversion feature	455	800	1,255	215	325	1,580
Common stock issued in litigation settlement	19	—	19	—	—	19
Change in assets and liabilities:
Prepaid and other current assets	104	394	(170)	(29)	(50)	(220)
Deposits and other assets	18	6	(1)	6	—	(1)
Accounts payable and accrued expenses	871	(2,373)	1,592	(882)	660	2,252

Net cash used in operating activities	(15,805)	(16,914)	(81,425)	(5,716)	(1,803)	(83,228)

Investing Activities
Purchase of property and equipment	(18)	(1)	(200)	—	(12)	(212)
Proceeds from the sale of assets	3	—	9	—	—	9
Purchase of marketable securities	—	—	(37,883)	—	—	(37,883)
Proceeds from maturities of marketable securities	4,000	—	37,883	—	—	37,883

Net cash provided by (used in) investing activities	3,985	(1)	(191)	—	(12)	(203)

Financing activities
Proceeds from the issuance of preferred stock, net	—	—	51,283	—	—	51,283
Proceeds from sale of common stock	—	63	88	—	—	88
Proceeds from borrowings – term loan	—	—	4,000	—	—	4,000
Proceeds from convertible notes, related party	10,000	12,000	32,500	7,000	8,000	40,500
Payments on term loan	(167)	(2,000)	(2,167)	(500)	(500)	(2,667)

Net cash provided by financing activities	9,833	10,063	85,704	6,500	7,500	93,204

Net (decrease) increase in cash and cash equivalents	(1,987)	(6,852)	4,088	784	5,685	9,773
Cash and cash equivalents at beginning of year	12,927	10,940	—	10,940	4,088	—

Cash and cash equivalents at end of year	$10,940	$4,088	$4,088	$11,724	$9,773	$9,773

Supplemental disclosure of cash flows information
Interest paid	$229	$188	$726	$55	$25	$751

Noncash activities:
Issuance of warrants in connection with the term loan and convertible notes	$1,986	$570	$2,604	$—	$619	$3,223

Common stock vested	$3	$2	$5	$—	$—	$5

Common stock issued in litigation settlement	$19	$—	$19	$—	$—	$19

Beneficial conversion feature related to the convertible note	$1,092	$1,124	$2,215	$—	$—	$2,215

Conversion of convertible notes to preferred stock	$—	$—	$10,700	$—	$—	$10,700

Settlement of tranche preferred stock liability	$—	$—	$5,044	$—	$—	$5,044

Reclassification of stock award liability from equity upon modification	$—	$—	$—	$—	$399	$399

Accrued deferred initial public offering costs	$—	$—	$—	$—	$449	$449

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

1.	Organization and Basis of Presentation

Tobira Therapeutics, Inc. (the Company) was incorporated in the State of Delaware on September 11, 2006 (inception), and is headquartered in South San Francisco, California. The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat liver disease, human immunodeficiency virus, or HIV, fibrosis, and inflammation. From inception through March 31, 2014, the Company has been engaged in development activities, including devoting substantially all of its efforts to conducting research, product development, recruiting personnel, establishing office facilities and obtaining financing. The Company has not generated any revenues from its planned principal operations. Accordingly, the Company is considered to be in the development stage.

The Company has a limited operating history and the revenue and income potential of the Company’s business and market are unproven. The Company has experienced recurring net losses and negative cash flows from operating activities since its inception. As of December 31, 2013, the Company had a working capital deficit of $21.3 million and a net capital deficiency of $89.7 million. As of March 31, 2014, the Company had a working capital deficit of $25.0 million and a deficit accumulated during the development stage of $92.5 million. Due to the Company’s continuing research and development activities, the Company expects to continue to incur net losses into the foreseeable future. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure.

The Company plans to continue to fund its losses from operations and capital funding needs through future public or private equity or debt financings, other third-party funding, collaborations, strategic alliances and licensing arrangements or a combination of these. There can be no assurance that the Company will be able to obtain equity or debt financing on acceptable terms, or at all. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, and future prospects, including its ability to continue as a going concern.

The Company’s recurring net losses, working capital deficit and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements for the year ended December 31, 2013 and the three months ended March 31, 2014 do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

2.	Summary of Significant Accounting Policies

Use of Estimates

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of the Company’s financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to the valuation of preferred stock warrants, equity awards and clinical trial accruals. Although these estimates are based on the Company’s

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2014, the statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2013 and 2014 and the period from September 11, 2006 (inception) to March 31, 2014, the statements of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2014 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2014 and its results of operations and comprehensive loss and its cash flows for the three months ended March 31, 2013 and 2014 and the period from September 11, 2006 (inception) to March 31, 2014. The results for the three months ended March 31, 2014 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity as of March 31, 2014 has been prepared assuming immediately prior to the consummation of an initial public offering: (1) the automatic conversion of all outstanding shares of the Company’s Series A and Series B convertible preferred stock into 96,737,423 shares of common stock; (2) the conversion of the convertible notes and accrued and unpaid interest into 58,694,248 shares of common stock and the related reclassification of the convertible note and accrued interest into additional paid-in capital; and (3) the exercise of 15,479,479 convertible preferred stock warrants at an exercise price of $0.5491 per share and the related reclassification of the convertible preferred stock warrant liability to additional paid-in capital.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase as cash equivalents. Cash and cash equivalents primarily represent funds invested in readily available checking and saving accounts, and funds that invest in securities issued or guaranteed as to the principal and interest by the U.S. government. At times, the Company has cash and cash equivalents deposited at financial institutions in excess of federally insured deposit limits. Cash is held on deposit in major financial institutions and is considered subject to minimal credit risk.

Fair Value of Financial Instruments

The carrying amounts of all cash equivalents, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short nature of these items.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

The Company values its assets and liabilities based on observable market prices or inputs. If observable prices or inputs are not available, fair values are measured using unobservable inputs based on the Company’s own assumptions about what market participants would use to price the asset or liability.

Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the observability of significant inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities.

•

Level 2 inputs for similar assets and liabilities in active markets other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability;

•

Level 3 inputs that are significant to the fair value measurement and unobservable (i.e. supported by little or no market activity), which require the reporting entity to develop its own valuation techniques and assumptions.

Property and Equipment

The Company carries its property and equipment at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which are three to five years depending on asset class. The Company expenses repair and maintenance costs as they are incurred.

Long-Lived Assets

The Company assesses the carrying value and estimated lives of all of its long-lived assets, including property and equipment, for impairment on an annual basis and whenever events or changes in circumstances and the undiscounted cash flows generated by those assets indicate that the carrying amount of such assets may not be recoverable. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objectives. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset’s fair value. While the Company’s current and historical operating losses and negative cash flows are indicators of impairment, management believes that future cash flows to be received support the carrying value of its long-lived assets and, accordingly, has not recognized any impairment losses through March 31, 2014.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of March 31, 2014, $0.4 million of deferred offering costs were capitalized in deposits and other assets on the balance sheet.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

Preferred Stock Warrants

The Company has issued freestanding warrants to purchase shares of its convertible preferred stock. The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. The warrants are recorded on the Company’s balance sheet at their fair value on the date of issuance and are revalued at each subsequent balance sheet date, with fair value changes recognized as increases or reductions to other income (expense), net in the accompanying statements of operations and comprehensive loss. The warrant liabilities will continue to be re-measured to fair value until such time as the warrants are no longer outstanding or the underlying securities into which the warrants are exercisable no longer contain deemed liquidation provisions that are outside the control of the Company. The Company estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Accrued Research and Development Expenses

The Company accrues and expenses clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the life of the individual study and patient enrollment rates in accordance with agreements established with clinical research organizations and clinical trial sites. The Company determines the estimates by reviewing contracts, vendor agreements and purchase orders and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

The Company makes estimates of accrued expenses as of each balance sheet date based on facts and circumstances known to the Company at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Research and Development Expenses

Research and development expenses consist primarily of fees paid to contract research organizations and other vendors for clinical, non-clinical and manufacturing services, salaries and related overhead expenses, consultant expenses, costs related to acquiring manufacturing materials and costs related to compliance with regulatory requirements. Research and development expenses are expensed as incurred.

Patent Expenses

The Company expenses all costs incurred in connection with filing patent applications, including direct application fees, legal and consulting expenses. These costs are expensed as incurred since the recoverability of such expenditures is uncertain and are included in general and administrative expenses in the accompanying statements of operations and comprehensive loss.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

Stock-Based Compensation Expense

For stock options granted to employees, the Company recognizes compensation expense for all stock-based awards based on the grant-date estimated fair value. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service period. The fair value of stock options is determined using the Black-Scholes option pricing model net of estimated forfeitures. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables.

Stock-based compensation expense related to stock options granted to nonemployees is recognized based on the fair value of the stock options, determined using the Black-Scholes option pricing model, as they are earned. The awards generally vest over the time period the Company expects to receive services from the non-employee. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes, in the period such determination is made.

The Company follows the accounting guidance on accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the position. The Company has not recognized interest or penalties in its statements of operations and comprehensive loss since inception.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events or circumstances from non-owner sources. Net loss and comprehensive loss were the same for all periods presented; therefore, a separate statement of comprehensive loss is not included in the accompanying financial statements.

Net Loss Per Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, convertible preferred stock, convertible notes and accrued interest, unvested restricted common stock subject to repurchase, stock options and preferred stock warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive and therefore, basic and diluted net loss per share were the same for all periods presented due to the Company’s net loss position.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because to do so would be anti-dilutive (in common stock equivalent shares):

	As of December 31,		As of March 31,
	2012	2013	2014
			(unaudited)
Convertible preferred stock	96,737,423	96,737,423	96,737,423
Warrants to purchase preferred stock	6,592,560	12,056,045	15,479,479
Common stock options	16,489,341	13,941,725	10,599,779
Convertible notes	18,825,845	43,269,073	58,694,248

Total	138,645,169	166,004,266	181,510,929

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

Unaudited Pro Forma Net Loss Per Share

The following table summarizes our unaudited pro forma net loss per share attributable to common stockholders (in thousands, except share and per share data):

	As of December 31, 2013	As of March 31, 2014
		(unaudited)
Net loss attributable to common stockholders	$(18,589)	$(2,830)
Add:
Interest expense on convertible notes	3,684	988
Change in fair value of preferred stock warrant liabilities	(272)	(710)

Pro forma net loss	$(15,177)	$(2,552)

Weighted average number of common shares outstanding, basic and diluted	7,322,700	7,451,091
Add:
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible notes	35,026,652	46,391,595
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible note warrants	9,776,849	12,622,356
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock	96,737,423	96,737,423

Shares used to compute pro forma net loss per share, basic and diluted	148,863,624	163,202,465

Pro forma basic and diluted net loss per share attributable to common stockholders	$(0.10)	$(0.02)

Recent Accounting Pronouncements

In February 2013, the Financing Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2013-02, Comprehensive Income: Reporting of amounts reclassified out of other comprehensive income. Under the amendments of this update an entity is required to present either parenthetically on the face of the financial statements or in the notes, significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. However, an entity would not need to show the income statement line item affected for certain components that are not required to be reclassified in their entirety to net income, such as amounts amortized into net periodic pension cost. The standard was effective prospectively for public entities for fiscal years, and interim periods with those years, beginning after December 15, 2012. Early adoption was permitted. The Company adopted this guidance on January 1, 2013. The implementation did not have an impact on the Company’s financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013, with an option for early

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

adoption. The Company intends to adopt this guidance at the beginning of our first quarter of fiscal year 2014, and does not believe the adoption of this standard will have a material impact on its financial position, results of operations or related financial statement disclosures.

3.	Fair Value Measurements

The following tables and disclosure present information about the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2013 and March 31, 2014, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

The following table provides the fair value of the assets and liabilities measured on a recurring basis (in thousands):

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$6,111	$—	$—	$6,111

Total	$6,111	$—	$—	$6,111

Liabilities
Preferred stock warrant liabilities	$—	$—	$2,475	$2,475

Total	$—	$—	$2,475	$2,475

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$1,000	$—	$—	$1,000

Total	$1,000	$—	$—	$1,000

Liabilities
Preferred stock warrant liabilities	$—	$—	$2,773	$2,773

Total	$—	$—	$2,773	$2,773

	As of March 31, 2014
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets
Cash equivalents	$500	$—	$—	$500

Total	$500	$—	$—	$500

Liabilities
Preferred stock warrant liabilities	$—	$—	$2,669	$2,669
Stock award liability	—	—	399	399

Total	$—	$—	$3,068	$3,068

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

The carrying amounts of the Company’s financial instruments, including cash, restricted cash, deposits, accounts payable, and accrued liabilities, approximate fair value due to their short maturities. The Company’s other current financial assets and other current financial liabilities have fair values that approximate their carrying value. Financial assets and liabilities that are measured or disclosed at fair value on a recurring basis, and are classified within the Level 3 designation, consists of the preferred stock warrant liabilities and stock award liability. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis for the periods presented. There were no transfers between levels within the fair value hierarchy during the periods presented.

The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Balance, beginning of the period	$525	$2,475	$2,475	$2,773
Issuance of preferred stock warrants	1,986	570	—	619
Reclassification of stock award liability from equity upon modification	—	—	—	399
Change in the fair value of preferred stock warrants(1)	(36)	(272)	(226)	(723)

Balance, end of the period	$2,475	$2,773	$2,249	$3,068

(1)	Changes in fair value of the preferred stock warrants are recorded in other income (expense), net on the statements of operations and comprehensive loss.

The significant unobservable inputs used to determine the fair value of preferred stock warrant liabilities using an option-pricing model and the weighted average assumptions used in determining the fair value of the outstanding preferred stock warrant liabilities were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Risk-free interest rate	0.11%	0.12%	0.10%	0.07%
Expected dividend yield	—%	—%	—%	—%
Expected price volatility	91%	88%	85%	111%
Expected term	0.5 years	0.8 years	0.5 years	0.5 years

The details of the preferred stock warrants outstanding for the years ended December 31, 2012, 2013 and the three months ended March 31, 2014 and the fair values on date of issuance are provided in Note 7.

4.	Restricted Cash

The Company maintains a restricted cash balance in the amount of $50,000 which is related to a secured Company credit card.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

5.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2012	2013	2014
			(unaudited)
Property and equipment:
Computer equipment and software	$50	$52	$64
Furniture and fixtures	10	10	10

Total property and equipment	60	62	74
Less: accumulated depreciation	(24)	(43)	(47)

Property and equipment, net	$36	$19	$27

Depreciation expense for the years ended December 31, 2012 and 2013 was $20,000 and $18,000, respectively. Depreciation expense for the period ended March 31, 2013 and 2014, and the period from September 11, 2006 (inception) to March 31, 2014, was $5,000, $4,000, and $0.2 million, respectively.

6.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	As of December 31,		As of March 31,
	2012	2013	2014
			(unaudited)
Research and Development	$1,198	$382	$622
Compensation expense	613	69	293
Legal and patent fees	87	49	69
Loan interest	352	1,770	2,248
Deferred initial public offering costs	—	—	363
Other	50	—	45

Total accrued expenses and other liabilities	$2,300	$2,270	$3,640

7.	Debt and Preferred Stock Warrants

2007 Convertible Notes

During 2007, the Company issued convertible notes (the 2007 Notes) in aggregate principal amount of $1.5 million. In conjunction with the issuance of the 2007 Notes, the Company issued to holders of the 2007 Notes freestanding warrants to purchase 1,271,187 shares of Series A preferred stock (the 2007 Warrants). In August 2007, the outstanding principal and accrued and unpaid interest was converted into 1,271,187 shares of Series A preferred stock. The 2007 Warrants expired unexercised in 2012.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

2010 Convertible Notes

During March and July 2010, the Company issued convertible notes (the 2010 Notes) in aggregate principal amount of $9.0 million. The 2010 Notes were due and payable one year after the issuance date, if not converted and accrued interest at a rate of 8% per annum. In conjunction with the issuance of the 2010 Notes, the Company issued to the holders of the 2010 Notes freestanding warrants to purchase 1,821,117 Series B preferred stock (the 2010 Warrants), which are contingently exercisable upon satisfaction of certain conditions.

In August 2010, the outstanding principal and accrued and unpaid interest on the 2010 Notes were converted into 16,754,282 shares of Series B preferred stock. In addition, the 2010 Warrants became exercisable at an exercise price of $0.5491 per share. As of March 31, 2014, none of these warrants have been exercised.

2012 and 2013 Convertible Notes

On July 30, 2012, the Company entered into a Note and Warrant Purchase Agreement (the 2012 Convertible Note Agreement) for the issuance of convertible notes up to an aggregate principal amount of $17.0 million. In a first closing, the Company issued convertible notes for a principal amount of $10.0 million (the July 2012 Notes). The July 2012 Notes accrue interest at a rate of 8% per annum compounded annually and mature upon the earlier of July 30, 2013 or the date of the Company’s next equity financing with gross proceeds of not less than $10.0 million (the Next Equity Financing). The principal and accrued and unpaid interest on the July 2012 Notes are automatically convertible into the same securities to be sold at the Next Equity Financing at a price equal to the price of the securities issued in such Next Equity Financing. If the Next Equity Financing has not occurred, the July 2012 Notes provide that upon the Company’s initial public offering or certain corporate transactions, as defined in the 2012 Convertible Note Agreement, a majority of the principal amount of the July 2012 Notes (the Majority Note Holders) may elect to convert the principal and accrued and unpaid interest in the July 2012 Notes into shares of Series B preferred stock at $0.5491 per share, subject to adjustment for stock splits, recapitalization and certain other events, or elect to have the principal and accrued and unpaid interest be repaid in full.

On January 22, 2013, the Company issued the remaining $7.0 million principal amount of convertible notes in a subsequent closing pursuant to the terms of the 2012 Convertible Note Agreement (the January 2013 Notes). The January 2013 Notes held consistent terms with the July 2012 Notes.

The July 2012 Notes and the January 2013 Notes matured on July 30, 2013 but were not repaid or converted pursuant to the terms of the 2012 Convertible Note Agreement. On October 29, 2013, the Company amended the 2012 Convertible Note Agreement to increase the principal amount of convertible notes issuable under this agreement to an aggregate of $22.0 million and issued an additional principal amount of $5.0 million (the October 2013 Notes). The October 2013 Notes held consistent terms with the July 2012 Notes and the January 2013 Notes.

The amendment to the 2012 Convertible Note Agreement also provided that the maturity dates for the July 2012 Notes and January 2013 Notes were extended to September 30, 2014. The maturity extension was accounted by the Company as a debt modification. Under the modification accounting guidance, if the present value of the cash flows under the terms of a new debt instrument is less than ten percent different from the present value of the remaining cash flows under the terms of the original instrument, the modification is deemed to have been accomplished with debt instruments that are not substantially different. The Company determined that the present value of the July 2012 Notes and the January 2013 Notes prior to and after the October 2013

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

amendment were not substantially different and, therefore, determined a new effective interest rate of 16% as of the modification date based on the carrying amount of the original debt instrument and the revised cash flows. No fees or other consideration was paid to the note holders by the Company related to this maturity extension. All costs incurred with third parties directly related to the maturity extension were expensed as incurred.

March 2014 Convertible Notes

On March 18, 2014, the Company entered into a Note and Warrant Purchase Agreement (the 2014 Convertible Note Agreement) with the same investors as those described above, for the issuance of convertible notes for $8.0 million (the March 2014 Notes, and together with the July 2012, January 2013 and October 2013 Notes, the Convertible Notes). The March 2014 Notes held consistent terms with the 2012 Convertible Note Agreement and the July 2012, January 2013 and October 2013 Notes with the exception of the maturity date, which is March 18, 2015.

Preferred Stock Warrants

In connection with the issuance of the Convertible Notes, the Company issued to the holders of the Convertible Notes warrants equal to 25% of the principal amount of the Convertible Notes (the Warrant Coverage Amount). The warrants are exercisable for shares of the equity security sold at the Next Equity Financing or for shares of Series B preferred stock in the event of certain corporate transactions, an initial public offering, or on or before the maturity date if the Next Equity Financing has not occurred. The number of warrants exercisable is determined by dividing the Warrant Coverage Amount by either (i) the per share price of the Next Equity Financing in the event of the Next Equity Financing or (ii) $0.5491, subject to adjustment for stock splits, recapitalization and certain other events in the event of a corporate transaction, the Company’s initial public offering or at the maturity date. The warrants expire seven years from their date of issuance and will also expire if unexercised prior to the completion of certain corporate transactions or the Company’s initial public offering.

The Company accounts for the warrants to purchase shares of convertible preferred stock issued in connection with the Convertible Notes as liabilities. The Company will continue to adjust the liability for changes in fair value of these warrants until the earlier of: (1) exercise of warrants; (2) expiration of warrants; (3) a corporate transaction as defined in the 2012 Convertible Note Agreement; or (4) the consummation of the Company’s initial public offering, at which time the liability will be reclassified to stockholders’ equity (deficit).

The estimated fair value of the warrants at issuance was determined using an option price model and key assumptions including the probabilities of liquidity scenarios, enterprise value, time to liquidity, risk-free interest rates, discount for lack of marketability and volatility. At execution of the 2012 Convertible Note Agreement, and the first closing of the July 2012 Notes, the Company considered the subsequent closing of the additional $7.0 million from the January 2013 Notes and warrants issuance to be probable. As a result and in accordance with authoritative guidance, the Company accounted for the warrants for both the July 2012 and January 2013 Notes upon issuance of the July 2012 Notes. Accordingly, the fair value of the July 2012 warrants and the January 2013 warrants as of the issuance date in July 2012 was determined to be $2.0 million. This fair value was determined using the following assumptions: expected term of 0.9 years, risk free interest rate of 0.18%, and expected volatility of 85%. The fair value of the October 2013 warrants as of their issuance date was determined to be $0.6 million. This fair value was determined using the following assumptions: expected life of 0.9 years, risk free interest rate of 0.11%, and expected volatility of 93%. The fair value of the March 2014 warrants as of

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

their issuance date was determined to be $0.6 million. This fair value was determined using the following assumptions: expected life of 0.5 years, risk free interest rate of 0.07% and expected volatility of 111%. The fair value of the warrants was recorded as a debt discount and is being amortized as interest expense over the original debt repayment period utilizing the effective interest method.

As a result of the issuance of the July 2012 and October 2013 Notes, the Company recorded a beneficial conversion feature equal to the difference between the conversion price, assuming the notes convert into Series B preferred stock at $0.5491 per share, and the fair value of the underlying preferred stock into which the Convertible Notes may be converted. The intrinsic value of this beneficial conversion feature was recorded by the Company as a debt discount and is being amortized over the original debt repayment period utilizing the effective interest method. For the July 2012 and October 2013 Notes, the intrinsic value of the beneficial conversion feature recorded was $1.1 million and $1.1 million, respectively. Upon the occurrence of the contingent event underlying the conversion options, the Company may recognize a charge based on the difference, if any, between the actual conversion price and the fair market value of the preferred stock at the original issuance date of the July 2012 and October 2013 Notes. The January 2013 Notes did not contain a beneficial conversion feature as the difference between the conversion price, assuming such notes convert into Series B preferred stock at $0.5491 per share, and the fair value of the underlying preferred stock was not beneficial to the investor on the issuance date. Further, the Company evaluated the July 2012 Notes, January 2013 Notes and October 2013 Notes in accordance with accounting guidance for derivatives and determined there was de minimis value to the embedded conversion features at issuance and at each subsequent reporting date.

The March 2014 Notes did not contain a beneficial conversion feature as the difference between the conversion price, assuming such notes convert into Series B preferred stock at $0.5491 per share, and the fair value of the underlying preferred stock was not beneficial to the investor on the issuance date. Additionally, the Company evaluated and did not identify any further embedded redemption and conversion features within the March 2014 Notes requiring bifurcation and valuation as derivatives.

The following table presents actual interest expensed and amortization of the debt discount that was charged to interest expense (in thousands):

	Year Ended December 31,		Three Months Ended March 31,		Period from September 11, 2006 (inception) to March 31, 2014
	2012	2013	2013	2014
			(unaudited)		(unaudited)
Stated interest	$338	$1,422	$302	$480	$2,240
Amortization of debt discount	828	1,241	391	183	2,252
Amortization of beneficial conversion feature	455	800	215	325	1,580

The aggregate unamortized debt discount and beneficial conversion feature related to the Convertible Notes was $1.8 million and $1.5 million as of December 31, 2012 and 2013, respectively, and $1.2 million and $1.6 million as of March 31, 2013 and 2014, respectively.

Square 1 Bank Term Loan and Preferred Stock Warrant

In November 2011, the Company entered into a loan and security agreement with Square 1 Bank (the Term Loan) for a $4.0 million three-year term loan which was funded in December 2011. The Term Loan bears interest

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

at 6% per annum and requires 12 months of interest only payments through November 2012 followed by 24 equal monthly payments of principal and interest thereafter. The Term Loan matures in November 2014. In connection with the Term Loan, the Company granted a security interest in all of its assets, except intellectual property, provided that a judicial authority could require the Company’s intellectual property to be part of the collateral package to the extent necessary to satisfy repayment if the Company’s other secured assets are insufficient. In addition, the Term Loan carries covenants that require the Company to meet certain Phase 2b clinical trial milestones and maintain a compensating cash balance of at least the outstanding loan balance. In addition, the term loan prevents the Company from issuing dividends. At December 31, 2012 and 2013, and March 31, 2014 the Company was in compliance with all loan covenants under the Term Loan agreement.

In connection with the Term Loan, the Company issued to Square 1 Bank a warrant to purchase 218,539 shares of Series B preferred stock with an exercise price of $0.5491 per share. This warrant is immediately exercisable and expires seven years from the date of issuance. The warrant has not been exercised as of March 31, 2014. The Company accounts for this warrant as a liability because the underlying instrument into which the warrant is exercisable, Series B preferred stock, contains deemed liquidation provisions that are outside the control of the Company. The warrant is revalued to fair value at each reporting period.

The estimated fair value of the warrant at issuance was $48,000, which was recorded as a debt discount and is being amortized on a straight line basis over the term of the loan. The fair value was determined using the following assumptions: expected term of 1.6 years, risk free interest rate of 0.2% and expected volatility of 70%. The Company recorded interest expense and amortization of the debt discount of $0.3 million, $0.2 million, $0.1 million, $27,000 and $0.5 million, respectively, for the years ended December 31, 2012 and 2013, the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) through March 31, 2014.

The principal and unamortized debt discount balances of the Term Loan are as follows (in thousands):

	As of December 31,		As of March 31, 2014
	2012	2013
			(unaudited)
Principal balance of Term loan	$3,833	$1,833	$1,333
Unamortized debt discount	29	13	9

Future minimum payments under the Term Loan as of March 31, 2014 are $1.3 million.

8.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

The Company’s convertible preferred stock has been classified as temporary equity on the accompanying balance sheets in accordance with authoritative guidance. The preferred stock is not redeemable; however, upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock may have the right to receive its liquidation preference under the terms of the Company’s certificate of incorporation.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

On August 1, 2007, the Company issued 11,864,405 shares of Series A preferred stock at $1.18 per share raising net cash proceeds of $13.9 million. Concurrently, the outstanding 2007 Notes were converted into 1,271,186 shares of Series A preferred stock at a conversion price of $1.18 per share.

On July 22, 2008, the Company issued 13,135,591 shares of Series A preferred stock at $1.18 per share, raising net cash proceeds of $15.5 million.

On August 24, 2010, the Company issued 9,105,810 shares of Series B preferred stock at $0.5491 per share, raising net cash proceeds of $4.9 million pursuant to a Series B Preferred Stock Agreement (the Series B Purchase Agreement). Concurrently, the 2010 Notes including accrued and unpaid interest were converted into 16,754,282 shares of Series B preferred stock at a conversion price of $0.5491 per share.

On October 13, 2010, the Company issued 2,731,743 shares of Series B preferred stock at $0.5491 per share, raising net cash proceeds of $1.5 million.

On March 22, 2011, the Company issued 28,228,010 shares of Series B preferred stock at $0.5491 per share, raising net cash proceeds of $15.5 million.

Rights Issued With Series B Preferred Stock

Pursuant to the Series B Purchase Agreement, purchasers of the Series B preferred stock in the initial closing were granted the right to purchase an additional 28,228,010 shares of Series B preferred stock at $0.5491 per share if the Company achieved a certain development milestone (the Series B Purchase Rights).

Due to the obligation of the Company to deliver the preferred stock in the future, the Series B Purchase Rights were fair valued and classified as a liability upon the first closing of the financing on August 24, 2010. The liability was adjusted to fair value at each reporting date for any material change. The estimated fair value of $2.3 million was determined using a valuation model which considered the Company’s cost of capital, the estimated time period the Series B Purchase Rights will be outstanding, consideration received, and the number of shares to be issued to satisfy the Series B Purchase Rights. On March 22, 2011, the development milestone was achieved and the Company issued and sold the 28,228,010 shares of Series B preferred stock for net cash proceeds of $15.5 million. Accordingly, the liability was reclassified to the Series B preferred stock in the accompanying financial statements. There were no significant changes in the fair value of the liability from the date of the initial closing.

Dividend Provisions

The holders of each outstanding share of Series B preferred stock are entitled to receive annual, noncumulative dividends of 8% of the applicable original issue price per share when and if declared by the Board of Directors, prior and in preference to the holders of the Series A preferred stock and common stock. Following payment of dividends on shares of Series B preferred stock, each share of Series A preferred stock is entitled to receive annual, noncumulative dividends of 8% of the applicable original issuance price of per share when and as declared by the Board of Directors, in preference to any distribution to the holders of the common stock. Any additional dividends or distributions shall be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock. No dividends have been declared to date.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

Liquidation Preference

In the event of a liquidation or winding-up of the affairs of the Company, including a change in control, the holders of each Series B preferred stock share shall be entitled to receive 1.75 times the applicable original issuance price per share, plus declared and unpaid dividends in preference to any distribution to the holders of Series A preferred stock and the common stock. Thereafter, liquidation amounts plus declared and unpaid dividends are paid with the following preference: (1) Series A preferred stock, (2) Series A and B preferred stock and common stock on a pro rata basis as if all shares were converted to common stock until the holders of the preferred stock receive amounts equal to three times the original issue price per share of preferred stock. In the event that, if converted, the holders of preferred stock were to receive an amount greater than the amount that would be distributed to the holders if not converted then the preferred stock shall be deemed to be converted to common stock for purposes of distributions to be made in a liquidation event.

Voting Rights

The holder of each of share of preferred stock is entitled to one vote for each share of common stock into which it would convert.

Conversion Rights

Each share of preferred stock is convertible, at the option of the stockholder, into shares of common stock at any time after the date of issuance into a number of shares of common stock as is determined by dividing (a) the applicable per share conversion value by (b) the applicable conversion price as such values are set forth in the Company’s certificate of incorporation. The resulting initial per share conversion rate is one share of common stock for each share of Series B preferred stock and 1.5194 shares of common stock for each share of Series A preferred stock, as adjusted for stock splits, recapitalizations and certain other events.

Each share shall automatically convert upon (1) election of holders of at least 70% of the then outstanding shares of the Series A preferred stock and holders of at least 70% of the then outstanding shares of the Series B preferred stock, each voting separately as a class, or (2) the closing of an underwritten initial public offering of the Company’s common stock with aggregate proceeds of at least $30.0 million and a price of $1.6473 per share, as adjusted for stock splits, recapitalizations and certain other events.

The authorized shares, purchase price, number of shares outstanding, and liquidation amount by series of preferred stock as of December 31, 2013 and March 31, 2014, are as follows (in thousands, except share and per share amounts):

As of December 31, 2013:

	Shares Authorized	Purchase Price Per Share	Shares Outstanding	Liquidation Value
Series A preferred stock	27,542,369	$1.18	26,271,182	$31,000
Series B preferred stock	114,557,631	$0.5491	56,819,845	54,600

Total preferred stock	142,100,000		83,091,027	$85,600

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

As of March 31, 2014:

	Shares Authorized	Purchase Price Per Share	Shares Outstanding	Liquidation Value
	(unaudited)
Series A preferred stock	27,542,369	$1.18	26,271,182	$31,000
Series B preferred stock	135,557,631	$0.5491	56,819,845	$54,600

Total Preferred	163,100,000		83,091,027	$85,600

Common Stock

During 2006 and 2007, the Company issued 2,000,000 and 4,788,187 shares of common stock, respectively, at $0.0001 per share in exchange for aggregate cash proceeds of $700. Of the common shares issued, 1,700,000 were subject to vesting over four years and were subject to repurchase in the event of termination of service. At December 31, 2012 and 2013 and March 31, 2014, no shares remained subject to the Company’s right of repurchase.

Common Stock Reserved for Issuance

Common stock reserved for issuance is as follows:

	As of December 31, 2013	As of March 31, 2014
		(unaudited)
Conversion of preferred stock	96,737,423	96,737,423
Conversion of preferred stock warrants	2,039,656	2,039,656
Stock options issued and outstanding	13,941,725	10,599,779
Authorized for future stock awards or option grants	8,836,991	12,178,937

Total	121,555,795	121,555,795

At December 31, 2013 and March 31, 2014, the Company has an aggregate of $22.0 million and $30.0 million, respectively, in principal amount and $1.8 million and $2.2 million, respectively, of accrued interest on the outstanding Convertible Notes. The Convertible Notes may be convertible into securities sold at the Next Equity Financing at a price equal to the price of the stock issued in such a financing or into Series B preferred stock at $0.5491 per share upon occurrence of certain future events. As the prices are not determinable until the occurrence of these future events (see Note 7), the Company has excluded the Convertible Notes from the above table.

9.	Stock-Based Compensation Expense

In August 2007, the Company adopted the 2007 Stock Option Plan (the 2007 Plan). The 2007 Plan provides for issuance of incentive and nonstatutory stock options, and stock purchase rights to acquire restricted stock to employees, non-employee directors and consultants of the Company. In March 2010, the Company terminated the 2007 Plan to set up the 2010 Stock Option Plan (the 2010 Plan), as the successor to the 2007 Plan. Concurrently, the Company canceled 2,098,436 unissued stock options and transferred 775,379 shares that were formerly reserved for issuance under the 2007 Plan to the 2010 Plan. Further, any stock options subsequently

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

forfeited under the 2007 Plan were not available for future re-issuance either under the 2007 Plan or the 2010 Plan. These transactions resulted in 1,344,621 shares of the Company’s common stock remaining authorized for issuance under the 2007 Plan.

The 2010 Plan provides for issuance of incentive and nonstatutory, and stock purchase rights to acquire restricted stock to employees, non-employee directors and consultants of the Company. During 2010, 2011 and 2013, the 2010 Plan was amended to increase the number of shares reserved for issuance to 22,655,538 shares. Terms of the stock option agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions in the 2007 Plan and 2010 Plan. Options granted by the Company generally vest over a period of four years and expire no later than ten years after the date of grant. Options may be exercised prior to vesting, subject to a right of repurchase by the Company. The exercise price of an incentive or non-qualified stock option shall not be less than 100% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. The exercise price of an incentive stock options and nonstatutory stock options granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Board of Directors.

The following table summarizes stock option activity:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Weighted Average Grant Date Fair Value

Outstanding at December 31, 2011	11,824,550	$0.17	8.69
Granted	5,365,204	$0.19		$0.12
Exercised	—	$—
Forfeited	(700,413)	$0.17

Outstanding at December 31, 2012	16,489,341	$0.18	8.11
Granted	3,143,973	$0.19		$0.07
Exercised	(372,377)	$0.17
Canceled	(3,133,973)	$0.19
Forfeited	(2,185,239)	$0.18

Outstanding at December 31, 2013	13,941,725	$0.18	7.62
Granted (unaudited)	115,000	$0.19		$0.19
Exercised (unaudited)	—	$—
Forfeited (unaudited)	(3,456,946)	$0.18

Outstanding at March 31, 2014 (unaudited)	10,599,779	$0.18	7.27

Vested and expected to vest at December 31, 2013	11,153,380	$0.18

Vested and exercisable at December 31, 2013	8,506,071	$0.18

Vested and expected to vest at March 31, 2014 (unaudited)	10,599,779	$0.18

Vested and exercisable at March 31, 2014 (unaudited)	8,913,131	$0.18

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

For the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014, the total fair value of vested options was $1.2 million, $1.5 million and $1.9 million, respectively.

In February 2014, the Board of Directors approved an extension to the post-termination exercise period for 4,167,618 vested stock options held by the former Chief Executive Officer from April 2014 to October 2014. This modification, which was made subsequent to his employment with the Company, was treated as a new award and is accounted for as a liability as there is a possibility for cash settlement of the stock options. The Company recognized $0.1 million in compensation costs on the date of modification and reclassified $0.4 million related to these awards previously recorded in equity to stock award liability. The fair value of the stock award liability was determined using Black-Scholes option-pricing model with expected risk free rate of 0.10% and volatility of 105.34%, dividend yield of zero and term of 0.7 years. The stock award liability amount will be adjusted to its estimated fair value each reporting period using the Black-Scholes option-pricing method. The change in the fair value of the liability from modification date through March 31, 2014 was not significant.

In February 2013, the Company granted performance-based stock options for 3,133,973 shares of common stock to its employees. The performance-based stock options will vest, if at all, upon the closing of certain strategic or financing transactions by December 31, 2013. During 2013, satisfaction of the performance condition was not considered probable and accordingly, no stock-based compensation expense was recognized for these performance-based grants. All of these performance-based options expired on December 31, 2013.

Intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of the common stock for the options that had exercise prices that were lower than the fair value per share of the common stock on the date of exercise. The aggregate intrinsic value of options exercised was during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014 was $0, $10,000 and $0, respectively.

As of December 31, 2012, 2013 and March 31, 2014, there was approximately $1.8 million, $0.4 million and $0.2 million, respectively, of total unrecognized stock-based compensation expense related to nonvested equity awards, which cost is expected to be recognized over a weighted-average period of 3.1, 2.1 and 1.6 years, respectively.

Liability for Early Exercise of Stock Options

The 2007 and 2010 Plans allow for the early exercise of stock options prior to vesting. The Company has issued an aggregate of 170,000 shares of common stock pursuant to the early exercise of stock options, which are not deemed issued until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheets and will be transferred into common stock and additional paid-in capital as the shares vest. As of December 31, 2012, 2013 and March 31, 2014, there were 10,000, no shares and no shares, respectively, that are subject to the Company’s right to repurchase at the original issuance price.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

The following table presents the weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options granted in the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Risk-free interest rate	1.03%—1.60%	1.10%—1.68%	1.10%	2.15%—2.29%
Expected volatility	62.96%	95.75%—96.13%	95.75%	100.55%—104.65%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected term (in years)	7.0	0.9—10.0	0.9	7.0
Weighted-average grant date fair value for options granted	$0.12	$0.07	$0.07	$0.19

The fair value of each grant of stock options was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and management estimate to determine.

Risk-Free Interest Rate.     The risk free rate assumption is based on observed U.S. Treasury instruments, the terms of which were consistent with the expected term of the Company’s stock options.

Expected Volatility.     Due to the Company’s limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption was determined based on examining the historical volatilities of a group of similar industry companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

Expected Dividend Yield.     The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The company has not paid and has no present intention to pay dividends.

Expected Term.     The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the options ordinary vesting period and the contractual term. The expected term for options granted in 2013 ranged from 0.9 year performance grants to 10.0 year non-employee grants.

Forfeiture Rate.     The Company reduces stock-based compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant based on historical experience, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Fair Value of Common Stock.     Historically, the fair value of the shares of common stock underlying the stock options has been the responsibility of and determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors determined fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, sales prices of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

Stock-based compensation expense related to options granted was allocated as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,		Period from September 11, 2006 (Inception) to March 31, 2014
	2012	2013	2013	2014
			(unaudited)		(unaudited)
Research and development	$183	$188	$52	$59	$672
General and administrative	230	235	60	85	809

Total	$413	$423	$112	$144	$1,481

Aggregate options outstanding and vested and exercisable by exercise price at December 31, 2013 are as follows (in thousands except share and per share values):

Options Outstanding				Options Vested and Exercisable
Range of Exercise Prices	Number of Options	Weighted- Average Remaining Life (in Years)	Aggregate Intrinsic Value	Number of Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
$0.14 — $0.23	13,941,725	7.62	$83	8,506,071	$0.18	$59

The intrinsic values of outstanding, vested and exercisable options were determined by multiplying the number of shares by the difference in exercise price of the options and the fair value of the common stock as of December 31, 2013 of $0.18 per share.

10.	Commitments

In March 2014, the Company’s compensation committee approved a contingent retention bonus to certain employees of approximately $0.3 million to be paid in the event of an initial public offering.

In November 2011, the Company leased office space for approximately 7,500 square feet. This lease expired in November 2013.

The Company leases office space encompassing approximately 7,000 square feet that expires in August 2014. Future minimum payments required under the lease as of December 31, 2013 and March 31, 2014 is $0.1 million and $0.1 million, respectively.

Rent expense for the years ended December 31, 2012, 2013 and the three months ended March 31, 2014, was $0.1 million, $0.2 million and $0.1 million, respectively, and $0.9 million for the period from September 11, 2006 (inception) to March 31, 2014.

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

11.	Income Taxes

The following table provides a reconciliation between income taxes computed at the federal statutory rate of 34% and the provision for income taxes:

	Year Ended December 31,
	2012	2013
Expected income tax benefit at the federal statutory tax	34.0%	34.0%
State income taxes, net of federal benefit	2.2	(4.3)
Other	(0.7)	3.8
Change in valuation allowance	(35.5)	(33.5)

Income tax (benefit) expense	0.0%	0.0%

Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	As of December 31,
	2012	2013
Deferred tax assets:
Net operating loss	$25,304	$27,307
Capitalized research and development	—	3,648
Depreciation and amortization	793	854
Research and development tax credit	—	840
Equity based compensation	243	288
Accrued expenses	27	27

Total deferred tax assets	26,367	32,964
Deferred tax liabilities
Beneficial conversion feature	(253)	(387)

Net deferred tax asset	26,114	32,577
Less: valuation allowance	(26,114)	(32,577)

Net deferred tax assets	$—	$—

At December 31, 2013, the Company had federal and state net operating loss carryforwards of approximately $75.3 million and $28.8 million, respectively. The state loss carryforwards will begin expiring in 2015 and the federal loss carryforwards will begin expiring in 2023, unless previously utilized. The Company also has federal and California research and development credit carryforwards totaling $0.7 million and $0.2 million, respectively. The federal research and development credit carryforwards will begin to expire in 2033, unless previously utilized. The California research credits do not expire.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Based on the weight of all evidence, including a history of operating losses and the Company’s ability to generate future taxable income to realize these assets, management has determined that it is more likely than not that the net deferred tax assets will not be realized and

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

a full valuation allowance has been established to offset the net deferred tax asset. The Company’s valuation allowance increased by approximately $6.3 million and $6.4 million during 2012 and 2013, respectively

Future utilization of the Company’s net operating loss and research and development credits carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to Internal Revenue Code (IRC) Sections 382 and 383, as a result of ownership changes that may have occurred or that could occur in the future. An ownership change occurs when a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards.

The Company does not expect this analysis to be completed within the next 12 months and, as a result, the Company does not expect the unrecognized tax benefits will change within 12 months. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not change the Company’s effective tax rate. The Company has not been audited by the Internal Revenue Service or any state tax authority. The Company is subject to taxation in the United States. Because of the net operating loss and research credit carryforwards, substantially all of the tax years, from 2006 through 2013, remain open to U.S. federal and state tax examinations.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There were no unrecognized tax benefits recorded by the Company. There are no unrecognized tax benefits included in the balance sheets that would, if recognized, affect the effective tax rate.

The Company’s practice is to recognize interest and/or penalties related to income tax matters as income tax expense. The Company has no accruals for interest or penalties on its accompanying balance sheets as of December 31, 2012 and 2013, and has not recognized interest and/or penalties in its statements of operations and comprehensive loss for the year ended December 31, 2013.

The Company is subject to taxation in the United States and California. The Company is subject to tax examination by tax authorities in those jurisdictions for 2008 and forward.

During the years 2009 and 2010 the Company recorded a total of $1.0 million as an income tax benefit in the statements of operations and comprehensive loss for the sale of net operating losses of $1.1 million under the NJEDA Technology Tax Certificate Transfer Program.

12.	Takeda License

In August 2007, as amended in November 2009, the Company entered into an exclusive license agreement with Takeda Pharmaceutical Company Limited (Takeda). The license provides the Company with the worldwide right to manufacture, develop and commercialize cenicriviroc and TAK-220. Under this agreement, through March 31, 2014, the Company paid to Takeda an upfront license fee of $3.0 million which was expensed to research and development. Additionally, the Company is obligated to pay to Takeda up to $102.0 million in the aggregate in development and sales milestones. The Company is also obligated to pay to Takeda tiered royalties based on aggregate annual net sales of all licensed products from the high single digit to the low teen percentage

TOBIRA THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and for the period from September 11, 2006 (inception) to March 31, 2014 is unaudited)

of net sales, subject to certain reductions and exceptions. The Company’s obligation to pay royalties to Takeda expires on a country-by-country basis upon the later of the twelfth anniversary or the earlier of the first commercial sale of the first licensed product in such country or entry of one or more generic versions of a licensed product achieving a certain market share in such country or the expiration of the last to expire patent assigned to the Company under the agreement.

13.	Subsequent Events (unaudited)

On June 20, 2014, the holders of the Convertible Notes elected to convert the principal and accrued and unpaid interest of the Convertible Notes into shares of Series B preferred stock at $0.5491 per share, subject to adjustment for stock splits, recapitalization and certain other events, contingent upon the completion of an initial public offering no later than December 31, 2014. Additionally, the holders of preferred stock warrants issued in connection with the Convertible Notes elected to net exercise their warrants in the event of such initial public offering.

On June 20, 2014, the preferred stockholders elected automatic conversion of all outstanding preferred stock, including those shares of preferred stock resulting from the conversion of the Convertible Notes, into the Company’s common stock contingent upon the completion of an initial public offering no later than December 31, 2014.

On June 6, 2014, the New Jersey Economic Development Agency (NJEDA) contacted the Company regarding the Company’s state net operating loss carryforward credits (NOLs) that it sold to NJEDA under the NJEDA Technology Tax Certificate Program. The NJEDA asserts that it has the ability to require the Company to repay to NJEDA a pro-rated portion of sales price associated with such sale of the NOLs because the Company did not maintain its headquarters in the state of New Jersey for a period of five years subsequent to the sale. The Company estimates any liability to be no greater than $0.3 million.

On May 16, 2014, the Company entered into a five-year operating lease agreement for new corporate headquarters for approximately 7,400 square feet of office space. The lease contains escalating rent payments over the lease term and approximately $0.3 million tenant improvement allowance. The lease term and associated minimum lease payments, which are in aggregate $1.5 million over the initial term of five years, are expected to commence mid July 2014. The lease also contains an option to extend the term for an additional five years.

On April 28, 2014, the Company increased the authorized shares available for grant under the 2010 Stock Plan by 8,000,000 shares to 30,655,538 shares. In addition, the Company granted 14,740,902 shares of common stock options to its directors, employees and consultants at an exercise price of $0.26 per share. The stock options generally vests over a four-year period.

Tobira Therapeutics, Inc.

Common Stock

Prospectus

            , 2014

BMO Capital Markets    •    JMP Securities    •    Oppenheimer

Nomura

Through, and including,                 , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission (SEC) registration fee and the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee.

SEC registration fee		*
FINRA filing fee		*
Listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.11 of our amended and restated investors’ rights agreement (IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since January 1, 2011 through March 31, 2014:

(1)	In 2011, we issued and sold an aggregate of 28,228,010 shares of Series B convertible preferred stock to investors for an aggregate purchase price of $15,500,000.

(2)	In 2011, in connection with the closing of a term loan, we issued a warrant to Square 1 Bank exercisable for an aggregate of 218,539 shares of our Series B convertible preferred stock, at an exercise price of $0.5491 per share. This warrant terminates seven years after the date issued.

(3)	In 2012, we issued convertible notes with an aggregate principal amount of $9,999,751. The notes accrue interest at a rate of 8% per annum compounded annually. In connection with a public offering of our securities, the notes provide that, unless earlier converted into shares of our capital stock pursuant to their terms, the principal and accrued interest due on each note shall, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full prior to closing or converted into shares of Series B convertible preferred stock at a price per share of $0.5491.

(4)	In 2013, we issued convertible notes with an aggregate principal amount of $11,999,700. The notes accrue interest at a rate of 8% per annum compounded annually. In connection with a public offering of our securities, the notes provide that, unless earlier converted into shares of our capital stock pursuant to their terms, the principal and accrued interest due on each note shall, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full prior to closing or converted into shares of Series B convertible preferred stock at a price per share of $0.5491.

(5)

In 2014, we issued convertible notes with an aggregate principal amount of $7,999,800. The notes accrue interest at a rate of 8% per annum compounded annually. In connection with a public offering of our securities, the notes provide that, unless earlier converted into shares of our capital stock pursuant to their terms, the principal and accrued interest due on each note shall, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full prior to closing or converted into shares of Series B convertible preferred stock at a price per share of $0.5491.

(6)	In 2012, 2013 and 2014, we issued warrants in connection with the issuance of convertible notes that are exercisable for shares of our capital stock pursuant to their terms. The warrants provide that in connection with a public offering of our securities the warrants shall become exercisable for shares of Series B convertible preferred stock at an exercise price of $0.5491 per share. The warrants will expire on the effective date of the registration statement of which this prospectus is a part.

(7)	Under the 2010 Stock Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) in 2011, we granted stock options to purchase an aggregate of 6,740,090 shares of our common stock at an exercise price of $0.17 per share, (b) in 2011, we granted stock options to purchase an aggregate of 1,372,018 shares of our common stock at an exercise price of $0.19 per share, (c) in 2012, we granted stock options to purchase 5,353,752 shares of our common stock at an exercise price of $0.19 per share, (d) in 2013, we granted stock options to purchase an aggregate of 3,143,973 shares of our common stock at an exercise price of $0.19 per share and (d) in 2014, we granted stock options to purchase an aggregate of 115,000 shares of our common stock at an exercise price of $0.19 per share, an aggregate of 14,890,902 shares of our common stock at an exercise price of $0.26 per share and an aggregate of 750,000 shares of our common stock at an exercise price of $0.44 per share.

The offer, sale, and issuance of the securities described in paragraphs (1), (2), (3), (4), (5) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act in that the issuance of the security to the accredited investor did not involve a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in this transaction. The recipients of the securities in these transactions were accredited investors under Rule 501 of Regulation D.

The offers, sales, grants and issuances of the securities described in paragraph (7) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of such securities were our employees, officers, bona fide consultants and advisors and received the securities under our 2010 Stock Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.     We have filed the exhibits listed on the accompanying Exhibit Index.

(b) Financial Statement Schedules.     All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of South San Francisco, State of California, on the 23rd day of June, 2014.

TOBIRA THERAPEUTICS, INC.

By	/s/ Laurent Fischer, M.D.
Laurent Fischer, M.D. Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signatures appears below constitutes and appoints Laurent Fischer, M.D. and Christopher Peetz, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Laurent Fischer, M.D. Laurent Fischer, M.D.	Chief Executive Officer (Principal Executive Officer) and Director	June 23, 2014

/s/ Christopher Peetz Christopher Peetz	Chief Financial Officer (Principal Financial and Accounting Officer)	June 23, 2014

/s/ Carol L. Brosgart, M.D. Carol L. Brosgart, M.D.	Director	June 23, 2014

/s/ Jeffrey H. Cooper Jeffrey H. Cooper	Director	June 23, 2014

/s/ Craig S. Gibbs Craig S. Gibbs	Director	June 23, 2014

/s/ Patrick Heron Patrick Heron	Director	June 23, 2014

/s/ Gwen A. Melincoff Gwen A. Melincoff	Director	June 23, 2014

/s/ Graeme J. Moyle, M.D. Graeme J. Moyle, M.D.	Director	June 23, 2014

/s/ Eckard Weber, M.D. Eckard Weber, M.D.	Director	June 23, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	Bylaws of the Registrant, as amended.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	2007 Stock Plan and forms of agreements thereunder.

10.3	2010 Stock Plan and forms of agreements thereunder.

10.4*	2014 Equity Incentive Plan and forms of agreements thereunder.

10.5**	License Agreement, dated August 1, 2007, by and between Takeda Pharmaceutical Company Limited and the Registrant.

10.6**	Amendment to License Agreement, dated November 9, 2009, by and between Takeda Pharmaceutical Company Limited and the Registrant.

10.7	Sublease Agreement, dated October 22, 2013, between the Registrant and Accesia, Inc.

10.8	Consent to Sublease, dated October 30, 2013, by and among the Registrant, DWF III Gateway, LLC and Accesia, Inc.

10.9	Offer Letter, dated March 17, 2014, between Laurent Fischer, M.D. and the Registrant.

10.10	Offer Letter, dated March 24, 2014, between Christopher Peetz and the Registrant.

10.11	Offer Letter, dated July 23, 2011, between Helen Jenkins and the Registrant.

10.12	Amendment to Employment Letter and Option Agreement, dated April 29, 2014, between Helen Jenkins and the Registrant.

10.13	Separation Agreement and Release, dated February 13, 2014, between Andrew A. Hindman and the Registrant.

10.14	Consulting Agreement, dated February 15, 2014, by and between the Registrant and Caroline Loewy.

10.15	Loan and Security Agreement, dated November 29, 2011, by and between Square 1 Bank and the Registrant.

10.16	First Amendment to Loan and Security Agreement, dated March 15, 2012, by and between Square 1 Bank and the Registrant.

10.17	Second Amendment to Loan and Security Agreement, dated August 6, 2012, by and between Square 1 Bank and the Registrant.

10.18	Warrant to Purchase Stock, issued November 9, 2011, for Square 1 Bank.

Exhibit Number	Description

10.19	Offer Letter, dated November 24, 2011, between Eric A. Lefebvre, M.D. and the Registrant.

10.20	Office Lease, dated May 16, 2014, between the Registrant and DFW III Gateway, LLC.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 of this Registration Statement).

*	To be filed by amendment.
**	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.